SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 8, 2019	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

# MANAGEMENT PROPOSAL

# AGM 2019

February 25, 2019

# Summary

# 01 – Call Notice

**TIM PARTICIPAÇÕES S.A.**

Publicly-Held Company

CNPJ/MF 02.558.115/0001-21

NIRE 33.300.276.963

**CALL NOTICE – ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETING**

The Shareholders of TIM Participações S.A. ("Company") are called upon, as set forth in the Section 124 of the Brazilian Law Nr. 6,404/1976, to attend the Company's Annual and Extraordinary Shareholders' Meeting to be held on March 28th, 2019, at 11am, at Avenida João Cabral de Mello Neto, nº 850, South Tower, 13rd floor, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

**On Annual Shareholders' Meeting**:

**(1)** To resolve on the management's report and the financial statements of the Company, dated as of December 31st, 2018; **(2)** To resolve on the management's proposal for the allocation of the results related to the fiscal year of 2018 and the distribution of dividends by the Company; **(3)** To resolve on the composition of the Board of Directors of the Company; **(4)** To elect the Company's Board Members; **(5)** To resolve on the composition of the Fiscal Council of the Company; **(6)** To elect the effective and alternate members of the Fiscal Council; and **(7)** To resolve on the Compensation Proposal for the Company's Administrators, members of the Committees and the members of the Fiscal Council of the Company, for the year of 2019.

**On Extraordinary Shareholders' Meeting**:

**(1)** To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 12th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and TIM S.A., on the other hand.

**General Instructions:**

1. All the documents and information regarding the subjects to be analyzed and resolved on at the Shareholders' Meeting are at the Shareholders' disposal at the Company's head office, as well as on the websites www.tim.com.br/ri, www.cvm.gov.br and www.bmfbovespa.com.br.

2. In accordance with Section 4 of CVM Instruction Nr. 481/09 and for the purposes of CVM Instruction Nr. 165/1991, we inform that the minimum percentage of participation in the Company's voting capital to request the adoption of the multiple voting process in the election of the Board of Directors is of five percent (5%). It shall be noted the legal period of 48 hours before the Shareholder's Meeting to request the adoption of the multiple voting process, in accordance with the first paragraph of Section 141 of Law Nr. 6,404/1976.

3. The Shareholders' may participate either in person or represented by a duly constituted proxy, as provided by Article 126 of Law Nr. 6,404/1976 and by the sole paragraph of Article 12 of the Company's By-laws, as well as by distance voting ballot, following the detailed guidelines below:

a. **In person**: A Shareholder who chooses to participate in person must send a copy of the identity document and of the respective shareholding statement, issued at least five (5) business days prior to the Shareholders' Meeting, within two (2) business days prior to the Shareholders' Meeting;

b. **By proxy**: The Shareholder to be represented at the Shareholders' Meeting must send to the Company's head office the respective supporting documentation of its representation, including the power of attorney and/or the articles of incorporation related to the appointment, as the case may be, and the identification documents of the representative, within two (2) business days prior to the Shareholders' Meeting;

c. **By distance voting ballot**: The Shareholder that, pursuant to CVM Instruction Nr. 481/2009, chooses to participate by distance voting ballot, must send the instructions for filing the form to its respective custodian agents or the depositary institution of the Company's shares, or must send the form directly to the Company, in any case, up to seven (7) days prior to the Shareholders' Meeting, as informed in the Management's Proposal.

4. The documents mentioned herein shall be forwarded as follows: TIM Participações S.A., Investor Relations Officer, Mr. Adrian Calaza, Avenida João Cabral de Mello Neto, 850, North Tower, 12nd floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), February 25th, 2019.

**João Cox Neto**

Chairman of the Board of Directors

# 02 – Management's report and Consolidated Financial Statements of the Company, dated as of December 31st, 2018

**TIM PARTICIPAÇÕES S.A.**

**MANAGEMENT REPORT, FINANCIAL STATEMENTS AND THE OPINION OF INDEPENDENT AUDITOR AND STATUTORY AUDIT COMMITTEE, FOR THE YEAR OF 2019**

Dear Shareholders,

In compliance with the Circular Letter CVM/SEP/Nº02/2018, and as set forth in the CVM Instruction Nr. 481/2009, TIM Participações S.A. informs that the Fiscal Council's Report is available on the website of the Brazilian Securities and Exchange Commission (CVM) filed in the category "Administration Meeting", type "Fiscal Council", type "Minute", subject "Opinion on Financial Statements".

In addition, the Financial Statements, the Independent Auditors' Report and the DFP Form for the year 2019, as well as the Participation Manual of the Meeting, are available on the CVM website and on the Investor Relations website of the Company, at the following electronic addresses:

**www.cvm.gov.br/**

**www.tim.com.br/ir**

Rio de Janeiro, February 25th, 2019.

**João Cox Neto**
Chairman of the Board of Directors

# 03 – Item 10 from the Reference Form

## 10.1. The officers shall comment on:

The financial information included in this Reference Form, except as expressly provided, refers to the consolidated financial statements related to social exercises ended on December 31, 2016, 2017 and 2018.

The information contained in item 10 of the Reference Form shall be read and analyzed in conjunction with the consolidated financial statements available on our website (www.tim.com.br/ri) and on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

### *a. general financial and equity conditions*

The Officers of TIM Participações understand that the Company has a healthy financial and equity condition to implement its strategic plan and comply with its short and long-term obligations.

In 2018, the Company kept a comfortable financial and equity situation, presenting (i) gross debt down by 48.2%, (ii) reduction of 50.1% in cash and securities position, mainly explained by the prepayment of debt (iii) reduction of net debt, gross debt discounted of cash and securities position, and (iv) reduction in the level of indebtedness, Net Debt / EBITDA. EBITDA increased 10.4% in 2018, driven by revenue growth and strict cost control.

| Financial Condition | 2018 | 2017 | 2016 |
|---|---|---|---|
| In million reais | | | |
| Cash and Equivalent Cash[1] | 1,860 | 3,726 | 5,608 |
| EBTIDA | 6,564 | 5,947 | 5,209 |
| Gross Debt | 3,325 | 6,423 | 8,329 |
| Net Debt | 1,465 | 2,697 | 2,721 |
| Net Debt / EBTIDA | 0.22 | 0.45 | 0.52 |

[1] In addition to Securities

TIM's debt is concentrated in long-term contracts (75% of the total), consisting mainly of BNDES financing. Approximately 16% of total debt is denominated in foreign currency (USD) and is fully hedged in local currency. The average cost of debt excluding leasing was 8.4% p.y. in 2018 compared to 10.5% p.y. in 2017. During 2018, important debt pre-payments to the BNDES were made, which together with our normal amortization and debt interest payments totaled R$ 3,511 million.

Accompanied by its solid cash position, the Company also has stable liquidity ratios, showing overall ability to meet its short- and long-term obligations. Regarding liquidity rations tha Company had: General Liquidity ((Current Assets + Non-Current Receivables) / (Current + Non-Current Liabilities)), considering as Non-Current Receivables the Company's Non-Current Assets, for the years 2016, 2017 and 2018 of 1.98, 2.26 and 2.64, respectively, and Current Liquidity (Current Assets / Current Liabilities) of 1.39, 1.05 and 0.85 respectively.

As for the debt profile, the Company has maintained the concentration of its short-term obligations under control, having presented in the years 2016, 2017 and 2018 the Composition Index of Debt (Current Liabilities / (Total Liabilities - Shareholders' Equity), 42%, 50% and 58%, respectively.

### *b. capital structure*

The Directors believe that the current capital structure of TIM Participações presents conservative leverage levels. The Leverage Ratio (Gross Debt / Shareholders' Equity) closed the years 2016, 2017 and 2018 at 48%, 35% and 17%, respectively.

The Overall Debt Ratio shows the Company's balance in the asset financing sources, shareholder's equity vs. third parties' capital. In addition, the Company's concern to keep a capital structure that supports business needs is reflected in the debt profile, as indicated by the Debt Composition Index.

| Capital Structure Ratios | 2018 | 2017 | 2016 |
|---|---|---|---|
| **General Indebtedness** (Current Liabilities + Non-Current Liabilities)/ Total Liabilities | 37.9% | 44.3% | 50.4% |
| **Composition of Indebtedness** (Current liabilities /(Current liabilities + Non-Current liabilities)) | 58.1% | 50.0% | 41.7% |

In parallel, the Company is able to generate enough cash to meet its obligations, with a net debt / EBITDA ratio significantly below the average for the telecommunications industry.

### *c. payment capacity regarding the assumed financial commitments*

The Directors believe that the Company has enough liquidity and capital resources to cover investments, operating expenses and debts. It is understood that working capital is sufficient for current requirements, as well as cash and third-party loans being sufficient to cover the financing of its activities. The Board of Executive Officers also believes it has the capacity to contract new loans to finance investments that accompany the opportunities of the sector.

Liquidity ratios, which indicate the financial capacity of the Company to fulfill commitments with third parties, present controlled and compatible levels with the strategic movements adopted by the Company, as shown in the table below.

| Liquidity Ratios | 2018 | 2017 | 2016 |
|---|---|---|---|
| **Immediate liquidity** (Available/Current liabilities) | 26.5% | 51.6% | 77.0% |
| **Current Liquidity** (Current Asset/Current liabilities) | 85.2% | 105.3% | 138.8% |
| **Quick Ratio** ((Current Asset-Stock)/Current liabilities) | 82.6% | 103.6% | 136.8% |

In addition, other indicators, based on cash generation capacity, EBITDA, are used to measure the coverage of financial expenses and gross debt and both point to a comfortable situation of the Company, as reported below:

- EBITDA in 2016 totaled R$ 5,209 million, while financial expenses for the same period amounted to R$ 1,156 million and total gross debt at the end of the period was R$ 8,329 million. As a result, the financial expense coverage level, which measures the ability to pay financial expenses (EBITDA / Net Financial Expenses), was 12.68 and the level of debt coverage, which measures the level of gross debt to (Gross Debt / EBITDA), was 1.60.

- EBITDA in 2017 totaled R$ 5,947 million, while financial expenses for the same period amounted to R$ 1,010 million and total gross debt at the end of the period was R$ 6,423 million. As a result, the financial expense coverage level, which measures the ability to pay financial expenses (EBITDA/Net Financial Expenses), was 11.95 and the level of debt coverage, which measures the level of gross debt to EBITDA (Gross Debt / EBITDA), was 1.08.

- EBITDA in 2018 totaled R$ 6,564 million, while financial expenses for the same period amounted to R$ 951 million and total gross debt at the end of the period was R$ 3,325 million. As a result, the financial expense coverage level, which measures the ability to pay financial expenses in relation to EBITDA (EBITDA/Net Financial Expenses was 12.22 and the level of debt coverage, which measures the level of gross debt to EBITDA (Gross Debt / EBITDA, was 0.51.

***d. sources of financing for net working capital and for investment in non-current assets***

The main source of funding is operating cash flow, complemented by short-term credit lines with local and international banks and long-term financing with national and international development agencies.

***e. sources of financing for net working capital and for investment in non-current assets that it intends to use to cover liquidity deficiency***

The Board of Executive Officers intends to use operating cash flow, renegotiation of short-term debts and new financing for eventual coverage of future liquidity deficiencies.

***f. levels of indebtedness and characteristics of such debts, also describing:***

**i. relevant loan and financing contracts**

**ii. other long-term relationships with financial institutions**

**iii. subordination degree among the debts**

**iv. any restrictions imposed on the issuer, especially regarding the limits to indebtedness and to contracting of new debts, to the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as if the issuer is complying with these restrictions**

TIM Participações S.A. has no loans and financings as of December 31st, 2018.

At the end of 2018, the Company had a debt level of 0.22 times (Net Debt/EBITDA). The table below shows the characteristics of the loans and financing considered relevant:

| Description | Currency | Chargers (p.y) | Expiration | Guarantees | 2018 | 2017 | 2016 |
|---|---|---|---|---|---|---|---|
| | | | | | Consolidated | | |
| In thousand reais | | | | | | | |
| BNDES | URTJLP | TJLP à TJLP + 3,62% | Jul/19 a Jul/22 | Guarantee from TIM Part. and receivables from TIM Celular | 578,335 | 1,945,140 | 2,546,627 |
| BNDES | UMIPCA | UMIPCA + 2,62% | Jul/17 | Guarantee from TIM Part. and receivables from TIM Celular | - | - | 36,552 |
| BNDES | UM143 | SELIC+2,52% | Jul/22 | Guarantee from TIM Part. and receivables from TIM Celular | 489,397 | 1,911,383 | 2,068,629 |
| BNDES (PSI) | R$ | 2,50% a 3,50% | dec/19 a Jan/21 | Guarantee from TIM Part. and receivables from TIM Celular | 56,804 | 263,972 | 444,847 |
| Banco BNP Paribas | USD | Libor 6M + 2,53% | Dec/17 | Guarantee from TIM Part. | - | - | 78,065 |
| European Investment Bank (BEI) | USD | Libor 6M + 0,941% a 1,324% | Ago/19 a Feb/20 | Bank Guarantee and Guarantee from TIM Part. | - | - | 622,980 |
| Bank of America (Res. 4131) | USD | Libor 3M + 1,35% | Sept/18 | - | - | - | 324860 |
| KFW | USD | Libor 6M + 1,35% | Apr/19 | Guarantee from TIM Part. | 43,420 | 110,937 | 182,046 |
| Cisco Capital | USD | 1,80% a 2,50% | Nov/19 a Dec/20 | - | 116,466 | 198,990 | 294,138 |
| KFW Finnvera | USD | Libor 6M + 0,75% | Dec/25 | Guarantee from TIM Part. | 378,595 | 260,522 | 121038 |
| **Total:** | | | | | **1,663,017** | **4,690,944** | **6,719,782** |
| **Current:** | | | | | **698,728** | **1,351,860** | **1,145,225** |
| **Non-Current:** | | | | | **964,289** | **3,339,084** | **5,574,557** |

**Credit Lines**

| Type | Currency | Opening date | Deadline | Total amount | Remaining amount | Amount used until 31 of December of 2018 |
|---|---|---|---|---|---|---|
| In thousand reais | | | | | | |
| BNDES (1) | TJLP | May/18 | Dec/19 | 1,090,000 | 1,090,000 | - |
| BNDES (2) | TJLP | May/18 | Dec/19 | 390,000 | 390,000 | - |
| BNDES (3) | TJLP | May/18 | Dec/19 | 20,000 | 20,000 | - |
| **Total** | R$ | | | **1,500,000** | **1,500,000** | **0** |

Purpose:

1) Financing investments in materials, engineering services and information technology systems for 2017, 2018 and 2019.
2) Financing locally-produced equipment for 2017, 2018 and 2019.
3) Financing investments in social projects for 2017, 2018 and 2019.

The financing of TIM Celular, contracted with BNDES, was obtained for the expansion of the mobile network and has restrictive contractual clauses providing for compliance with certain financial ratios calculated semi-annually. The Controlled Company, TIM Celular, has been meeting the defined financial ratios.

During 2018, important debt pre-payments to the BNDES were made, which together with our normal amortization and debt interest payments totaled R$ 3,511 million.

The controlled company TIM Celular has swap transactions, in order to be protected from the real devaluation risk with respect to the US dollar in its loans and financings. However, it does not apply the "hedge accounting".

Loans and financing on December 31, 2018 due in the long-term follow the schedule below:

| Maturity | Consolidated |
|---|---|
| In thousand reais | |
| 2019 | 699 |
| 2020 | 344 |
| 2021 | 294 |
| 2022 | 199 |
| 2023 | 32 |
| 2025 | 20 |
| | 1,663 |

On December 31, 2018 the Company had the obligation to meet every six months the following financial ratios, which act as restrictive covenants of the loans mentioned in item F.

a) Capitalization Index (PL/AT): equal to or greater than 0.25;
b) EBITDA / Net Financial Expenses: equal to or greater than 2.50;
c) Total Financial Debt / EBITDA: equal or less than 4.00;
d) Net Financial Debt in the Short-Term / EBITDA: equal or less than 0.50;

The Company is comfortably meeting the defined financial ratios. In addition, there are also restrictive covenants which include:

i. Sale, purchase, merger, spin-off or any other act that matters or may import in changes to the Company's current corporate structure, except those within the same economic group; and
Sales and exchanges of assets by the Company and its subsidiaries.

### g. *limits of contracted financings and percentages already used*

In May 2018, a new financing in the amount of R$ 1.5 billion was taken out with BNDES. Until the end of 2018 this credit had not been disbursed. It will remain active until December 2019.

### h. *significant amendments in each item of financial statements*

**Consolidated Financial Statements**

The consolidated financial statements have been prepared in accordance with accounting practices adopted in Brazil and with IFRS, issued by IASB, and the individual financial statements according to BR GAAP. The accounting practices used in Brazil comprise those included in the Brazilian corporate law, rules and regulations of the Brazilian Securities and Exchange Commission and the pronouncements, guidelines and interpretations issued by the CPC and approved by the Brazilian Securities and Exchange Commission and the CFC. The financial statements have been revised to ensure that they represent the information related to the economic conditions of the Company's business environment.

**Description of Key Income Statement Lines**

***Gross Revenue from Services:*** It represents the revenue from the provision of services, among which are the telecommunication services in mobile and fixed segments.

***Gross Revenue from Products:*** It represents revenue from the sale of cell phones, accessories and others.

***Taxes and Discounts:*** It represents the expenses incurred with taxes, fees, contributions and discounts on telecommunications services and sales of goods.

***Net Service Revenues:*** It represents revenues from the provision of services net of deducted taxes and discounts.

***Net Product Revenues:*** It represents revenue from the sale of cell phones, accessories and others net of taxes and discounts.

***Operating Expenses:*** It represents costs incurred in the maintenance, operation and other activities directly related with the production of service revenue and product sales, and the consumption of goods and/or services to produce and sell products and/or services, manage the Company, finance its operations and perform other related activities.

***EBITDA:*** Earnings before interest, taxes, depreciation and amortization represents the Company's cash generation, which is the capacity of the Company to generate resources exclusively in its operating activities without taking into account the financial and tax effects.

***Net Financial Income:*** It represents the balance between remuneration of capital obtained in financial operations and expenses incurred with the remuneration of loans and financings obtained from third parties.

***Income before Taxes:*** It represents the Company's net income before provision of income tax and social contribution on income for the period, calculated according to the accrual basis, as well as on the additions of temporary differences between accounting income and taxable income.

***Net Income:*** It represents operating income minus financial income and expenses, and income tax and social contribution. It is the calculation of revenue after costs and expenses of operation,

depreciation and amortization, interest, taxes and other expenses.

**General Analysis of the Result**

The Board of Executive Officers of TIM Participações analyzes the income statement for the year based on the Company's organic performance, excluding non-recurring effects. The Board understands this is the method that best demonstrates the Company's financial condition in the development of its business strategy. Therefore, when applicable, the adjusted indicators will be signaled under the normalized indicator and will be accompanied by an explanatory note detailing the corresponding effects.

In addition, the Board of Executive Officers understands that the commentary on the results, which are presented below, should be read along with the Company's consolidated financial statements available in the CVM and in the Investor Relations website of TIM Participações.

# Consolidated Income Statement for the activities ended on December 31st, 2018, 2017 and 2016

| | Description | 2018 | A.V. | A/A% | 2017 | A.V. | A/A% | 2016 | A.V. |
|---|---|---|---|---|---|---|---|---|---|
| | In thousand reais | | | | | | | | |
| Reported | **Gross Revenues** | 24,301,252 | - | 7.5% | 22,611,075 | - | -0.6% | 22,745,590 | - |
| | Gross Revenues on Services | 23,064,619 | 94.9% | 7.6% | 21,433,515 | 94.8% | 0.3% | 21,367,819 | 93.9% |
| | Gross Revenues on Products | 1,236,633 | 5.1% | 5.0% | 1,177,559 | 5.2% | -14.5% | 1,377,771 | 6.1% |
| | **Discounts and Deductions on Gross Revenues** | (7,251,076) | - | 13.7% | (6,377,116) | - | -10.5% | (7,128,176) | - |
| | Taxes and discounts on Services | (6,859,411) | 94.6% | 15.1% | (5,959,373) | 93.4% | -10.4% | (6,647,565) | 93.3% |
| | Taxes and discounts on Products | (391,665) | 5.4% | -6.2% | (417,743) | 6.6% | -13.1% | (480,611) | 6.7% |
| | **Net Revenues** | 17,050,176 | - | 5.0% | 16,233,959 | - | 3.9% | 15,617,413 | - |
| | Services Revenues | 16,205,208 | 95.0% | 4.7% | 15,474,142 | 95.3% | 5.1% | 14,720,253 | 94.3% |
| | Mobile Service | 15,345,672 | 94.7% | 4.5% | 14,687,055 | 94.9% | 5.1% | 13,968,489 | 94.9% |
| | Client Generated | 14,056,512 | 91.6% | 5.1% | 13,379,590 | 91.1% | 6.5% | 12,557,567 | 89.9% |
| | Interconnection | 712,194 | 4.6% | -14.7% | 835,198 | 5.7% | -21.3% | 1,061,019 | 7.6% |
| | Other Revenues | 576,966 | 3.8% | 22.2% | 472,267 | 3.2% | 35.0% | 349,903 | 2.5% |
| | Fixed Service | 859,537 | 5.3% | 9.2% | 787,087 | 5.1% | 4.7% | 751,765 | 5.1% |
| | Products Revenues | 844,968 | 5.0% | 11.2% | 759,817 | 4.7% | -15.3% | 897,160 | 5.7% |
| | **Operating Expenses** | (10,486,638) | - | 1.9% | (10,286,935) | - | -1.2% | (10,408,046) | - |
| | Personnel | (1,031,569) | 9.8% | 7.9% | (956,416) | 9.3% | -4.9% | (1,005,296) | 9.7% |
| | Commercial | (3,518,049) | 33.5% | 0.7% | (3,494,192) | 34.0% | -2.9% | (3,597,101) | 34.6% |
| | Network and Interconection | (3,661,037) | 34.9% | -4.3% | (3,825,912) | 37.2% | 1.4% | (3,773,782) | 36.3% |
| | General and Administrative | (578,878) | 5.5% | 5.5% | (548,481) | 5.3% | 1.5% | (540,487) | 5.2% |
| | Cost of Good Sold (COGS) | (883,912) | 8.4% | 4.4% | (846,839) | 8.2% | -13.2% | (975,959) | 9.4% |
| | Bad Debts | (529,902) | 5.1% | 67.5% | (316,387) | 3.1% | 18.7% | (266,442) | 2.6% |
| | Other Operational Revenues (Expenses) | (283,289) | 2.7% | -5.2% | (298,709) | 2.9% | 20.0% | (248,979) | 2.4% |
| | **EBITDA** | 6,563,538 | - | 10.4% | 5,947,023 | - | 14.2% | 5,209,367 | - |
| | EBITDA Margin | 38.5% | - | 1.9 p.p. | 36.6% | - | 3.3 p.p. | 33.4% | - |
| | **Depreciation & Amortization** | (4,124,567) | - | 2.8% | (4,013,671) | - | 6.0% | (3,785,172) | - |
| | Depreciation | (2,250,226) | 54.6% | 3.2% | (2,180,247) | 54.3% | 4.6% | (2,084,041) | 55.1% |
| | Amortization | (1,874,342) | 45.4% | 2.2% | (1,833,424) | 45.7% | 7.8% | (1,701,131) | 44.9% |
| | **EBIT** | 2,438,971 | - | 26.2% | 1,933,352 | - | 35.8% | 1,424,196 | - |
| | EBIT Margin | 14.3% | - | 2.4 p.p. | 11.9% | - | 2.8 p.p. | 9.1% | - |
| | **Net Financial Results** | (537,333) | - | 7.9% | (497,836) | - | 21.2% | (410,880) | - |
| | Financial Expenses | (951,439) | 177.1% | -5.8% | (1,009,653) | 202.8% | -12.7% | (1,156,485) | 281.5% |
| | Net Exchange Variance | 1,373 | -0.3% | -283.5% | (748) | 0.2% | -84.6% | (4,845) | 1.2% |
| | Financial Income | 412,733 | -76.8% | -19.5% | 512,565 | -103.0% | -31.7% | 750,450 | -182.6% |
| | **Income before Taxes** | 1,901,638 | - | 32.5% | 1,435,516 | - | 41.7% | 1,013,316 | - |
| | Income Tax and Social Contribution | 657,619 | - | -427.2% | (201,009) | - | -23.5% | (262,889) | - |
| | **Net Income** | 2,559,258 | - | 107.3% | 1,234,507 | - | 64.5% | 750,427 | - |
| Normalized[1] | **Normalized Operating Expenses** | (10,487,479) | - | 2.0% | (10,284,883) | - | -1.0% | (10,387,386) | - |
| | Personnel | (994,172) | 9.5% | 4.0% | (956,164) | 9.3% | 0.8% | (948,961) | 9.1% |
| | Commercial | (3,518,049) | 33.5% | 0.7% | (3,494,192) | 34.0% | -2.9% | (3,597,101) | 34.6% |
| | Network and Interconection | (3,661,037) | 34.9% | -4.3% | (3,825,912) | 37.2% | 1.4% | (3,773,782) | 36.3% |
| | General and Administrative | (578,878) | 5.5% | 5.5% | (548,481) | 5.3% | 3.1% | (532,127) | 5.1% |
| | Cost of Good Sold (COGS) | (883,912) | 8.4% | 4.4% | (846,839) | 8.2% | -13.2% | (975,959) | 9.4% |
| | Bad Debts | (529,902) | 5.1% | 67.5% | (316,387) | 3.1% | 18.7% | (266,442) | 2.6% |
| | Other Operational Revenues (Expenses) | (321,528) | 3.1% | 8.3% | (296,908) | 2.9% | 1.3% | (293,014) | 2.8% |
| | **Normalized EBITDA** | 6,562,697 | - | 10.3% | 5,949,076 | - | 13.7% | 5,230,027 | - |
| | EBITDA Margin (Normalized) | 38.5% | - | 1.8 p.p. | 36.6% | - | 3.2 p.p. | 33.5% | - |
| | **Normalized Net Financial Results** | (603,507) | - | 21.2% | (497,836) | - | 21.2% | (410,880) | - |
| | Income Tax and Social Contribution | (268,958) | - | 33.8% | (201,026) | - | -23.5% | (262,889) | - |
| | **Normalized Net Income** | 1,565,664 | - | 26.6% | 1,236,543 | - | 64.8% | 750,427 | - |

[1] EBITDA Normalized according to the items indicated in the Costs section -R$ 840,000 in 2018, of which -R$2.1 million in 4Q18, and +R$ 2.1 million in2017). Financial expenses are adjusted by monetary correction over tax credits and labor and taxes contingencies (-R$ 66 million in 4Q18). Net Income Normalized by the tax credit due to the merger of TIM Celular into TIM S.A. and other effects (-R$ 927 million in 2018, of which +R$23 million in 4Q18).of TIM Celular into TIM S.A. (-R$ 950 million in 3Q18) and by the impacts of non-recurring effects on Income Tax and Social Contribution (+23 million in 4Q18).

***Gross Revenue***

In 2018, Total Gross Revenue increased 7.5% YoY, exceeding the expansion of Total Net Revenues. During the year, we had an increase in the number of clients who adhered to loyalty offers, increasing the discounts given to clients. This is one of the pillars of the clients' migration strategy to higher-value plans.

***Taxes and Discounts on Total Revenue***

Our taxes and discounts on total revenues decreased 13.7%, from R$ 6,377 million in the fiscal year ended on December 31st, 2017 to R$ 7,251 million in the fiscal year ended on December 31st, 2018.The increase in taxes and discounts reflects higher gross revenues and the increase in discounts given to clients in loyalty offers.

***Net Revenues***

**Mobile Service Revenues (MSR)** increased R$ 659 million or 4.5%, reaching R$ 15,346 million in the fiscal year ended December 31, 2018. Growth in this line was mostly influenced by the advance of Client Generated Revenues (CGR) with the decline in Interconnection revenues being more than offset by growth of Other Revenues.

**Client Generated Revenues (CGR),** composed by Local Voice Revenues, Long Distance Voice and Data & Content **grew 5.1% YoY in 2018**, driven by the migrations process between segments and intra segments seeking to raise the penetration of higher-value offers. CGR expansion remains limited by a challenging environment, represented by a slow economic recovery and a fierce competitive environment. These elements keep impacting the prepaid recharge levels and, to a lesser extent, the acquisition of postpaid plans. Still, revenues generated by recurring offer packages advanced 29.3% YoY and packages now represent 77.1% of CGR (compared to 62.7% in 2017).

**Interconnection Revenues** declined 14.7% to reach R$ 712 million in the fiscal year ended December 31, 2018. The result remains impacted by the reduction of VU-M tariffs and a smaller growth of incoming traffic.

**Other Mobile Revenues** ended 2018 up 22.2% YoY, at R$ 577 million in the year. This revenue line follows to a great extent the dynamics of network sharing and swap contracts, which represent more than 50% of this revenue line with corresponding costs in the Network and Interconnection line.

**Mobile ARPU (average revenue per user)** increased 11.3% YoY and reached R$ 22.4 influenced mostly by an improved mix following the migrations to higher-value plans. The segments' ARPUs, which exclude non-TIM client revenues and other mobile revenues, showed slight expansions. Prepaid ARPU was R$ 11.5 (+0.1% YoY) and postpaid ARPU was R$ 39.9 (+0.5% YoY).

**Fixed Service Revenues** totaled R$ 860 million at the close of the fiscal year ended December 31, 2018 and increased 9.2% compared to the previous year. This performance results from the strong growth of TIM Live, more than offsetting the decline in revenues from other fixed segments (corporate and wholesale).

**TIM Live maintained a strong growth pace, expanding 38.4% YoY.** With an expanded coverage, Live became present in 14 cities (5 capitals) and already represents almost 50% of fixed service revenues.

**Product Revenues** totaled R$ 845 million, an increase of 11.2% compared to 2017, reflecting a better sales mix that contributed to a higher average price of handsets (+7.7% YoY). The increased average price of handsets was accompanied by a 3.1% reduction in the volume of handsets sold in 2018 compared to 2017.

***Operating Costs and Expenses***

Operating Costs and Expenses in 2018 totaled R$ 10,487 million, an increase of 1.9% compared to 2017. Including non-recurring effects, Normalized Operating Costs and Expenses increased 2.0% in the year, totaling R$ 10,487 million in 2018. The main non-recurring effects affecting costs were (i) positive effect of R$ 159 million related to gain from a court decision excluding the ICMS from the calculation basis of PIS/COFINS (DFP note 9), (ii) negative effect of R$ 157 million from the review of loss forecast concerning labor and tax provisions, related to the cases in previous years (DFP note 24) and, (iii) negative effect of R$ 431,000 related to the sale of towers (DFP note 16).

This performance is explained by (i) higher cost of goods sold (COGS), (ii) increase of bad debt from higher exposure to postpaid clients and (iii) expenses related to right to use the TIM trademark. Still, the performance lagged inflation in the time period (IPCA 12M; 3.75%) and influenced positively by the initiatives delivered in our Efficiency Plan.

The Efficiency Plan reached 118% of the target for 2018, reinforcing the focus on strict costs control. In the time period, the plan's initiatives generated savings of more than R$ 340 million.

**An analysis detailing the operational expenses for the year is presented below:**

*Personnel:* normalized personnel reached R$ 994 million in 2018, an increase of 4.0% compared to 2017 impacted by (i) inflation in the previous year, which updated the wage and benefits base; (ii) higher number of employees (+1.5% YoY); (iii) non-recurring effect generated by the end of contracts of executives who left the company; and (iv) re-composition of old pension plans.

*Commercial*: selling and marketing expenses increased 0.7% YoY, reaching R$ 3,518 million impacted by higher expenses (i) with postpaid and residential broadband sales, (ii) with advertising generating a negative effect due to campaign-related offers during the year and (iii) related to the right to use the TIM trademark. Such effects were partially offset by (i) efficiencies generated by process digitalization, (ii) reduction of FISTEL expenses and (iii) lower expenses with recharge commissioning.

*Network and Interconnection:* Network and interconnection in 2018 declined 4.3% YoY compared to 2017. This result was influenced by lower Interconnection costs, with the main improvement factors being (i) falling mobile termination costs (MTR), (ii) lower pressure from outgoing traffic to other operators after the call is included via WhatsApp in the plans and (iii) cost reduction from content providers. These positive effects more than offset the higher costs related to network elements and infrastructure sharing.

*General and Administrative:* ended 2018 with an increase of 5.5% compared to 2017, mainly due to higher expenses related to collection services with the start of a new contact center operation in September, one of the initiatives implemented in our action plan aiming to recover bad debt, and higher costs linked to maintenance.

*Cost of Goods Sold (COGS):* was R$ 884 million in 2018, an increase of 4.4% compared to 2017, accompanying the dynamics of handset revenues with an increase in the average selling price by 7.7% YoY, more than offsetting the reduction of sales in the period (-3.1% YoY).

*Provision for Doubtful Accounts (Bad Debt):* in 2018 reached R$ 530 million, an increase of 67.5% YoY explained by the continued growth of revenues exposed to delinquency due to postpaid base growth.

Even with this expansion, bad debt as a percentage of Gross Revenues remains under control at a level of 2% in the quarter. In addition to these effects, the period presented temporary effects such as (i) delayed issuance and delivery of bills (due to strikes), (ii) positive impact on wholesale delinquency due to agreements with other operators and (iii) corporate clients affecting the comparison.

*Other Operating Expenses:* the normalized other expenses line totaled R$ 322 million, with a 8.3% YoY increase in the year. Despite the seasonal oscillations during the year, the participation of this line over total Normalized OPEX in 2018 was 3.1% compared to 2.9% in 2017.

## ***EBITDA & Net Profit***

*Normalized EBITDA* (excluding the effects cited previously) totaled R$ 6,563 million, a robust growth of 10.3% YoY. The main levers were: (i) growth of Mobile Service Revenues, (ii) growth of fixed service revenues boosted by TIM Live, and (iii) costs kept under control with the Efficiency Plan reaching 118% of the target.

Normalized EBITDA Margin ended 2018 at 38.5%, 1.8 p.p. addition YoY, maintaining the growth trajectory of the past 4 years.

Net Income Normalized by the effects described previously totaled R$ 1.6 billion, an increase of 26.6% YoY, while Earnings per Share (EPS) was R$ 0.65 compared to R$ 0.51 in the previous year.

Net Income totaled R$ 2.6 billion, an increase of 107.0% YoY with EPS of R$ 1.06 compared to R$ 0.51 in 2017.

# Consolidated Balance Sheet for the years ended on December 31st, 2018, 2017 and 2016

| Description | 2018 | A.V. | YoY % | 2017 | A.V. | YoY % | 2016 | A.V. |
|---|---|---|---|---|---|---|---|---|
| In thousand reais | | | | | | | | |
| **Assets** | 31,995,236 | - | -1.9% | 32,600,365 | - | -5.9% | 34,655,680 | - |
| **Current Assets** | 5,996,718 | 18.7% | -21.2% | 7,607,388 | 23.3% | -24.7% | 10,107,398 | 29.2% |
| Cash and Cash Equivalents | 1,075,530 | 17.9% | -63.7% | 2,960,718 | 38.9% | -42.3% | 5,128,186 | 50.7% |
| Short-term Investments | 784,841 | 13.1% | 2.5% | 765,614 | 10.1% | 59.5% | 479,953 | 4.7% |
| Accounts Receivable | 2,984,862 | 49.8% | 17.5% | 2,540,856 | 33.4% | -13.0% | 2,919,177 | 28.9% |
| Inventories | 183,059 | 3.1% | 47.9% | 123,785 | 1.6% | -14.0% | 143,934 | 1.4% |
| Indirect Recovareble Taxes | 280,254 | 4.7% | -27.4% | 386,001 | 5.1% | -39.1% | 633,854 | 6.3% |
| Direct Recovareble Taxes | 347,505 | 5.8% | 7.6% | 323,040 | 4.2% | -3.5% | 334,806 | 3.3% |
| Prepaid Expenses | 124,598 | 2.1% | -26.0% | 168,366 | 2.2% | 29.1% | 130,392 | 1.3% |
| Derivatives Contracts | 50,769 | 0.8% | -5.8% | 53,875 | 0.7% | -34.7% | 82,454 | 0.8% |
| Leasing | 22,491 | 0.4% | 13.7% | 19,773 | 0.3% | 601.7% | 2,818 | 0.0% |
| Other Assets | 142,809 | 2.4% | -46.2% | 265,361 | 3.5% | 5.4% | 251,825 | 2.5% |
| **Non Current** | 25,998,517 | 81.3% | 4.0% | 24,992,978 | 76.7% | 1.8% | 24,548,282 | 70.8% |
| **Non Current Asses** | 4,008,499 | 15.4% | 41.0% | 2,841,963 | 11.4% | 0.4% | 2,831,176 | 11.5% |
| Long-term Investments | 5,229 | 0.1% | - | 2,997 | 0.1% | - | - | 0.0% |
| Accounts receivable | 129,241 | 3.2% | 393.2% | 26,207 | 0.9% | 8.8% | 24,092 | 0.9% |
| Indirect recovarable Taxes | 912,511 | 22.8% | -3.9% | 949,586 | 33.4% | 9.5% | 867,143 | 30.6% |
| Direct recovarable Taxes | 558,016 | 13.9% | 166.4% | 209,503 | 7.4% | 4.3% | 200,899 | 7.1% |
| Deferred income and Social Contribution Taxes | 762,995 | 19.0% | - | - | 0.0% | -100.0% | 41,689 | 1.5% |
| Judicial Deposits | 1,345,113 | 33.6% | -1.6% | 1,366,576 | 48.1% | 5.6% | 1,294,125 | 45.7% |
| Prepaid expenses | 48,786 | 1.2% | 23.6% | 39,466 | 1.4% | -27.4% | 54,374 | 1.9% |
| Derivatives Contracts | 30,639 | 0.8% | 13.8% | 26,915 | 0.9% | -80.0% | 134,468 | 4.7% |
| Leasing | 185,558 | 4.6% | 0.0% | 185,558 | 6.5% | -8.1% | 201,944 | 7.1% |
| Other Assets | 30,411 | 0.8% | -13.5% | 35,154 | 1.2% | 182.5% | 12,443 | 0.4% |
| **Permanent Assets** | 21,990,018 | 84.6% | -0.7% | 22,151,015 | 88.6% | 2.0% | 21,717,106 | 88.5% |
| Investiments | - | 0.0% | - | - | 0.0% | - | - | 0.0% |
| Property, plant and equipment | 11,203,622 | 50.9% | 3.4% | 10,838,488 | 48.9% | -2.2% | 11,084,530 | 51.0% |
| Intangibles | 10,786,396 | 49.1% | -4.7% | 11,312,527 | 51.1% | 6.4% | 10,632,575 | 49.0% |
| **Liabilities** | 31,995,236 | - | -1.9% | 32,600,365 | - | -5.9% | 34,655,680 | - |
| **Current Liabilities** | 7,040,118 | 22.0% | -2.6% | 7,224,437 | 22.2% | -0.8% | 7,281,555 | 21.0% |
| Loans and financing | 698,728 | 9.9% | -48.3% | 1,351,860 | 18.7% | 18.0% | 1,145,225 | 15.7% |
| Derivatives Contracts | 2,373 | 0.0% | -83.1% | 14,044 | 0.2% | -61.2% | 36,163 | 0.5% |
| Leasing | 205,048 | 2.9% | 15.9% | 176,925 | 2.4% | 83.1% | 96,604 | 1.3% |
| Suppliers | 4,323,374 | 61.4% | 8.4% | 3,986,557 | 55.2% | 15.2% | 3,461,081 | 47.5% |
| Salaries and Related Charges | 211,685 | 3.0% | -19.3% | 262,450 | 3.6% | 23.6% | 212,279 | 2.9% |
| Indirect taxes, Charges and Contributions | 451,169 | 6.4% | 47.8% | 305,266 | 4.2% | -32.6% | 453,130 | 6.2% |
| Direct taxes, Charges and Contributions | 332,333 | 4.7% | 27.4% | 260,786 | 3.6% | -28.3% | 363,727 | 5.0% |
| Dividends Payable | 370,105 | 5.3% | 157.8% | 143,591 | 2.0% | -30.3% | 206,112 | 2.8% |
| Athorizations Payable | 65,464 | 0.9% | -71.9% | 233,173 | 3.2% | -52.1% | 486,494 | 6.7% |
| Antecipated Revenues | 371,608 | 5.3% | -22.7% | 480,431 | 6.7% | -40.9% | 812,340 | 11.2% |
| Others Liabilities | 8,232 | 0.1% | -12.0% | 9,354 | 0.1% | 11.4% | 8,399 | 0.1% |
| **Non Assets** | 5,084,006 | 15.9% | -29.6% | 7,224,745 | 22.2% | -29.1% | 10,186,612 | 29.4% |
| Loans and financing | 964,289 | 19.0% | -71.1% | 3,339,084 | 46.2% | -40.1% | 5,574,557 | 54.7% |
| Derivatives Contracts | 9,245 | 0.2% | -49.8% | 18,419 | 0.3% | - | 45,310 | 0.4% |
| Leasing | 1,735,026 | 34.1% | 1.4% | 1,710,247 | 23.7% | 0.3% | 1,705,634 | 16.7% |
| Athorizations to Pay | 348,336 | 6.9% | 27.3% | 273,527 | 3.8% | -69.6% | 900,138 | 8.8% |
| Indirect taxes, Charges and Contributions | 2,772 | 0.1% | 9.7% | 2,527 | 0.0% | 2150.9% | 112 | 0.0% |
| Direct taxes, Charges and Contributions | 209,880 | 4.1% | 1.5% | 206,788 | 2.9% | -20.1% | 258,840 | 2.5% |
| Deferred income and Social Contributions taxes | (0) | 0.0% | -100.0% | 98,919 | 1.4% | -8.7% | 108,358 | 1.1% |
| Provision for Contigencies | 849,408 | 16.7% | 60.8% | 528,320 | 7.3% | 10.4% | 478,482 | 4.7% |
| Pension Plan | 2,850 | 0.1% | 8.2% | 2,635 | 0.0% | 66.1% | 1,586 | 0.0% |
| Asset Retirement Obligations | 22,803 | 0.4% | 0.0% | 22,803 | 0.3% | 5.0% | 21,726 | 0.2% |
| Antecipated Revenues | 902,932 | 17.8% | -8.9% | 990,932 | 13.7% | -6.6% | 1,061,304 | 10.4% |
| Other Liabitilies | 59,267 | 1.2% | 94.0% | 30,543 | 0.4% | -0.1% | 30,565 | 0.3% |
| **Shareholders' Equity** | 19,871,112 | 62.1% | 9.5% | 18,151,184 | 55.7% | 5.6% | 17,187,513 | 49.6% |
| Capital | 9,866,298 | 49.7% | 0.0% | 9,866,298 | 54.4% | 0.0% | 9,866,298 | 57.4% |
| Capital Reserves | 412,091 | 2.1% | -1.0% | 416,160 | 2.3% | 2.7% | 405,239 | 2.4% |
| Income Reserves | 9,625,465 | 48.4% | 22.1% | 7,885,213 | 43.4% | 14.0% | 6,919,345 | 40.3% |
| Accumulated losses | - | 0.0% | - | - | 0.0% | - | - | 0.0% |
| Stocks in Treasury | (8,523) | 0.0% | -48.3% | (16,487) | -0.1% | 389.4% | (3,369) | 0.0% |
| Net Income for the period | - | 0.0% | - | - | 0.0% | - | - | 0.0% |

***Current Assets***

Current assets closed 2018 with a decrease of 21.2% YoY, or -R$ 1,611 million, mainly explained by the reduction in the cash and cash equivalents line, as a result of early repayment of higher-cost debt. Current assets closed 2017 with a decrease of 24.7% YoY, or -R$ 2,500 million, mainly explained by i) reduction in the cash and cash equivalents line, a result of the early repayment of higher-cost debt and ii) reduction in accounts receivable, explained by a more selective policy regarding recharge sales to distributors.

***Non-current Assets***

In 2018 non-current assets grew 4.0% YoY or +R$ 1,006 million, explained mainly by deferred income tax and social contribution at R$ 763 million in 2018. In 2017, non-current assets closed at +1.8% YoY, or +R$ 445 million compared to 2016.

***Current Liability***

Current liability closed 2018 down by 2.6% YoY, or -R$ 184 million, mainly explained by the reduction of the loans and financings line. Current liability ended 2017 at -0,8% A/A, or -R$ 57 million.

***Non-current Liabilities***

Non-current liabilities ended 2018 down by 29.6% YoY, or -R$ 2,141 million, explained mainly by the early repayment of higher-cost debt, which affected the loans and financings line. Non-current liabilities ended 2017 down by 29.1% YoY, or -R$ 2,962 million, explained mainly by the early repayment of higher-cost debt, which affected the loans and financings line.

***Shareholders' Equity***

Shareholders' equity ended 2018 up by 9.5% YoY or +R$ 1,720 million, explained mainly by an increase in the income reserve, due to the increase in net income for the year. Shareholders' equity ended 2017 up by 5.6% YoY or +R$ 964 million, explained mainly by an increase in the income reserve, due to the increase in net income for the year.

**_Consolidated Statement of Cash Flow for the fiscal years ended on December 31st, 2018, 2017 and 2016_**

| Description | 2018 | YoY % | 2017 | YoY % | 2016 |
|---|---|---|---|---|---|
| In million reais | | | | | |
| **Initial Net Financial Position** | **2,697** | **-0.9%** | **2,721** | **57.0%** | **1,733** |
| EBITDA Normalized[1] | 6,563 | 10.3% | 5,949 | 13.7% | 5,230 |
| Capex | (3,977) | -4.1% | (4,148) | -7.9% | (4,502) |
| **EBITDA Normalized - Capex** | **2,585** | **43.5%** | **1,801** | **147.4%** | **728** |
| **Delta Working Capital** | **357** | **-** | **579** | **-3143.5%** | **(19)** |
| Non recurring operating items | 1 | -146.4% | (2) | - | (20.7) |
| **Operating Free Cash Flow Ex-licenses** | **2,943** | **23.7%** | **2,379** | **245.8%** | **688** |
| Clean UP 700MHZ | (143) | - | (859) | - | - |
| **Operating Free Cash Flow Reported** | **2,800** | **84.2%** | **1,520** | **-** | **688** |
| Financial investments | - | - | - | - | - |
| Asset disposal | 2 | -86.5% | 15 | -89.4% | 140 |
| Net impact of financial interests | (689) | -8.1% | (750) | 11.6% | (672) |
| Taxes Payments | (213) | -28.3% | (297) | -15.1% | (350) |
| Others impacts | (85) | -26.4% | (116) | -65.4% | (334) |
| **Net Cash Flow before dividends and change in equity** | **1,815** | **-** | **372** | **-170.5%** | **(528)** |
| Dividends | (588) | 76.6% | (333) | -27.6% | (460) |
| Change in Equity | 5 | - | (15) | - | - |
| **Net Cash Flow** | **1,232** | **-** | **24** | **-102.4%** | **(988)** |
| **Final Net Financial Position** | **1,465** | **-45.7%** | **2,697** | **-0.9%** | **2,721** |

[1]EBITDA normalized by the adjustments to the sale-leaseback contract of towers (+R$ 431,000 in 4Q18, +R$ 1.1 million in 2Q18, +R$ 220,000 in 1Q18 and +R$ 1.8 million in 2Q17), temporary HR and G&A costs (+R$ 120,000 in 2Q17 and +R$ 132,000 in 1Q17), tax credit due to the exclusion of ICMS from the calculation basis of PIS/COFINS (-R$ 159.1 million in 4Q18), revision of forecast for loss of employees, outsourced personnel and tax contingencies (+R$ 156,5 million in 4Q18).

In 2018, the Free Operating Cash Flow, excluding the 700Mhz license, saw an increase of R$ 467 million compared to 2017, resulting from EBITDA growth and CAPEX reduction, offset by a lower positive working capital at R$ 319 million.

In 2017, Free Operating Cash Flow, excluding the 700Mhz license, saw an increase of R$ 1,691 million compared to 2016, a result of EBITDA growth and CAPEX reduction, offset by working capital positive by R$ 598 million.

## 10.2. The officers shall comment:

### a. results of the issuer's operations, especially:

#### i. description of any important components of revenue

The Company generates its revenues in local currency, from the provision of telecommunication services with mobile, fixed and ultra-broadband services, as well as value-added services, which also include data transmission. Another component of revenue is network usage or interconnection revenue from the amount charged to other operators for the termination of traffic in the Company's network. Product revenue is also part of the revenue group regarding mobile phones, accessories and others sales.

In 2018 the year-on-year variations point to a significant improvement compared to 2017, mainly due to an increase in the number of clients who subscribed to loyalty offers, increasing the discounts given to clients. This is one of the pillars of the clients' migration strategy to higher-value plans.

The year 2017 confirmed the trajectory of results recovery started in the second half of 2016. Despite a gradual macroeconomic recovery, the focus on execution of the designed plan allowed TIM not only to grow solidly and reach significant results, but also to expand Net Mobile Revenues by +5.1% YoY.

The table presents the breakdown of key revenue lines for the periods for 2018, 2017 and 2016.

| Description | 2018 | A.V. | YoY % | 2017 | A.V. | YoY % | 2016 | A.V. |
|---|---|---|---|---|---|---|---|---|
| In thousand reais | | | | | | | | |
| Gross Revenues | 24,301,252 | - | 7.5% | 22,611,075 | - | -0.6% | 22,745,590 | - |
| Gross Revenues on Services | 23,064,619 | 94.9% | 7.6% | 21,433,515 | 94.8% | 0.3% | 21,367,819 | 93.9% |
| Gross Revenues on Mobile Services | 21,523,481 | 0.0% | 6.8% | 20,147,586 | 0.0% | -0.2% | 20,188,962 | 0.0% |
| Gross Revenues on Fixed Services | 1,541,138 | 0.0% | 19.8% | 1,285,930 | 0.0% | 9.1% | 1,178,856 | 0.0% |
| Gross Revenues on Products | 1,236,633 | 5.1% | 5.0% | 1,177,559 | 5.2% | -14.5% | 1,377,771 | 6.1% |
| Discounts and Deductions on Gross Revenues | (7,251,076) | - | 13.7% | (6,377,116) | - | -10.5% | (7,128,176) | - |
| Taxes and discounts on Services | (6,859,411) | 94.6% | 15.1% | (5,959,373) | 93.4% | -10.4% | (6,647,565) | 93.3% |
| Taxes and discounts on Products | (391,665) | 5.4% | -6.2% | (417,743) | 6.6% | -13.1% | (480,611) | 6.7% |
| Net Revenues | 17,050,176 | - | 5.0% | 16,233,959 | - | 3.9% | 15,617,413 | - |
| Services Revenues | 16,205,208 | 95.0% | 4.7% | 15,474,142 | 95.3% | 5.1% | 14,720,253 | 94.3% |
| Mobile Service | 15,345,672 | 94.7% | 4.5% | 14,687,055 | 94.9% | 5.1% | 13,968,489 | 94.9% |
| Client Generated | 14,056,512 | 91.6% | 5.1% | 13,379,590 | 91.1% | 6.5% | 12,557,567 | 89.9% |
| Voice Local (Usage and Monthly fee) | 2,890,149 | 20.6% | -22.4% | 3,725,231 | 27.8% | -23.8% | 4,891,342 | 39.0% |
| Voice Long Distance | 951,863 | 6.8% | -9.4% | 1,050,511 | 7.9% | -25.8% | 1,415,823 | 11.3% |
| Data and Content VAS | 10,214,500 | 72.7% | 18.7% | 8,603,848 | 64.3% | 37.7% | 6,250,402 | 49.8% |
| Interconnection | 712,194 | 4.6% | -14.7% | 835,198 | 5.7% | -21.3% | 1,061,019 | 7.6% |
| Other Revenues | 576,966 | 3.8% | 22.2% | 472,267 | 3.2% | 35.0% | 349,903 | 2.5% |
| Fixed Service | 859,537 | 5.3% | 9.2% | 787,087 | 5.1% | 4.7% | 751,765 | 5.1% |
| Products Revenues | 844,968 | 5.0% | 11.2% | 759,817 | 4.7% | -15.3% | 897,160 | 5.7% |

i. **factors materially affecting operating results**

**Economic Environment**

The high macroeconomic volatility seen in 2018, triggered by uncertainties surrounding the elections scenario coupled with less favorable external conditions towards emerging markets, impacted directly the Brazilian Gross Domestic Product (GDP), which should end the year with a modest growth of 1.3% according to the latest FOCUS report (BACEN), much lower than the 2.7% rate expected by the majority of analysts at the beginning of 2018.

Inflation measured by the Extended Consumer Price Index (IPCA) started 2018 under control but saw oscillations throughout the year, impacted by the truckers' strike and higher administered prices, such as those for fuels and electricity, peaking at 4.5% while closing the year at 3.75%, slightly higher than in the previous year, however still below the Central Bank target. With inflation below the target, though close to it, and with anchored expectations, monetary policy has been defined by interest rates stable at 6.5% per year (p.y.) and by the expectation of this level for the coming year. The year 2017 marked the inflection of the Brazilian economy with the recovery of the Gross Domestic Product (GDP), which grew by 1.00% after two consecutive years of decline, mainly driven by domestic consumption and trade balance surplus.

Inflation measured by the Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo - IPCA) was under strict control and by the end of 2017 was at 2.95%, below the minimum target set by Central Bank. The performance is mainly explained by the super crops that reduced food prices, and also by the reduction in beverage prices. The basic interest rate (SELIC) confirmed the downward path and closed the year at a historical low of 7.00%, a significant reduction of 6.75 percentage points compared to the closing of 2016. This movement is explained by the country's still slow economic recovery and the lower inflation expectation.

The year 2016 was one of political instability with the annulment of President Dilma Rousseff's mandate and the consequent tenure of her Vice President, Michel Temer, who took office amid a slow and recessive economy. Industries followed well below capacity and the average unemployment rate reached the highest level in the last 5 years, at 11.5%. The country's GDP showed the second consecutive decline, contracting 3.6%, dragged by agriculture, industry and services. In contrast, inflation evolved favorably in the period and ended the year below the target ceiling, accumulating a 6.29% rise. It is also noteworthy that the basic interest rate (SELIC), which started a downward trend in order to boost the Brazilian economy, ended the year at 13.75% YoY.

**Telecommunications sector**

The year 2018 was marked by an economic recovery at a more moderate pace than expected by the market in general. The Brazilian telecommunications market continued the path identified in the previous years of reduction of the mobile base. The mobile market maintained the migration dynamics of prepaid subscribers over to hybrid (control plans) and postpaid plans which, in general, seek to make customers loyal with offers that present consumption recurrence and, as a result, revenue recurrence, in line with the strategy of offering more for more.

In 2017 the Brazilian telecommunications market maintained the reduction of the client base, still impacted by the continued replacement of voice with the use of data, especially messaging applications, adding to a sharp decline in the use of multiple sim cards and a reduction in the community effect. These dynamics, in addition to a macroeconomic scenario in gradual recovery and a high unemployment rate, led to a market base shrinking -3.1% compared to 2016, with a penetration rate of 113.5%, heavily impacted by the prepaid market, which declined -9.8% YoY.

These dynamics also impacted the Brazilian market in 2016, when the Brazilian telecommunications industry ended the year with 244 million accesses, a decrease of 5.3% over the previous year and a

penetration rate of 118.0%, according to ANATEL.

**Special features of the sector**

Mobile telephony in Brazil is characterized as a private sector where prices and tariffs are regulated by the market. ANATEL acts as the agency that regulates all telecommunications sectors in Brazil with the mission to "promote the development of telecommunications in the country to give it a modern and efficient telecommunications infrastructure, capable of offering appropriate services to society, diversified and fair prices, nationwide".

In the area of competition, the Brazilian mobile telephony sector is presented as one of the most competitive in the world, being one of the few to have four main competitors with national presence and market share from 16% to 31%. The fierce competition in the market and the high level of taxes on the telecommunications industry imply strong pressure on margins.

The need for intensive capital is also a major feature of the telecommunications sector. In order to support the increase in network traffic over the years and the advent of new technology, investment levels to ensure scale and quality of services are necessary.

**Operating Income**

**Customer Base**

TIM ended 2018 with a base of 55.9 million active lines, a 4.6% reduction YoY. Despite the solid postpaid performance, disconnection in the prepaid segment negatively impacted the total base.

In 2018, TIM presented negative net additions of 2.7 million lines, a 43.3% reduction compared to 2017. Total gross additions fell to 24.1 million in the year, -12.7% YoY while disconnections fell to 26.9 million lines, a significant reduction of -17.2% YoY. The improved result for net additions, combined with the reduction in disconnections, enabled a -6.2 p.p. YoY reduction in the disconnection rate.

The postpaid customer base amounted to 20.3 million users by the end of 2018, an increase of 13.7% YoY, adding 2.4 million clients to the base in 2018. The segment upped its relevance at TIM, representing 36.2% of the total base at the end of 2018 (versus 30.4% in 2017).

In the prepaid segment, TIM slowed the pace of disconnections in 2018, despite its strict base clean-up policy. In the year, the prepaid base had 35.7 million active lines, a 12.6% decline, disconnecting 5.1 million lines, a result of the migration of clients from prepaid to postpaid and fiercer competition. The continued strict base clean-up policy brought a more positive relative performance for the Company compared to the market, which still shows signs of sim card consolidation.

**Network & Quality**

Infrastructure is one of the strategic pillars of the Company and TIM reaffirms its investment commitment in 2019, seeking to offer more and better services. The recent changes in the consumption pattern as well as the increasing demand for quality requires a structured network expansion plan, supported by more robust technical analyses regarding the consumption pattern and the customers' needs, as well as a cultural transformation.

The results of the digitalization initiatives keep expanding, and have been consistent. The broad digital transformation depends on acting according to the clients' real needs and on the redesign of processes, in order to impact all of the client's lifecycle. In order to reach this objective, we work with three strategic pillars: (i) development of offers based on our clients' individual needs; (ii) promoting the expansion and evolution of our network infrastructure; and (iii) efficient operation while approaching integrated channels for sales and customer care.

Sales through digital channels, a key factor in TIM's upselling strategy, advanced 28% YoY in the postpaid segment (pure + control) and 32% in prepaid in 2018. The mix of digital recharges continues to obtain greater relevance among the sales channels with 4.8 p.p growth in 2018.

In the scope of spectrum usage, TIM continues its successful refarming project, expanding to the 2.1GHz frequency, aiming at more efficiency and better performance. Regarding fiber, the Company continues its network expansion project, to support the ultra-broadband converging network, increasing the availability of FTTH and FTTS.

As for sites, TIM plans to increase site density by using Biosites, which are sustainable, cheaper structures that are easier to install and have no visual impact on cities. In the context of big data, the Company is constantly evolving its analytical tools from a more complete and proactive approach, aiming at a more efficient deployment of investments.

When it comes to corporate culture, the new technologies and customer expectations rupture the traditional model of telecommunications operators. In this scenario, TIM seeks to develop, motivate and engage its employees so that they can perform in a dynamic, innovative and collaborative environment, based on an agile and flexible operating model.

TIM's infrastructure has a national reach, covering approximately 95% of the Brazilian urban population, being present in more than 3,500 cities. The Company also has extensive data coverage, maintaining its leading position in 4G coverage in the country.

Of the R$ 3.98 billion invested in 2018, 87% were dedicated to network and information technology in line with the previous years, aiming to meet the growing data consumption. Infrastructure improvement and growth are supported by different projects, among them one can highlight the expansion of fiber optic network (backbone, backhaul and FTTH), densification of sites, frequency refarming and the aggregation of carriers in two or three frequencies, depending on the geographic location. Moreover, TIM has advanced its sharing initiatives focused on 4G and transport network.

TIM maintained its leadership in 4G coverage, reaching 3,272 cities or 93% of the country's urban population at the end of 2018, registering a 38% YoY increase in network elements in this technology in the time period. As a result, 76% of TIM's customer data traffic was over 4G network in the last quarter of 2018, up 16 p.p. when compared to the same period of the previous year.

In addition, the usage of 700MHz frequency for the development of the LTE network continues to evolve, providing a significant improvement in customer experience both in terms of performance (higher download and upload speeds and lower latency), and indoor coverage, higher penetration.

At the end of the year, TIM had ~18,800 sites, 72% of which connected through high capacity backhaul.

In relation to transport infrastructure, the Company reached 90.1 thousand km of backbone and backhaul, an increase of 5.7% YoY in terms of fiber optic mileage.

Residential fixed broadband continues to evolve, with 1.1 million households in FTTH, 3.5 million in FTTC, totaling 4.3 million households in 14 cities.

Infrastructure development is also in line with the Company's corporate social responsibility values. TIM continues to implement the Biosites installation project, a solution for densification of the mobile access network (antennas/towers) with a very low visual impact. Biosites also contribute to harmonization with the environment and urban infrastructure – a multifunctionality capable of aggregating beyond the transmission of telecommunications, lighting and security cameras – these structures are cheaper and faster to install. At the end of 2018, TIM reached a total of 841 active Biosites.

Currently, the Company is authorized to use more than 130 MHz in spectrum, with 36 MHz in frequencies below 1 GHz, distributed as follows:

**b. variations in revenues due to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services**

The Company's revenue is primarily in local currency terms and therefore not affected by exchange rate fluctuations. Revenues are more exposed to changes in the Company's customer base, variations in usage volume and changes in prices due to new tariffs plan, products launch or the introduction of promotions. The Company may adjust the prices of its services as long as it is in accordance to the limits established by ANATEL. Its maximum value is subject to an annual adjustment based on inflation. Traditionally, despite the regulator's price limits, telecom charges are relatively low due to strong competition.

In 2018, Net Revenues reached R$ 17,050 million, growth of 5.0% YoY supported by Net Service Revenues, which advanced 4.7% YoY and by Net Product Revenues which increased 11.2% YoY. However, Mobile Service Revenues increased R$ 659 million or 4.5%, reaching R$ 15,346 million, due to the acceleration of the transition from voice to data, partially offset by the reduction in interconnection tariffs.

Mobile Service Revenues increased R$ 659 million or 4.5%, reaching R$ 15,346 million in the fiscal year ended December 31, 2018 due to the acceleration of the transition from voice to data, partially offset by the impact of lower interconnection tariffs.

Client Generated Revenues (CGR), composed by Local Voice Revenues, Long Distance Voice and Data & Content grew 5.1% YoY in 2018, driven by the migrations process between segments and intra segments seeking to raise the penetration of higher-value offers. CGR expansion remains limited by a challenging environment, represented by a slow economic recovery and a fierce competitive environment. These elements keep impacting the prepaid recharge levels and, to a lesser extent, the acquisition of postpaid plans. Still, revenues generated from recurring offers packages increased 29.3% YoY, with the prepaid segment providing a greater contribution at the end of the period.

Interconnection Revenues declined 14.7% to reach R$ 712 million in the fiscal year ended December 31, 2018. The result remains impacted by the sharp reduction of VU-M tariffs and a smaller growth of incoming traffic.

Other Mobile Revenues ended 2018 up 22.2% YoY, at R$ 577 million in the year. This revenue line follows to a great extent the dynamics of network sharing and swap contracts, which represent more than 50% of this revenue line with corresponding costs in the Network and Interconnection line.

Mobile ARPU (average revenue per user) increased 11.3% YoY and reached R$ 22.4 influenced mostly by an improved mix following the migrations to higher-value plans. The segments' ARPUs, which exclude non-TIM client revenues and other mobile revenues, showed a slight drop. Prepaid ARPU was R$ 11, stable in the year, and postpaid ARPU was R$ 39.9 (+0.5% YoY).

Fixed Service Revenues totaled R$ 860 million at the close of the fiscal year ended December 31, 2018 and increased 9.2% compared to the previous year. This performance results from the strong performance of TIM Live, more than offsetting the decline in revenues from other fixed segments (corporate and wholesale).

TIM Live maintained a strong growth pace, expanding 38.4% YoY. With an expanded coverage, Live became present in 14 cities (5 capitals) and exceeded 50% representation within the fixed segment's revenues in the last quarter of 2018. The remaining services in the Fixed Segment fell 7.2% in the year.

**c. impact of inflation, changes in prices of key inputs and products, foreign exchange and interest rates on operating results and financial results of the issuer, when relevant**

**Inflation:** Possible inflation rate hikes may lead to higher costs to the Company and margin reduction. In case of a worsening inflation scenario, the government may adopt a more austere monetary policy, e.g., increasing the interest rate, reducing the supply of credit and making it more expensive and,

subsequently, affecting our telecommunication service consumers.

**Interest rate:** The financial expenses of the Company are affected by fluctuations in interest rates, such as the TJLP (Long-Term Interest Rate) used by BNDES and the CDI (Interbank Depositary Certificate). The Company maintains its financial resources mainly in Interbank Deposit Certificates (CDI), which substantially reduce this risk.

In 2016, the Company had available cash in the amount of R$ 5,608 million and gross debt of R$ 8,329 million, with a current portion of R$ 1,193 million and a net debt level relative to EBITDA (Net Debt / EBITDA) of 0.52x.
In 2017, the Company had available cash in the amount of R$ 3,729 million and gross debt of R$ 6,423 million, with a current portion of R$ 1,502 million and a net debt level relative to EBITDA (Net Debt / EBITDA) of 0.45x.

In 2018, the Company had available cash in the amount of R$ 1,866 million and gross debt of R$ 3,325 million, with a current portion of R$ 833 million and a net debt level relative to EBITDA (Net Debt / EBITDA) of 0.22x.

**Foreign exchange:** Foreign exchange exposure over debt in 2018 declined significantly to 16%. In order to protect itself from any currency fluctuations, the Company maintains its hedging policy of 100% of its exposure through currency swap contracts.

**10.3. The officers shall comment on the material effects that the events below have caused or are expected to cause on the issuer's financial statements and its results:**

**a. introduction or disposal of operating segment**

There was no introduction or disposal of operating segment in the fiscal years ended on December 31, 2018, 2017 and 2016.

**b. constitution, acquisition or disposal of equity interest**

There was no incorporation, acquisition or disposal of equity interest in the fiscal years ended on December 31st 2018, 2017 and 2016.

**c. unusual events or operations**

**Corporate Reorganization**

In October 2018 the Company concluded the corporate reorganization project of its subsidiaries TIM Celular and TIM S.A. (current name of Intelig Telecomunicações Ltda.) through the merger of TIM Celular by TIM S.A. The Company booked the entire R$ 952.4 million deferred tax asset stemming from the amounts it has utilization rights to as tax loss (R$ 702.6 million) and the negative base of Social Contribution over Income (R$ 249.7 million).

As previously indicated, the Reorganization aimed to seize operating and financial synergies through the implementation of a more efficient process structure, as well as accounting systems and internal controls. The ownership structure change is shown below.


Before Reorganization
Telecom Italia S.p.A.
100%
Telecom Italia Finance S.A.
100%
TIM Brasil Serv. e Part. S.A.
Free Float
67%
33%
TIM Participações S.A.
100%
100%
TIM Celular S.A.
TIM S.A.
Merger


After Reorganization
Telecom Italia S.p.A.
100%
Telecom Italia Finance S.A.
100%
TIM Brasil Serv. e Part. S.A.
Free Float
67%
33%
TIM Participações S.A.
100%
TIM S.A.

## 10.4. The officers shall comment:

### a. significant changes in accounting practices

From January 1, 2018 the following rules and/or interpretations showed a relevant impact on the Company's financial statements:

**IFRS 9 / CPC 48 – "Financial Instruments"**

On December 22, 2016 the CVM approved accounting and technical pronouncement CPC 48, which is equivalent to IFRS 9. The Company opted for the retrospective adoption of this standard, with the cumulative effect of the initial application being recognized on the date of this initial application, that is, January 1, 2018, being recognized the cumulative effect on the date of the initial application of the standard as an adjustment to the initial balance of the revenue reserve in shareholders' equity.

This standard is applicable to financial assets and liabilities, and covers issues relating to the classification, measurement, impairment and derecognition of financial assets and liabilities, as well as hedge qualification and accounting criteria.

This standard requires that entities classify their financial assets as measured at amortized cost, at fair value through other comprehensive income, or at fair value through profit or loss, based on the assessment of the following assumptions:

(i) The business model of the entity regarding the management of financial assets; and
(ii) The characteristics of the contractual cash flow of the financial asset.

Regarding the classification of financial liabilities, this standard broadly maintains the requirements set forth in IAS 39/CPC 39, according to which entities must classify most financial liabilities as measured subsequently at amortized cost, except for derivative financial instruments, financial guarantee agreements and commitments to grant loans at interest rates that are lower than those used in the market, among others. There was no material impact on the classification of financial assets and liabilities of the Company due to the adoption of the new standard. Complete information based on the nature of each financial asset and liability, as provided for in this new standard, is disclosed in Note 37.

Regarding impairment, the new standard establishes the recognition of the provision for expected credit losses, according to which the entities must recognize a provision for expected losses in financial assets measured at amortized cost. The impact of the adoption of the new model for calculating the impairment of financial assets resulted in an increase of approximately R$ 130 million in the provision for doubtful accounts as at January 1, 2018, as presented in the table below.

**IFRS 15 / CPC 47 – "Revenue from Contracts with Customers"**

CVM resolved to approve technical accounting pronouncement CPC 47, which is equivalent to IFRS 15, as of December 22, 2016. The Company adopted IFRS15 (CPC47) retrospectively, with the cumulative effects of the initial application being recognized on the date of the initial application, on January 1, 2018. Accordingly, as provided for in this standard, the Company recorded the cumulative effect as at the date of the initial application of the standard as an adjustment to the initial balance in the revenue reserve. In accordance with this transition method, the entity applied this pronouncement retrospectively only for contracts that are still in force as at the date of the initial application.

Currently, the Company offers commercial packages that basically bundle equipment or mobile devices with fixed or mobile telephony services, while the revenue from services is recognized separately, in accordance with their nature and based on their relevant fair values.

*Identification of contracts*

The Company ran a comprehensive review of the commercial offers in force, in order to identify the principal contractual clauses and other contractual elements that may be significant regarding the adoption of the new accounting standard.

*Identification of performance obligations*

Upon the adoption and initial application of the contract, the Company assessed the goods or services that were contractually promised to the customer and identified the performance obligations based on the commitments made to customers regarding the transfer of the following items:

(i) Distinct goods or services (or group of goods or services), or
(ii) Goods or services that are substantially the same, and that can be transferred to customers using the same transfer patterns.

Goods or services promised to customers are deemed to be “distinct” when the following criteria are fulfilled:

(a) customers are able to benefit from the item or service, whether separately, or jointly with other resources that are readily available to them (that is, the good or service is able to be "distinct"; and
(b) the Company’s promise to transfer the item or service to customers can be separated from other commitments undertaken within the contract (that is, the commitment to transfer the item or service is "distinct" within the context of the contract.

Upon reviewing its contracts, the Company verified the existence of two main performance obligations: (i) sale and/or rental of equipment or mobile devices; and (ii) provision of fixed and/or mobile telephony and broadband (internet) services. Accordingly, the Company will recognize revenue when, or to the extent that, it satisfies the performance obligations by transferring the goods or services that were promised to the customer. An asset will be deemed as “transferred” when, or to the extent that, the customer obtains control of the asset, which is at the time of delivery.

*Determination and allocation of price upon performance obligation*

The individual selling price was defined by the Company based on selling prices at the Company or on the market, in addition to the contract price, which would be similar to that provided for in contracts with similar characteristics.

Thus, the adoption of the new revenue standard in some cases resulted in the early recognition of revenue from the sale of equipment and/or mobile devices, which are usually recognized upon the transfer of control to the customer, basically due to the allocation of discounts between the performance obligations arising from the sale of plans that include services as well as equipment/devices. The difference between the book value of sales of equipment and/or mobile devices, and the amount received from the customer will be recorded as a contractual asset and/or liability at the beginning of the contract. Revenue from telephony services, in turn, will be recognized in income at its book value, upon allocation of the transaction price, and to the extent that the services are provided on a monthly basis.

Revenue from sales of devices to business partners is accounted for upon physical delivery to the partner, net of taxes, rather than upon sale to end customers, as the Company does not hold any control over the products sold.

*Costs of obtaining the contract*

In accordance with the standard, the entity must recognize as assets the incremental costs of obtaining the contract if the entity expects to recover such costs. Upon adoption of the new standard, the Company recognized, under "prepaid expenses", these amounts in assets and, subsequently, in income, in accordance with the transfer, to the customer of the goods or services to which the asset refers. It should be highlighted that the company already capitalized the costs of obtaining new agreements, in the corporate segment only, which were measured and registered net of any impairment adjustments, as required in CPC 04 and/or IAS 38, and that, following the adoption of IFRS 15/CPC 47 (Note 15.h), the Company's management decided to reclassify the accumulated balances from the "intangible assets" account to the "prepaid expenses" account.

As a result of the above, the Company recognized on January 1, 2018 an increase of R$ 36 million, before deferred taxes in the item "profit reserve".

The table below presents the principal effects of the adoption of the new IFRS15/CPC47, also including the effects of the adoption of IFRS 9 in the opening balances as at January 1, 2018.

**Consolidated**

| Description | Originally Reported | Adjust | Balances with IFRS 15 and 9 |
|---|---|---|---|
| **In million reais** | **January 1, 2018** | | **January 1, 2018** |
| **Assets** | **32,600,365** | **(58,100)** | **32,542,265** |
| **Current Assets** | **7,607,388** | **38,474** | **7,645,862** |
| Accounts Receivable (e) | 2,540,856 | (130,137) | 2,410,719 |
| Contractual Assets (b) | - | 5,397 | 5,397 |
| Inventories | 123,785 | - | 123,785 |
| Prepaid Expenses (a, c) | 168,366 | 163,214 | 331,580 |
| Other Assets | 4,774,381 | - | 4,774,381 |
| **Non Current** | **24,992,977** | **(96,574)** | **24,896,403** |
| **Non Current Asses** | 2,841,962 | 32,186 | 2,874,148 |
| Accounts receivable | 26,207 | - | 26,207 |
| Prepaid expenses (a, c) | 39,466 | 32,186 | 71,652 |
| Other Assets | 2,776,289 | - | 2,776,289 |
| Property, plant and equipment | 10,838,488 | - | 10,838,488 |
| Intangibles (c) | 11,312,527 | (128,760) | 11,183,767 |
| | - | - | - |
| **Liabilities and Shareholders' Equity** | **32,600,365** | **(58,100)** | **32,542,265** |
| | - | - | - |
| **Liabilities** | **14,449,181** | **4.020** | **14,453,201** |
| **Current Liabilities** | **7,224,437** | **30,295** | **7,254,732** |
| Antecipated Revenues (d) | 480,431 | 30,295 | 510,726 |
| Other Liabitilies | 6,744,006 | - | 6,744,006 |
| **Non Assets** | **7,224,744** | **(26,275)** | **7,198,469** |
| Antecipated Revenues (d) | 990,932 | 5,408 | 996,340 |
| Deferred income and Social Contributions taxes (f) | 98,919 | (31,683) | 67,236 |
| Other Liabitilies | 6,134,893 | - | 6,134,893 |
| **Shareholders' Equity** | **18,151,184** | **(62,119)** | **18,089,065** |
| Capital | 9,866,298 | - | 9,866,298 |
| Income Reserves | 6,612,819 | (62,119) | 6,550,700 |
| Others | 1,672,067 | - | 1,672,067 |

In 2018, the new accounting standards had the following impact on the income for the period:

| | Originally Reported | Adjust | Balances with IFRS 15 and 9 |
|---|---|---|---|
| | 2018 | | 2018 |
| Gross Revenues on Services (b, d) | 16,205,208 | 1,030 | 16,206,238 |
| Gross Revenues on Products (b, d) | 844,968 | (69,877) | 775,091 |
| **Net Revenues** | **17,050,176** | **(68,847)** | **16,981,329** |
| **Cost of Good Sold (COGS) and Services** | **(4,581,463)** | **-** | **(4,581,463)** |
| **Operational Revenues (Expenses)** | **(5,905,173)** | **(122,849)** | **(6,028,022)** |
| Commercial (a, e) | (4,685,128) | (122,849) | (4,807,977) |
| General and Administrative | (936,756) | - | (936,756) |
| Other Operational Revenues (Expenses) | (283,289) | - | (283,289) |
| **Depreciation and amortization (c)** | **(4,124,567)** | **170,246** | **(3,954,321)** |
| **Financial Revenues (Expenses)** | **(537,333)** | **-** | **(537,333)** |
| **Income before Tax and Social Contribution** | **1,901,640** | **(21,450)** | **1,880,190** |
| Income Tax and Social Contribution (f) | 657,617 | 7,294 | 664,911 |
| **Net Income** | **2,559,257** | **(14,156)** | **2,545,101** |

Consolidated

The main adjustments arising from the new standard are as follows:

a- Costs of obtaining contracts with customers, which are deferred over the contract period (12 to 24 months' loyalty period) net of any impairment adjustments.
b- Contractual assets recognized when the Company has complied with the performance obligations through the sale of equipment/devices or the provision of services before the customer pays the consideration, or before the payment is due.
c- Reclassification to the "prepaid expenses" account of costs of obtaining contracts that were formerly capitalized as intangible assets.
d- Contractual liabilities recognized when the client has paid the consideration, or when the Company has the right to a consideration amount that it unconditional, before the Company has complied with the performance obligation, whether through the sale of equipment/devices or the provision of services to the client.
e- Increase in the provision for losses from doubtful accounts arising from the use of the new standard IFRS 9/CPC 48, in which the Company should recognize a provision for expected credit losses.
f- Tax impact on first-time adjustments under the new accounting standards.

**Contracts with customers**

On December 31, 2018 the balance of contractual assets and liabilities are as follows

| | 2018 |
|---|---|
| Contractual assets | 130 |
| Contractual liabilities | (20,928) |

Contracts with customers were generated in the allocation of discounts under combined loyalty offers, where discounts may be given on equipment and/or services, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main changes during the period:

| | Contractual asset (liability) |
|---|---|
| Balance as at January 1, 2018 | (12,305) |
| Additions | (23,545) |
| Losses | 15,052 |
| Balance as at December 31, 2018 | (20,798) |

The estimated realization of the balances of contractual assets and liabilities is described below:

| | 2019 | 2020 |
|---|---|---|
| Contractual asset (liability) | (17,130) | (3,668) |

In accordance with paragraph 121 of IFRS 15, the Company is not presenting the effects of contracts with customers effective for less than one year.

**b. significant effects from changes to accounting standards**

The Board of Officers believes there are no significant effects of changes in accounting practices.

**c. exceptions and emphases present in the auditor's report**

**Exceptions**

The Company's Officers say there are no reservations in the reports of the independent auditors on the financial statements for the years ended on December 31 2018, 2017 and 2016.

**Emphases**

For the year ended on December 31, 2018 there is no emphasis in the report of the independent auditors.

For the year ended on December 31, 2017 there is no emphasis in the report of the independent auditors.

For the year ended on December 31, 2016 there is no emphasis in the report of the independent auditors.

**10.5. The officers shall indicate and comment on critical accounting policies used by the issuer, exploring, in particular accounting estimates made by management on uncertain and relevant issues for the description of the financial position and results that require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-term assets, useful life of non-current assets, pension plans, foreign exchange conversion adjustments, environmental recovery costs, criteria for testing the recovery of assets and financial instruments.**

**Critical Accounting Policies**

The critical accounting policies are those significant to the presentation of our financial condition and results of operations and require more subjective and complex judgments by management, often demanding that the Board deem the effect of uncertain nature factors. As they increase the number of variables and assumptions affecting the possible future resolution of the uncertainties, these decisions become more complex. The Company's estimates and assumptions are based on historical experience, industry trends and other factors considered appropriate. Actual results may differ from these estimates, and different assumptions or future estimates may change the financial results shown. To facilitate an understanding of how the Board has estimated the potential impact of given uncertainties, including the variables and assumptions underlying the estimates, the key accounting policies discussed below are highlighted.

The main accounting policies are described, including those discussed below, in the notes to the Company's consolidated financial statements.

*(a) Loss due to reduction to recoverable amount (impairment) of non-financial assets*

A loss for impairment exists when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the highest between the fair value minus selling costs and value in use. The calculation of fair value minus selling costs is based on information available of sales transactions of similar assets or market prices minus additional expenses to dispose of the asset. The calculation of value in use is based on the discounted cash flow method. The cash flows are derived from the Company's business plan. Because it is a continuous business, from the fifth year of projection a perpetuity nominal growth of cash flows was estimated.

Any reorganization activities to which the Company is not committed on the base date of presentation of the financial statements or significant future investments that will improve the asset base of the cash generating unit being tested are excluded for purposes of impairment testing.

The recoverable value is sensitive to the discount rate used in the discounted cash flow method, as well as the future cash revenues expected and the growth rate of revenues and expenses used for extrapolation purposes. Adverse economic conditions may cause these assumptions significantly to be changed.

On December 31, 2018, based on the analyses of the main premises, no variations were identified that could generate a possible impairment provision.

The main non-financial assets for which this valuation was made are the goodwill based on future profitability recorded by the Company.

*(b) Income tax and social contribution (current and deferred)*

*Income tax and social contribution (current and deferred) are calculated according to interpretations of the current legislation. This process usually involves complex estimates to determine taxable profit and temporary differences. In particular, deferred tax credits on tax losses, negative basis of social contribution and temporary differences are recognized in proportion to the probability that future taxable*

*income will be available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes into account the history of taxable income, as well as estimated taxable income (note 10).*

*(c) Provision for lawsuits and administrative proceedings*

The lawsuits and administrative proceedings are analyzed by the Management, together with its legal counsel (internal and external). The Company considers in its analyzes factors such as hierarchy of laws, precedents available, recent court decisions, their relevance in the legal system and payment history. These evaluations involve Management's judgment (note 24).

*(d) Fair value of derivatives and other financial instruments*

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived on the market (note 37).

*(e) Unbilled Traffic Revenue – "unbilled revenues"*

Since some cut dates for billing occur at intermediate dates within months of the year, at the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on an estimate that takes into consideration historical consumption data, the number of days elapsed since the last billing date, among others (note 27).

**10.6. The officers shall describe the relevant items not included in the financial statements of the issuer, including:**

**a. the assets and liabilities held by the issuer, directly or indirectly, that do not appear in its balance sheet (off-balance sheet items), such as:**

- **i. operating leases, assets and liabilities**
- **ii. receivables portfolios on which the entity maintains risks and liabilities, indicating the respective liabilities**
- **iii. contracts for future purchase and sale of products or services**
- **iv. unfinished construction contracts**
- **v. contracts for future receipt of financing**

There are no commitments of material value that have not been indicated in the financial statements.

**b. other items not shown in the financial statements**

Not applicable, since the Company has no other material items of other types that are not recorded in the balance sheet.

**10.7. Regarding the items not included in the financial statements indicated in item 10.6, the officers shall comment on:**

**a. how such items change or may change revenues, expenses, operating results, financial expenses or other items in the financial statements of the issuer**

Not applicable.

**b. nature and purpose of operation**

Not applicable.

**c. nature and amount of obligations assumed and rights generated over the issuer as a result of the operation**

Not applicable.

**10.8. The officers shall indicate and comment on the main elements of the issuer's business plan, specifically exploring the following topics:**

**a. investments, including:**

**I. quantitative and qualitative description of ongoing investments and provided investments**

In 2018, the Company's investments retreated 4.1% YoY and totaled R$ 3,977 million, continuing to be allocated to infrastructure (more than 85%), mainly projects in transport network, IT and 4G technology through 700MHZ and the refarming of 1.8 GHz and 2.1 GHz.

O compromisso da Companhia com a qualidade dos serviços prestados, bem como com a experiência do cliente, está refletido em diferentes projetos, dentre os quais se destacam a expansão da rede de fibra ótica, a densificação de sites, a expansão da cobertura *hetnet*, o *refarming* de radiofrequência e a agregação de portadoras em duas ou três frequências, dependendo da localidade. Adicionalmente, a expansão em diversas frentes permite à Companhia oferecer um portfólio inovador e completo, empregando novas tecnologias e oferecendo mais aos clientes, como a oferta de banda larga fixa através da rede móvel, 4G, tecnologia Wttx, e dos serviços de voz sobre rede LTE, Volte.

The digitalization pillar aims to accelerate the development and implementation of digital systems, enhancing customer experience and delivering significant operational and financial efficiencies.

The table below presents the evolution of Capex at the Company, detailing the application categories.

| Category | 2018 | 2017 | 2016 |
|---|---|---|---|
| **In million reais** | | | |
| Capex | 3,977 | 4,144 | 4,502 |
| Network | 2,732 | 2,905 | 2,916 |
| IT | 721 | 718 | 889 |
| Licenses | 99 | 65 | 196 |
| Other | 425 | 456 | 501 |

**ii. sources of investment financing**

The Company's investments are mainly financed by cash generation and loans from development and commercial banks. Details on loans and financing are available in item 10.1, sub-items "f" and "g".

**iii. relevant ongoing disinvestments and forecasted disinvestments**

There were no significant divestments in 2018, 2017 and 2016.

**b. if already disclosed, indicate the acquisition of plants, equipment, patents or other assets that may materially affect the issuer's production capacity**

Not applicable.

**c. new products and services, indicating:**

- **I. description of ongoing research already disclosed**
- **ii. total amounts spent by the issuer in research to develop new products or services**
- **iii. ongoing projects already disclosed**
- **iv. total amount expended by issuer in development of new products and services**

Not applicable, since the Company does not have ongoing research already disclosed.

## 10.9. Comment on other factors that influenced operating performance in a relevant way but have not been identified or commented on other items in this section

The Company presents below its comments about the operating costs and expenses reported in Note 29 of the 2018 Financial Statements:

| Consolidated | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2017 | | | | 2016 | | | |
| Description | Costs of services and goods sold | Selling expenses | General administrative expenses | Total | Costs of services and goods sold | Selling expenses | General administrative expenses | Total |
| **In thousand reais** | | | | | | | | |
| Personnel | (36,514) | (637,177) | (357,878) | (1,031,569) | (48,802) | (602,578) | (305,036) | (956,416) |
| Third party services | (518,762) | (2,169,624) | (451,990) | (3,140,376) | (544,036) | (2,049,994) | (429,597) | (3,023,627) |
| Connection and interconnection | (2,513,176) | - | - | (2,513,176) | (2,632,593) | - | - | (2,632,593) |
| Depreciation and amortization | (3,119,954) | (162,804) | (671,562) | (3,954,320) | (3,280,524) | (162,020) | (571,126) | (4,013,670) |
| Indirect taxes, Charges and Contributions | (31,754) | (866,197) | (18,333) | (916,284) | (36,625) | (919,018) | (11,963) | (967,606) |
| Rentals and insurance | (591,226) | (146,877) | (67,387) | (805,490) | (609,595) | (92,363) | (62,954) | (764,912) |
| Costs of good sold | (883,912) | - | - | (883,912) | (846,839) | - | - | (846,839) |
| Advertising and publicity | - | (421,588) | - | (421,588) | - | (410,982) | - | (410,982) |
| Allowance for doubtful accounts | - | (544,881) | - | (544,881) | - | (316,387) | - | (316,387) |
| Other | (6,120) | (21,632) | (41,169) | (68,921) | (3,063) | (21,835) | (43,967) | (68,865) |
| | (7,701,418) | (4,970,780) | (1,608,319) | (14,280,517) | (8,002,077) | (4,575,177) | (1,424,643) | (14,001,897) |

| Parent Company | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2017 | | | | 2016 | | | |
| Description | Costs of services and goods sold | Selling expenses | General administrative expenses | Total | Costs of services and goods sold | Selling expenses | General administrative expenses | Total |
| **In thousand reais** | | | | | | | | |
| Personnel | - | - | (25,641) | (25,641) | - | - | (22,613) | (22,613) |
| Third party services | - | - | (3,392) | (3,392) | - | - | (5,180) | (5,180) |
| Rentals and insurance | - | - | (249) | (249) | - | - | (46) | (46) |
| Indirect taxes, Charges and Contributions | - | - | (15) | (15) | - | - | - | - |
| Others | - | - | (448) | (448) | - | - | 141 | 141 |
| | - | - | (29,745) | (29,745) | - | - | (27,915) | (27,915) |

Commercialization costs increased 0.7% YoY, reaching R$ 3,518 million impacted by higher expenses (i) with postpaid and residential broadband sales, (ii) with advertising generating a negative effect due to campaign-related offers during the year and (iii) related to the right to use the TIM trademark. Such effects were partially offset by (i) efficiencies generated by process digitalization, (ii) reduction of FISTEL expenses and (iii) lower expenses with recharge commissioning.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 46.4 per gross addition in 4Q18, an increase of +17.1% YoY. The drivers remain greater commissioning expenses (higher postpaid mix in gross additions) and advertising (launch of new campaigns during the year).

Despite the increase in SAC, the SAC/ARPU ratio (indicating the payback per client) remained at a healthy level of 2.1 months in 2018.

# 04 – Proposal for the allocation of the results related to the fiscal year 2018 and distribution of dividends by the Company

# PROPOSAL FOR NET INCOME DESTINATION
## (ACCORDING TO ANNEX 9-1-II OF CVM's INSTRUCTION 481/09)

**1. Inform the net income for the fiscal year**

The net income related to the fiscal year 2018 amounted to R$ 2,545,101,032.01 (two billion, five hundred and forty-five million, one hundred and one thousand, thirty-two reais and one cent).

**2. Inform the total amount of dividends and dividends per share, including anticipated dividends and interest on shareholders' equity already declared**

| | |
|---|---|
| Net income for the fiscal year | 2,545,101,032.01 |
| Compensation of accumulated losses | - |
| | 2,545,101,032.01 |
| (-) Constitution of the legal reserve | (119,932,323.50) |
| (-) Non-distributable tax incentives | (146,454,562.02) |
| Adjusted net income | **2,278,714,146.49** |
| % of minimum dividends established by statute | 25% |
| Minimum dividends calculated based on adjusted net income | **569,678,536.62** |
| Dividends and Gross Interest on Equity distributed in advance | 849,993,807.48 |
| (+) Additional Dividends and Gross Interest on Equity | - |
| (=) Total Dividends and Gross Interest on Equity | **849,993,807.48** |
| (-) Withholding Tax Over Interest on Equity | (125,756,807.86) |
| Total Dividends and Net Interest on Equity | **724,236,999.60** |
| **Total Net Dividends and Interest on Equity per share** | |
| Amount attributed to common shares, except treasury shares | **0.299240801** |

**3. Inform the dividends' payout ratio for the fiscal year**

Dividends and Gross Interest on Equity represents 37.3% of the adjusted net income, while Dividends and Net Interest on Equity represents 31.8% of the adjusted net income.

**4. Inform the total amount of dividends and their value per share regarding to distributions related to previous years' profits**

Not applicable.

**5. Inform, deducting anticipated dividends and interest on shareholders' equity already declared:**

**a. The gross amount of dividends and interest on shareholders' equity, segregated by each type and class of shares**

According to the table in item 6, all amounts related to JCP were approved and declared during the fiscal year of 2018 and will be submitted to ratification at the Annual General Meeting.

**b. The conditions and term for payment of dividends and interest on shareholders' equity**

All amounts related to interest on shareholders' equity were paid during 2018, except for payment to the 3rd installment, which occurred on January 24, 2019.

**c. Possible interest and monetary update on dividends and interest on shareholders' equity**

There will be no monetary update of interest on equity.

**d. Date of the payment of dividends and interest on shareholders' equity considered for the identification of shareholders entitled for their receiving**

Not applicable since all the distribution of JCP was approved and declared during the fiscal year of 2018 and will be submitted for ratification at the shareholders meeting.

**6. In case the Company had declared dividends or interest on shareholders' equity considering intermediary net income (six-months or less)**

**a. Inform the amount of dividends and interest on shareholders' equity already declared**

The Company decided on the distribution of interest on shareholders' equity as detailed below:

| | Interest on Capital / Dividends | Gross | Withholding Tax | Net | Approval date |
|---|---|---|---|---|---|
| 1st | Interest on Capital | 229,993,807.46 | 33,757,021.24 | 196,236,786.22 | 05/08/2018 |
| 2nd | Interest on Capital | 240,006,745.59 | 35,000,798.46 | 205,005,947.13 | 07/19/2018 |
| 3rd | Interest on Capital | 379,993,254.41 | 56,998,988.16 | 322,994,266.25 | 12/19/2018 |

**b. Inform the respective payments' dates**

| | Interest on Capital / Dividends | Gross | Withholding Tax | Net | Payment date |
|---|---|---|---|---|---|
| 1st | Interest on Capital | 229,993,807.46 | 33,757,021.24 | 196,236,786.22 | 08/10/2018 |
| 2nd | Interest on Capital | 240,006,745.59 | 35,000,798.46 | 205,005,947.13 | 11/12/2018 |
| 3rd | Interest on Capital | 379,993,254.41 | 56,998,988.16 | 322,994,266.25 | 01/24/2019 |

**7. Present a comparative table showing the following values for each type and class of shares:**

**a. Net income for the fiscal year and three (3) previous years**

| | 2018 | 2017 | 2016 |
|---|---|---|---|
| Net income for the fiscal year | 2,545,101,032.01 | 1,234,507,261.87 | 750,427,119.87 |
| Net income per share | 1.05 | 0.51 | 0.31 |

**b. Dividends and interest on shareholders' equity distributed in the last 3 (three) years**

| | 2018 | 2017 | 2016 |
|---|---|---|---|
| Minimum Dividends and Gross Interest on Equity | 849,993,807.48 | 189,991,117.10 | 148,663,897.46 |
| (+) Additional Dividends and Gross Interest on Equity | - | 103,325,029.15 | - |
| (-) Withholding Tax over Interest on Equity | (125,756,807.86) | (28,244,129.30) | - |
| (=) Total Dividends and Net Interest on Equity | 724,236,999.60 | 265,072,016.95 | 148,663,897.46 |
| Dividends and Interest on Equity – common shares | 724,236,999.60 | 265,072,016.95 | 148,663,897.46 |
| | **724,236,999.60** | **265,072,016.95** | **148,663,897.46** |
| % Dividends and Net Interest on Equity over adjusted net income | 32% | 25% | 25% |
| Dividends and Interest on Equity per share | | | |
| Common Shares | 0.299240801 | 0.109559668 | 0.061425357 |

**8. If there is destination for legal reserve**

**a. Identify the amount allocated to legal reserve**

Pursuant to Section 193 of the Brazilian Law Nr. 6,404/76, it is mandatory the allocation of five percent (5%) of net income for Legal Reserve constitution, in the amount of R$ 119.932.323,50 (one hundred and nineteen million, nine hundred and thirty-two thousand, three hundred and twenty-three reais and fifty cents).

**b. Detail the calculation of legal reserve**

| | 2018 | 2017 | 2016 |
|---|---|---|---|
| Net income for the fiscal year | 2,545,101,032.01 | 1,234,507,261.87 | 750,427,119.87 |
| (-) Non-distributable tax incentives | (146.454.562,02) | - | - |
| | 2.398.646.469,99 | 1,234,507,261.87 | 750,427,119.87 |
| Constitution of the legal reserve - 5% of net income | (119.932.323,50) | (61,725,363.09) | (37,521,355.99) |

**9. In case the Company owns preferred shares with fixed or minimum dividends rights**

**a. Describe the calculation of fixed or minimum dividends**

Not applicable

**b. Inform whether the net income for the fiscal year is sufficient for the integral payment of the fixed or minimum dividends**

Not applicable.

**c. Identify whether a possible installment not paid is cumulative**

Not applicable.

**d. Identify the amount of the total fixed or minimum dividends to be paid to each classe of preferred shares**

Not applicable.

**e. Identify the fixed or minimum dividends to be paid for each class of preferred shares**

Not applicable.

**10. In regard to the the mandatory dividends**

**a. Describe the calculation provided in the Company´s by-laws.**

The dividends are calculated according to Company´s by-laws and to the Brazilian Corporate Law.

Pursuant its by-laws, the Company shall distribute as mandatory dividends at each fiscal year ended in December 31, if there are available amounts for this distribution, amount equal to 25% of adjusted net income.

**b. Inform if it is being fully paid**

The Company approved the distribution of all mandatory minimum dividends, over the year 2018, by interest on equity. The payment of the 3rd and last installment of interest on equity occurred on January 24, 2019.

**c. Inform the withheld amount**

Not applicable.

**11. If there is dividends withheld due to the Company's financial conditions**

**a. Inform the withheld amount**

Not applicable.

**b. Describe, in details, the financial situation of the Company, approaching also the aspects related to liquidity, working capital and positive cash flows**

Not applicable.

**c. Justify the retention of dividends**

Not applicable.

**12. If there is destination of net income to the reserves for contingencies**

**a. Identify the allocated amount to the reserve**

Not applicable.

**b. Identify the probable losses and their causes**

Not applicable.

**c. Explain the reason for the probable of losses**

Not applicable.

**d. Justity the constitution of the reserve**

Not applicable.

**13. If there is destination of net income to the reserve of unrealized profits**

**a. Inform the amount allocated to this reserve**

Not applicable.

**b. Inform the nature of the unrealized profits that resulted in the reserve**

Not applicable.

**14. If there is destination of statutory reserves**

**a. Describe the statutory clauses that established the reserve**

The article 46, paragraph 2, of our by-laws previews:

"The net income balance not destined to the payment of the mandatory minimum dividend shall be destined to a supplementary reserve for the expansion of corporate business, and shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization."

**b. Identify the amount allocated to this reserve**

As aforesaid, till the limit of 80% of the paid-in capital, all amounts not allocated in the distribution of minimum dividends could be registered as statutory reserve.

**c. Describe the calculation**

| | 2018 | 2017 | 2016 |
|---|---|---|---|
| Net income for the fiscal year | 2,545,101,032.01 | 1,234,507,261.87 | 750,427,119.87 |
| Compensation of accumulated losses | - | - | - |
| | 2,545,101,032.01 | 1,234,507,261.87 | 750,427,119.87 |
| (-) Constitution of the legal reserve | (119,932,323.50) | (61,725,363.09) | (37,521,355.99) |
| Adjusted net income | 2,425,168,708.51 | 1,172,781,898.78 | 712,905,763.88 |
| (-) Total Dividends and Gros Interest on Equity distributed | (849,993,807.48) | (293,316,146.25) | (148,663,897.46) |
| (-) Amount distributed to the capital reserve | (146,454,562.02) | (112,493,830.98) | (118,250,174.03) |
| Amount distributed to the statutory reserve | 1,428,720,339.01 | 766,971,921.55 | 445,991,692.39 |

**15. If there are estimated retained earnings due to the Capex budget**

**a. Identify the withheld amount**

Not applicable.

**b. Provide a copy of the Capex budget**

Not applicable.

**16. If there is allocation of the results to the tax incentives reserve**

**a. Inform the amount allocated to the reserve**

R$ 146.454.562,02 (one hundred and forty-six million, four hundred and fifty-four thousand, five hundred and sixty-two reais and two cents).

**b. Explain this allocation nature**

In accordance with article 545 of Decree 3.000/99, tax amounts not paid due to exemptions or reductions related to SUDAM/SUDENE tax incentives will not be allowed to be distributed to shareholders and will constitute capital reserves of the Company. These reserves would be used only for losses absorption or capital stock increases. The subsidiary TIM S.A. owns this kind of tax incentives.

# 05 – Appointed to the positions of effective members of the Company's Board of Directors

## BOARD OF DIRECTORS

| Name | Date of Birth | Occupation | CPF/ Passport Nr. | Position | Date of Election | Investiture | Mandate | Other positions | Elected by the Controller (Yes/No) | Independent (Yes/No) | Nº of Consecutive Mandates |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Agostino Nuzzolo | April 12th, 1968 | Bachelor in Economics, Law and Sciences of Economic and Financial Security | YA3957635 | Board Member | March 28th, 2019 | March 28th, 2019 | Annual Shareholders' Meeting 2021 | Member of the Control and Risks Committee and Compensation Committee | Yes | No | 1 |
| Alberto Emmanuel Carvalho Whitaker | October 10th, 1940 | Business Administrator and Attorney | 002.337.738-00 | Board Member | March 28th, 2019 | March 28th, 2019 | Annual Shareholders' Meeting 2021 | Coordinator of the Statutory Audit Committee | Yes | Yes, according to the Novo Mercado B3 rules. | 3 |
| Carlo Nardello | May 9th, 1964 | Bachelor in Economics | YB2353402 | Board Member | March 28th, 2019 | March 28th, 2019 | Annual Shareholders' Meeting 2021 | - | Yes | No | - |
| Elisabetta Romano | April 1st, 1963 | Bachelor in Computer Science | YA5549980 | Board Member | March 28th, 2019 | March 28th, 2019 | Annual Shareholders' Meeting 2021 | - | Yes | No | - |
| Gesner José de Oliveira Filho | May 17th, 1956 | Economist | 013.784.028-47 | Board Member | March 28th, 2019 | March 28th, 2019 | Annual Shareholders' Meeting 2021 | - | Yes | Yes, according to the Novo Mercado B3 rules. | - |
| Herculano Aníbal Alves | February 27th, 1953 | Economist | 463.463.178-49 | Board Member | March 28th, 2019 | March 28th, 2019 | Annual Shareholders' Meeting 2021 | Member of the Statutory Audit Committee and Chairman of the Control and Risks Committee | Yes | Yes, according to the Novo Mercado B3 rules. | 2 |

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Nicandro Durante | September 13th, 1956 | Business Administrator | 807.277.948-68 | Board Member | March 28th, 2019 | March 28th, 2019 | Annual Shareholders' Meeting 2021 | - | Yes | Yes, according to the Novo Mercado B3 rules. | - |
| Piergiorgio Peluso | March 25th, 1968 | Bachelor in Science Economics | YA0006448 | Board Member | March 28th, 2019 | March 28th, 2019 | Annual Shareholders' Meeting 2021 | Member of the Control and Risks Committee | Yes | No | 1 |
| Pietro Labriola | October 1st, 1967 | Bachelor in Business Administrator | YB2380184 | Board Member | March 28th, 2019 | March 28th, 2019 | Annual Shareholders' Meeting 2021 | - | Yes | No | - |
| Raimondo Zizza | January 9th, 1964 | Bachelor in Electronic Engineering | YA4389152 | Board Member | March 28th, 2019 | March 28th, 2019 | Annual Shareholders' Meeting 2021 | Member of the Control and Risks Committee | Yes | No | 1 |

**AGOSTINO NUZZOLO**

**I – Information on main professional experience during the last 5 years.**

- **TIM Participações S.A.**
- Telecommunications segment
- Issuer
- Board of Director member
- Since April 2018

- **TIM Participações S.A.**
- Telecommunications segment
- Issuer
- Member of the Compensation Committee
- Since April 2018

- **TIM Participações S.A.**
- Telecommunications segment
- Issuer
- Member of the Control and Risks Committee
- Since April 2018

- **Telecom Italia S.p.A.**
- Telecommunications segment
- Secretary of the Board of Directors, General Counsel, and Legal and Tax Director
- The company is an indirect controlling shareholder of the issuer
- Since March 2018

- **Telecom Italia S.p.A.**
- Telecommunications segment
- Interim Director of Human Resources and Organizational Development
- The company is an indirect controlling shareholder of the issuer
- November 2017 to March 2018

- **Telecom Italia S.p.A.**
- Telecommunications segment
- Secretary of the Board of Directors, General Counsel and *Head of Legal Affairs*
- The company is an indirect controlling shareholder of the issuer
- December 2016 to February 2018

- **INWIT S.p.A.**
- Telecommunications segment
- Board of Directors Member
- Telecom Italia S.p.A. is an indirect controlling shareholder of Inwit S.p.A.
- Since April 2017

- **Italcementi Group**
- Construction Segment
- General Counsel, Interim Director of Human Resources and Director of Information Technology Organization

- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- 2008 to 2016

- **Italmobiliare S.P.A.**
- Investments Segment
- General Counsel and Operational Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- July 2016 to January 2017

**II – All management positions that the administrator holds in other companies or third sector organizations.**

Not applicable.

**III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.**

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

**IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.**

No matrimonial society, consensual marriage or direct or indirect relationships were identified with administrators of TIM Participações S.A. or its subsidiary.

**V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.**

The administrator is an employee of Telecom Italia S.p.A. (indirect controlling shareholder of the issuer)

ALBERTO EMMANUEL CARVALHO WHITAKER

**I – Information on main professional experience during the last 5 years.**

- **CAIXA ECONÔMICA FEDERAL**
- Instituição financeira
- Membro do Comitê de Auditoria Estatutário
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since July 2019

- **Conselho Regional de Administração de São Paulo – CRA-SP**
- Class entity
- Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- 2008 to 2016, and since January 2019

- **Instituto Brasileiro de Governança Corporativa (IBGC)**
- Nonprofit Institution
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- 2009 - 2013, and since 2015

- **Fundação Bienal de Artes de São Paulo**
- Cultural segment
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2009

- **Museu de Arte de São Paulo (MASP)**
- Cultural segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2013

- **TIM PARTICIPAÇÕES S.A.**

- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since 2014

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Member of the Control and Risks Committee
- Issuer
- Since 2014

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Coordinator of the Statutory Audit Committee
- Issuer
- Since 2013

**II – All management positions that the administrator holds in other companies or third sector organizations.**

- **Conselho Regional de Administração de São Paulo – CRA-SP**
- Class entity
- Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- 2008 to 2016, and since January 2019

- **Instituto Brasileiro de Governança Corporativa (IBGC)**
- Nonprofit Institution
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- 2009 - 2013, and since 2015

- **Fundação Bienal de Artes de São Paulo**
- Cultural segment
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2009

- **Museu de Arte de São Paulo (MASP)**
- Cultural segment
- Member of the Fiscal Council

- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2013

**III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.**

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

**IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.**

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

**V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons**

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

**CARLO NARDELLO**

**I – Information on main professional experience during the last 5 years.**

- **Telecom Italia S.p.A.**
- Telecommunications segment
- *Chief Strategic Development & Transformation Officer*
- The company is an indirect controlling shareholder of the issuer
- Since January 2019

- **CscVision**
- Media and marketing consulting firm
- Co-Founder and Chief Executive Officer
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2016 to 2018

- **Alitalia**
- Airline Transport segment
- Special Commissioners' Chief of Staff
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2017 to 2018

- **RAI – Radiotelevisione Italiana Group of Companies**
- Broadcasting and Media segment
- General Manager's ad interim Chief of Staff
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2014 to 2016

- **RAI – Radiotelevisione Italiana Group of Companies**
- Broadcasting and Media segment
- *Head of Strategic Development*
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2011 to 2016

**II – All management positions that the administrator holds in other companies or third sector organizations.**

Not applicable

**III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.**

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

**IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.**

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

**V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.**

The administrator is an employee of Telecom Italia S.p.A., indirect controlling shareholder of the issuer.

**ELISABETTA ROMANO**

**I – Information on main professional experience during the last 5 years.**

- **Telecom Italia S.p.A.**
- Telecommunications segment
- Chief Technology Officer
- Indirect controller of the issuer
- 2018 to date

- **ERICSSON (Santa Clara, Califórnia, EUA)**
- Telecommunications segment, Information Technology and Media
- Executive Vice President and General Manager - Packet Core & Identity Management
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- June 2017 to June 2018

- **ERICSSON (Santa Clara, Califórnia, EUA)**
- Telecommunications segment, Information Technology and Media
- Executive Vice President and General Manager - *Media Solutions*
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- June 2015 to June 2017

- **ERICSSON (Estocolmo, Suécia)**
- Telecommunications segment, Information Technology and Media
- Vice President and Head of OSS & Service Enablement
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- June 2012 to June 2015

**II – All management positions that the administrator holds in other companies or third sector organizations.**

Not applicable

**III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.**

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

**IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between**

**(i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.**

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

**V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons**

The administrator is an employee of Telecom Italia S.p.A., indirect controlling shareholder of the issuer.

**GESNER JOSÉ DE OLIVEIRA FILHO**

**I – Information on the main professional experience during the last 5 years.**

- **GO ASSOCIADOS Consultoria Empresarial Ltda.**
- Consulting and training company rendering services mostly in the following areas: Infrastructure Projects, Antitrust Opinions and Analyses, Foreign Trade, Water & Sanitation Projects, Development of Regulatory Models, Environment and Sustainability Projects, Macroeconomics Analysis, Sectoral Analysis and Regulatory Risk Assessment.
- Founding partner
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2010 to present

- **ESTRE AMBIENTAL**
- Treatment and disposal of industrial waste
- Independent Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2018 to present

- **BRASKEM**
- chemical and petrochemical industry
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2017 to present

- **IGUA**
- Water supply and sanitation sector
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Since 2017 to present

**II – All management positions that the administrator holds in other companies or third sector organizations.**

- **Febraban**
- Brazilian Federation of Banks – non-profit association with a commitment to strengthening the financial system and its relations with society
- Member of the Board of Directors

- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2012 to present

- **CIEE (CENTRO DE INTEGRAÇÃO EMPRESA-ESCOLA)**
- Non-profit private sector association recognized as a social entity organization
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Member of the Board of Directors

- **ETCO**
- Social Organization of public interest (*Organização da sociedade civil de interesse público* – OSCIP)
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Member of the Board of Directors
- Since 2019 to present

**III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.**

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

**IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.**

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

**V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons**

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as,

relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

**HERCULANO ANIBAL ALVES**

**I – Information on main professional experience during the last 5 years.**

**Barigui Gestora de Recursos Ltda.**

- Finance segment
- Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- 2016 to date

**Grupo Fleury**

- Pharmaceutical segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- 2018 to date

**EcoRodovias**

- Infrastructure segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- 2018 to date

**TIM Participações S.A.**

- Telecommunications segment
- Member of the Board of Directors
- Issuer
- 2015 to date

**TIM Participações S.A.**

- Telecommunications segment
- Member of the Statutory Audit Committee
- Issuer
- 2015 to date

**TIM Participações S.A.**

- Telecommunications segment
- Member of the Control and Risks Committee
- Issuer
- 2015 to date

**Cielo S.A.**

- Finance segment
- Member of the Fiscal Council

- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- April 2015 to date

**Grendene**

- Shoe segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- 2015 to date

**Marfrig Brazil Foods**

- Food segment
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- 2015 – November 2016

**Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA)**

- Nonprofit association
- Chairman of the Equities Fund Commission
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- 2013 – 2016

**2bCapital S.A.**

- Finance segment
- Alternate member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- 2012 to date

**Associação de Investidores no Mercado de Capitais (AMEC)**

- Nonprofit association
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- 2011 - 2016

**Araxá Investimentos**

- Finance segment
- Managing partner

- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- 2015 - 2016

**Bradesco Asset Management Ltda.**

- Finance segment
- Member of the Investment Committee, Credit Committee and Monthly Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- De 2001 a 2015

**Bradesco Asset Management Ltda.**

- Finance segment
- Director of *Equities*
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- 2011 - 2015

**BRAM EUA**

- Finance segment
- Director of Variable-Income Securities
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- September 2011 – March 2015

**Bradesco Asset Management Ltda.**

- Finance segment
- Director of Variable-Income Securities
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- De julho de 2001 a abril de 2014

**Bradesco Asset Management S.A. DTVM, ou BRAM**

- Investment Consultant
- Director of Variable-Income Securities
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- Maio 2014 – April 2015

**II – All management positions that the administrator holds in other companies or third sector organizations.**

**CAF – Comitê de Aquisições e Fusões da Associação dos Apoiadores do Comitê de Aquisições e Fusões – ACAF**

- Association

- Member
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- 2015 to 2018

**CSA – Conselho de Supervisão do Analista de Valores Mobiliários**

- Nonprofit association
- Member of the Board
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- 2016 to date

**III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.**

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

**IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.**

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

**V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons**

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

**NICANDRO DURANTE**

**I – Information on main professional experience during the last 5 years.**

- **British American Tobacco**
- Tobacco segment
- Chief Executive Officer
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2011 to March 2019

- **British American Tobacco**
- Tobacco segment
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2013

- **Reckitt Benckiser**
- Health and Care segment
- Non-Executive Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2013

- **Reckitt Benckiser**
- Health and Care segment
- Senior Independent Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since January 2019

**II – All management positions that the administrator holds in other companies or third sector organizations.**

Not applicable

**III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.**

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

**IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.**

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

**V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.**

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

**PIERGIORGIO PELUSO**

**I – Information on main professional experience during the last 5 years.**

**Telecom Italia S.p.A.**

- Telecommunications segment
- Chief Administration, Finance & Control Officer
- The company is an indirect controlling shareholder of the issuer
- Since September 2012

**TIM Participações S.A.**

- Telecommunications segment
- Member of the Control and Risks Committee
- The company is an indirect controlling shareholder of the issuer
- Since April 2018

**TIM Participações S.A.**

- Telecommunications segment
- Member of the Board of Directors
- The company is an indirect controlling shareholder of the issuer
- Since March 2018

**Flash Fiber SrL**

- Telecommunications segment
- Member of the Board of Directors
- The company is indirectly controlled by Telecom Italia S.p.A.
- Since July 2016

**II – All management positions that the administrator holds in other companies or third sector organizations.**

Not applicable

**III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.**

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

**IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.**

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

**V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons**

The administrator is an employee of Telecom Italia S.p.A., indirect controlling shareholder of the issuer.

**PIETRO LABRIOLA**

**I – Information on main professional experience during the last 5 years.**

- **TIM Participações S.A.**
- Telecommunications Segment
- *Chief Operating Officer*
- Issuer
- December 2015 to August 2018

- **TIM S.A. (former TIM Celular S.A., merged into TIM S.A. on October 31, 2018)**
- Telecommunications Segment
- *Chief Operating Officer*
- Subsidiary of the issuer
- April 2016 to August 2018

- **TIM S.A (antiga denominação de Intelig Telecomunicações Ltda.)**
- Telecommunications Segment
- *Chief Operating Officer*
- Subsidiary of the issuer
- May 2016 to August 2018

- **TIM S.A (antiga denominação de Intelig Telecomunicações Ltda.)**
- Telecommunications Segment
- Chief Executive Officer
- Subsidiary of the issuer
- February 2017 to May 2018

- **Telecom Italia S.p.A.**
- Setor de Telecomunicações
- *Head of Business Transformation & Quality*
- The company is an indirect controlling shareholder of the issuer
- 2014

- **Telecom Italia S.p.A.**
- Telecommunications Segment
- *Head of Project Management Office Equivalence*
- The company is an indirect controlling shareholder of the issuer
- 2013

- **Telecom Italia S.p.A.**
- Telecommunications Segment
- *Head of Business*
- The company is an indirect controlling shareholder of the issuer
- 2011

**II – All management positions that the administrator holds in other companies or third sector organizations.**

Not applicable.

**III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.**

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

**IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.**

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

**V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons**

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

**RAIMONDO ZIZZA**

**I – Information on main professional experience during the last 5 years.**

- **Telecom Italia S.P.A**
- Telecommunications segment
- Director of Information Technology
- The company is an indirect controlling shareholder of the issuer
- Since March 2018

- **Telecom Italia S.P.A**
- Telecommunications segment
- Director of Information Technology – Group Telecom Italia special Projects
- The company is an indirect controlling shareholder of the issuer
- From 2017 to 2018

- **TIM Participações S.A.**
- Telecommunications segment
- Member of the Control and Risks Committee
- Indirect controlling shareholder of the issuer
- Since April 2018

- **TIM Participações S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Indirect controlling shareholder of the issuer
- Since April 2018

- **TIM S.A. (former TIM Celular S.A., merged into TIM S.A. on October 31,2018)**
- Telecommunications segment
- Director of Information Technology
- The Company is a subsidiary of the issuer
- September 2012 – January 2017

**II – All management positions that the administrator holds in other companies or third sector organizations.**

Not applicable.

**III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.**

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

**IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators**

**and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.**

No matrimonial society, consensual marriage or direct or indirect relationships were identified with administrators of TIM Participações S.A. and its subsidiary.

**V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons**

The administrator is an employee of Telecom Italia S.p.A. (indirect controlling shareholder of the issuer)

# 06 – Appointed to the positions of effective members and respective alternates of the Company's Fiscal Council

TIM

## FISCAL COUNCIL

| Name | Date of Birth | Occupation | CPF/Passport Nr. | Position | Date of Election | Investiture | Mandate | Other positions | Elected by the Controller (Yes/No) | Independent (Yes/No) | Nr. of Consecutive mandates |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Walmir Kesseli | August 28th, 1959 | Economist | 357.679.019-53 | Effective Member | March 28th, 2019 | March 28th, 2019 | Annual Shareholders' Meeting 2020 | Not applicable | Yes | Yes, according to Brazilian Law Nr. 6,404/76 | 2 |
| Heinz Egon Löwen | April 29th, 1949 | Accountant | 017.339.239-34 | Alternate Member | March 28th, 2019 | March 28th, 2019 | Annual Shareholders' Meeting 2020 | Not applicable | Yes | Yes, according to Brazilian Law Nr. 6,404/76 | - |
| Josino de Almeida Fonseca | February 12nd, 1940 | Engineer | 005.832.607-30 | Effective Member | March 28th, 2019 | March 28th, 2019 | Annual Shareholders' Meeting 2020 | Not applicable | Yes | Yes, according to Brazilian Law Nr. 6,404/76 | 5 |
| João Verner Juenemann | February 16th, 1940 | Accountant and Administrator | 000.952.490-87 | Alternate Member | March 28th, 2019 | March 28th, 2019 | Annual Shareholders' Meeting 2020 | Not applicable | Yes | Yes, according to Brazilian Law Nr. 6,404/76 | 11 |
| Jarbas Tadeu Barsanti | March 18th, 1951 | Economist and Accountant | 272.271.707-72 | Effective Member | March 28th, 2019 | March 28th, 2019 | Annual Shareholder 's' Meeting | Not applicable | Yes | Yes, according to Brazilian | 2 |

| Name | Date of Birth | Occupation | CPF/Passport Nr. | Position | Date of Election | Investiture | Mandate | Other positions | Elected by the Controller (Yes/No) | Independent (Yes/No) | Nr. of Consecutive mandates |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Ribeiro | | | | | | | 2020 | | | Law Nr. 6,404/76 | |
| Anna Maria Cerentini Gouvea Guimaraes | September 19th, 1956 | Engineer | 050.287.838-02 | Alternate Member | March 28th, 2019 | March 28th, 2019 | Annual Shareholders' Meeting 2020 | Not applicable | Yes | Yes, according to Brazilian Law Nr. 6,404/76 | 2 |

**WALMIR URBANO KESSELI**

**I – Information on main professional experience during the last 5 years.**

- **TIM Participações S.A.**
- Telecommunications segment
- Chairman of the Fiscal Council
- Issuer
- Since April 2017

**II – All management positions that the administrator holds in other companies or third sector organizations.**

- **Centro de Desenvolvimento Integral Recanto Esperança**
- Nonprofit Organization
- Secretary of the Board of Officers
- Since 2016

- **Working for Africa**
- Nonprofit Organization
- President
- Since 2013

- **ABC VIDA - Curitiba**
- Nonprofit Organization
- President

**III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.**

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

**IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.**

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

**V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect**

**subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.**

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

**HEINZ EGON LÖWEN**

**I – Information on main professional experience during the last 5 years.**

There were no compensated professional activities in the last 5 years.

**II – All management positions that the administrator holds in other third sector companies or organizations.**

- **Igreja Evangélica de Confissão Luterana no Brasil – Sínodo Paranapanema**
- Religious Organization
- Chairman of the Synodal Council – Legal Representative of the Organization
- Since January 2015

- **Igreja Evangélica de Confissão Luterana no Brasil – Sínodo Paranapanema**
- Religious Organization
- Treasurer
- Since March 2018

**III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.**

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

**IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.**

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

**V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.**

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

**JOSINO DE ALMEIDA FONSECA**

**I – Information on main professional experience during the last 5 years.**

- **TIM Participações S.A.**
- Telecommunications segment
- Regular member of the Fiscal Council
- Issuer
- Since April 2017

- **TIM Participações S.A.**
- Telecommunications segment
- Chairman of the Fiscal Council
- Issuer
- From April 2016 to April 2017

- **TIM Participações S.A.**
- Telecommunications segment
- Regular member of the Fiscal Council
- Issuer
- From April 2014 to April 2016

- **TIM Participações S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer
- From December 2013 to April 2014

- **TIM Participações S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council/Audit Committee
- Issuer
- From April 2011 to December 2013

- **SDT8 Ideias e Negócios Ltda.**
- Marketing and advertising segment
- Partner and Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by
- issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the
- issuer's stock capital
- Since October 2010

**II – All management positions that the administrator holds in other third sector companies or organizations.**

Not applicable.

**III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.**

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

**IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.**

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

**V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons**

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

**JOÃO VERNER JUENEMANN**

**I – Information on main professional experience during the last 5 years.**

- **TIM Participações S.A.**
- Telecommunication Segment
- Alternate member of the Fiscal Council
- Issuer
- Since 2008

- **Petrobras Distribuidora S.A.**
- Oil & Gas
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2018

- **Banco do Estado do Rio Grande do Sul S.A.**
- Financial Segment
- Member of the Board of Directors, Coordinator of the Audit Committee, and, statutory
- Member of the Compensation Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2015

- **Forjas Taurus S.A.**
- Defense and Safety Segment
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2014 to 2017

- **Forjas Taurus S.A.**
- Defense and Safety Segment
- Coordinator of the Audit and Risks Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2014 to 2017

- **Dimed S.A. Distribuidora de Medicamentos**
- Pharmaceutical segment
- Coordinator of the Audit and Risks Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital

- Since 2016

- **Klabin S.A.**
- Paper distribution segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2017

- **Falconi Consultores de Resultado S.A.**
- Management and Consulting
- Chairman of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2011 to 2017

- **Saraiva S.A. Livreiros e Editores**
- Retail and Bookstore Segment
- Chairman of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2016

- **Tupy S.A.**
- Iron Casting Segment
- Coordinator of the Audit and Risks Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since July 2009

**II – All management positions that the administrator holds in other third sector companies or organizations.**

- **FACPC**
- Third Sector
- Member of the Fiscal Council
- Since 2011

- **Fundação Grupo Boticário de Proteção à Natureza**
- Third Sector
- Member of the Fiscal Council

**III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties**

**applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.**

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

**IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.**

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

**V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.**

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

**JARBAS TADEU BARSANTI RIBEIRO**

**I – Information on main professional experience during the last 5 years.**

- **TIM Participações S.A.**
- Telecommunications segment
- Regular member of the Fiscal Council
- Issuer
- Since April 2016

- **Richard Saigh Indústria e Comércio S.A.**
- Food segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2010

- **Rio Paranapanema Energia S.A.**
- Industrial energy segment
- Chairman of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2009

- **MLS WIRELESS S.A.**
- Wireless network provider
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2018

- **Escritório Jharbas Barsanti Perícias Judiciais Ltda.**
- Other services
- Court Expert
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 1975

- **Câmara de Mediação e Arbitragem Empresarial do Rio de Janeiro**
- Other services
- Corporate arbitration
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 1975

**II – All management positions that the administrator holds in other third sector companies or organizations.**

- **Conselho Regional de Contabilidade do Rio de Janeiro (CRCRJ)**
- Professional Class Association
- Regular Board Member
- Since 2014

- **Conselho Regional de Contabilidade do Rio de Janeiro (CRCRJ)**
- Professional Class Association
- Regular member of the Board of Surveillance, Ethics and Discipline, Professional and Operational Development
- Since 2014

- **Associação dos Peritos Judiciais do Estado do Rio de Janeiro (APJERJ)**
- Professional Class Association
- President
- Since 2004

**III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.**

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

**IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.**

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

**V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons**

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

ANNA MARIA GOUVEA GUIMARÃES

**I – Information on main professional experience during the last 5 years.**

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Alternative member of the Fiscal Council
- Issuer
- From 2016 to 2018

- **Instituto Brasileiro de Governança Corporativa (IBGC)**
- Nonprofit Organization
- Member of Board of Directors, and, Member of the Risk Management & Auditing Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2012 to 2014

- **VIVER INC & CONSTRUTORA S.A.**
- Building
- Hold of Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since May, 2017

**II – All management positions that the administrator holds in other companies or third sector organizations.**

- **Instituto Brasileiro de Governança Corporativa (IBGC)**
- Nonprofit Organization
- Member of Board of Directors, and, Member of the Risk Management & Auditing Committee
- From 2012 to 2014

**III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.**

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

**IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.**

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

**V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons**

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

# 07 – Attendance of Effective and Alternates members in the Boards and Committees Meetings of the Company Boards and Committees

## BOARD OF DIRECTORS

| Name | Attendance (%) |
|---|---|
| Agostino Nuzzolo | 55% |
| Alberto Emmanuel Carvalho Whitaker | 100% |
| Carlo Nardello | N/A* |
| Elisabetta Romano | N/A* |
| Gesner José de Oliveira Filho | N/A* |
| Herculano Aníbal Alves | 100% |
| Nicandro Durante | N/A* |
| Piergiorgio Peluso | 42% |
| Pietro Labriola | N/A* |
| Raimondo Zizza | 73% |

* The candidate was not a member of the Board of Directors from 01.01.2018 to 12.31.2018.

## FISCAL COUNCIL

| Name | Attendance (%) |
|---|---|
| Anna Maria Cerentini Gouvea Guimarães | N/A* |
| Hein Egon Löwen | N/A* |
| Jarbas Tadeu Barsanti Ribeiro | 100% |
| João Verner Jueneman | N/A* |
| Josino de Almeida Fonseca | 100% |
| Walmir Kesseli | 100% |

* The candidate is an alternate member and/or was not a member of the Fiscal Council from 01.01.2018 to 12.31.2018.

**CONTROL AND RISKS COMMITTEE**

| Name | Attendance (%) |
|---|---|
| Agostino Nuzzolo | 50% |
| Piergiorgio Peluso | 17% |
| Herculano Aníbal Alves | 100% |
| Raimondo Zizza | 83% |

## STATUTORY AUDIT COMMITTEE

| Name | Attendance (%) |
| --- | --- |
| Alberto Emmanuel Carvalho Whitaker | 100% |
| Herculano Aníbal Alves | 100% |

**COMPENSATION COMMITTEE**

| Name | Attendance (%) |
|---|---|
| Agostino Nuzzolo | 50% |

# 08 – Compensation Proposal for the Company's Administrators and Fiscal Council members for the year of 2018

## COMPENSATION PROPOSAL OF THE MANAGEMENT AND FISCAL COUNCIL

As the proposal submitted to the Compensation Committee and the Board of Directors of TIM Participações S.A. ("Company"), at its meeting held on February 19, 2019, will be proposed to the General Meeting the following compensation:

**1)** Board of Directors:

Proposal for a total annual compensation of R$ 4,860,000.00 (four million, eight hundred and sixty thousand Reais).

**2)** Fiscal Council:

Proposal for a total annual compensation of R$ 504,000.00 (five hundred and four thousand Reais).

**3)** Statutory Officers:

Proposal for a total annual compensation of R$ 29,988,000 (twenty-nine million, nine hundred and eighty-eight thousand Reais), and of this total the amount paid in cash is divided into: 34.9% (thirty-four point nine percent) corresponding to the fixed compensation and 65.1% (sixty-five point one percent) to variable compensation.

**4)** Committees

Proposal for a total annual compensation of R$ 1,944,000.00 (one million, nine hundred and forty-four thousand Reais).

# 09 – Item 13 from the Reference Form

**13.1. Describe the policy or practice of remuneration of the Board of Directors, the statutory and non-statutory board, the supervisory board, the statutory committees and the audit, risk, financial and remuneration committees, addressing the following Aspects:**

**a. Objectives of the remuneration policy or practice, informing whether the remuneration policy has been formally approved, the body responsible for its approval, the date of approval and, if the issuer disapproves the policy, places on the worldwide network of computers where the document can be consulted.**

TIM Participações does not have a formally approved Remuneration policy, but its practices (Long-Term Incentive Plan, MBO, Management Remuneration, jointly called Remuneration Practices) are approved by the Board of Directors on an annual basis, after being reviewed and recommended by the Remuneration Committee.

The Company's Remuneration Practices are intended for the individual valuation of each resource, with special attention to the functions that play relevant roles in the Company's business. This contribution is evaluated through an objective analysis of the positions and subjective of potential and high performance.

The organizational evaluation of the positions is done through an internal system that classifies the positions in "ranges" based on the Hay methodology (system with which the main positions of the organization are evaluated) to:

- Facilitate comparison with the external market
- Support for the management and development of resources

In comparisons with the foreign market, we use market *benchmarks*: Remuneration surveys, using market information, which are conducted by large specialized consulting firms.

Seeking to always be in line with the interests of the Company in the short, medium and long term and based on the financial results as a parameter for defining the limits of variable remuneration, the equity between results and bonus of the Company's executives is ensured.

In addition, three different Long-Term Incentive Plans were approved by the General Meeting of Shareholders dated August 5, 2011, April 10, 2014 and April 19, 2018, aimed at granting shares or options for the purchase or subscription of shares issued by the Company: (i) align the interests of senior management with those of shareholders; (ii) implement an integrated incentive system, in order to balance the time horizon and the nature of the objectives; and (iii) increase the competitiveness of the Remuneration package of senior management. The Plan approved in 2011 contemplated the years 2011-2013, the Plan approved in 2014 contemplated the years 2014-2016 and the Plan approved in 2018 contemplated the years 2018-2020.

In 2017 the Company began a process of restructuring its long-term incentive plan. Accordingly, as approved by the Board of Directors, and exceptionally for that year, the long-term incentive plan was implemented in the form of a bonus concession, the payment of which is conditional upon the minimum achievement of the cash generation financial indicator of the TIM and divided into three payment instalments.

The Administrators – Members of the Board of Directors, members of the supervisory board, members of the statutory board – are remunerated by the company itself to which they are linked.

In the organizational structure and in accordance with the Internal Rules of the Board of Directors, there is a specific committee to address the issue of remuneration of the Company's senior management, which is the Remuneration Committee, which is composed of 3 permanent members of the Board of Directors. This Committee has permanent and main responsibilities, as follows:

a) prepare for the Board of Directors the proposed apportionment of the annual global amount of remuneration fixed by the General Meeting among the Company's Directors;

b) submit a proposal to the Board for the remuneration of Officers in order to ensure their alignment with the goal of creating value to our shareholders over time;

c) periodically evaluating the criteria for the remuneration of Officers and the Company's senior management, and, after being heard the President, make recommendations to the Board;

d) monitor the implementation of decisions taken by the competent agencies and the Company's policies on the remuneration of senior management.

e) analyze other matters related to the Remuneration of members of the Company, as delegated by the Board.

Even in accordance with the Internal Rules, the Committee shall report to the Board of Directors its monitoring activity and evaluation and also in relation to items (a) and (b) above, the Committee shall report to the Board before the meeting of the Board of Directors, which is held after the Annual Meeting.

In addition to the powers provided for above, such Remuneration Committee may also assist the Board of Directors in relation to certain functions in the Long Term Incentive Plan.

Board of Directors:

The Remuneration practice contemplates the payment of monthly fixed fees and monthly fixed additional fees for participation in committees.

The members of the Board of Directors do not receive separate remuneration for exercising this position, with the exception of the Chairman of the Board. It should also be noted that directors may have their total Remuneration in the Company differentiated according to whether or not they participate in advisory committees, which have a specific Remuneration.

Audit Committee:

The Remuneration practice includes the payment of monthly fixed fees.

Statutory Board:

The Remuneration practice includes the payment of monthly fixed fees/wages, direct and indirect benefits, in addition to short- and long-term variable Remuneration.

Non- Statutory Board:

The Remuneration practice includes the payment of salaries, direct and indirect benefits, in addition to short- and long-term variable Remuneration.

**b. composition of the remuneration, indicating:**

**i. description of the elements of the remuneration and the objectives of each of them**

The Board Remuneration consists of three elements, with varying degrees of relevance, due to market practices, the company's positioning and objectives for the position, as follows:

1) Fixed Remuneration:

Its purpose is to value the strategic role (size and potential of the position) and also the performance of the individual, taking as a reference the values practiced in the market.

2) Variable Remuneration:

Its objective is to reward executives for achieving the expected results. Variable Remuneration, on the other hand, is subdivided into three groups, as follows:

2.1) MBO

MBO- *Management by Objectives* - is the short-term variable remuneration program, linked to strategic indicators for the Company's business, containing goals and objectives, both corporate and functional:

- **Corporate objectives:** The Company's macro objectives, generally financial, with high visibility to the market and/or strategic relevance, which depend on the collective efforts of all the Company's employees to achieve them.

- **Multifunctional/Functional Objectives:** objectives of each Executive Board, shared with others or not, whose results depend heavily on teamwork. They should contribute directly to the achievement of the corporate objectives.

2.2) One-Off Bonus

Enhancement of individual performance, justifying the recognition of the company especially with respect to tactical initiatives and specific and relevant projects.

2.3) Long-Term Incentive Plan:

The Company has instituted, from 2011 to 2016 and from 2018 to 2020, a stock-based Remuneration plan for senior managers and those employees who occupy key positions in the Company. Such a plan created a long-term incentive mechanism with the objective of: (i) aligning the interests of top management with the interests of shareholders; (ii) implement an integrated incentive system in order to balance the time horizon and the nature of the objectives; and (iii) increase the competitiveness of the top management Remuneration package.

Moreover, we must inform you that the Company has Disclosure Policy and Securities Trading, in accordance with CVM Instruction No. 358/02, which is given knowledge to each new member elected by the senior management of the Company by signing the Adhesion Contract, which is filed at the Company's headquarters.

The Long-Term Incentive Plan establishes general terms and conditions for the issuance of shares or options related to the purchase of shares of the Company by senior management and those employees occupying key positions of the Company, as approved by the Board of Directors based on the proposal of the President and the Chief HR Officer.

Specifically, for 2017, as the Company began the process of restructuring its long-term incentive plan, on an exceptional basis and duly approved by the Board of Directors, the long-term plan took the form of a bonus, payment contingent upon the attainment of certain financial indicators of TIM and divided into three annual instalments.

3) Direct and indirect benefits:

It aims to increase the value perceived by executives, aiming to attract them and retain them in the company.

**ii. In relation to the last 3 social exercises, what is the proportion of each element in the total remuneration methodology for calculating and readjusting each of the elements of the remuneration.**

| 2018 Exercise Carried Out | Board of Directors | Audit Committee | Statutory Board | Non-Statutory Board |
|---|---|---|---|---|
| Number of permanent members | 4.3 | 3.0 | 6.7 | 0% |
| % Fixed Remuneration | 100% | 100% | 34% | 0% |
| % Variable Remuneration | 0% | 0% | 43% | 0% |
| % Remuneration in Purchase Options | 0% | 0% | 24% | 0% |

| Fiscal year 2017 Paid. | Board of Directors | Audit Committee | Statutory Board | Non-Statutory Board |
|---|---|---|---|---|
| Number of permanent members | 4.6 | 3.0 | 7.7 | 0% |
| % Fixed Remuneration | 100% | 100% | 38% | 0% |
| % Variable Remuneration | 0% | 0% | 25% | 0% |
| % Remuneration in Purchase Options | N/A | N/A | 37% | 0% |

| Fiscal year 2016 Paid. | Board of Directors | Audit Committee | Statutory Board | Non-Statutory Board |
|---|---|---|---|---|
| Number of permanent members | 6.0 | 2.95 | 7.69 | N/A |
| % Fixed Remuneration | 100% | 100% | 56% | N/A |
| % Variable Remuneration | 0% | N/A | 38% | N/A |
| % Remuneration in Purchase Options | N/A | N/A | 6% | N/A |

In addition to the members of the Board of Directors mentioned above, there is also a quantity equivalent to **5.7** members who fully waived their compensation during the fiscal year 2018

**iii. calculation and adjustment methodology of each of the remuneration elements**

The remuneration structure aims to monitor market practices mainly from specific telecommunications market and is updated annually in line with the movements of the market and the Company's strategic planning.

According to the introduction, the organizational evaluation of remunerated positions and values is done through an internal system that classifies positions in "ranges" based on the Hay methodology (system that evaluates the main positions of the organization).

Through this methodology, we facilitate the comparison of TIM position in the foreign market, in addition to supporting the management and development of human resources.

The Board's remuneration consists of the following elements, with varying degrees of importance, because of the impacts they may cause to the Company's results, as follows:

1) Fixed Remuneration

1.1) Base Salary or *Pro Labore*: The fixed remuneration consists of the payment of 12 instalments per year, plus the 13th salary for Statutory and Non-Statutory Directors that are governed by the CLT.

1.2) Participation in Specialized Committees: The Company has Specialized Committees, which report to the Board of Directors, namely: Remuneration Committee, Control and Risk Committee and Statutory Audit Committee. It is provided additional remuneration for participation in committees, linked to the effective participation of the member in the meetings.

The calculation and adjustment methodology of each of the fixed Remuneration component must be consistent with the important function within the organizational structure, based on further market parameters as mentioned above.

2) Variable Remuneration

2.1) MBO

The key performance indicators that are taken into account in determining the Remuneration elements are the financial, economic and functional indicators, reviewed and validated annually.

The variable remuneration of the Board is directly linked to the evolution of the performance indicators of interest to issuers. Thus, we link and align the interests of directors to the Company's results.

Each goal is assigned a weight and three goal levels, corresponding to 3 payment levels (70%, 100%, and 140%). All goals are paid individually, and eligibility triggers can be applied.

Goals with attainment lower than the minimum goal of 70% do not generate payment and those with attainment above the maximum goal have their payment limited to 140%.

For each participant, a target value based on a wage multiple is defined and its readjustment considers the importance of the occupant function within the organizational structure, based on the Total Remuneration market parameters identified in the specialized market surveys.

2.2) One-Off Bonus

Enhancement of individual performance, justifying the recognition of the company especially with respect to tactical initiatives and specific and relevant projects.

The application of this instrument is linked to a multiple of salary, whose payment value may vary according to the strategic role, performance of the individual against the relevance of a particular project / initiative and / or financial / qualitative return to the company, in line with the Market remuneration.

2.3) Long-Term Incentive Plan:

2011-2013 Plan: The condition for exercise considers the valuation of the TIM share in relation to the base exercise price (Absolute Performance) and in relation to the comparison with a benchmark index composed of the Telecom and Media Technology companies listed on B3 (Relative Performance).

The base exercise price is fixed and defined by the board of directors for each of the grants.

The number of options granted annually is determined according to:

- The annual target award defined for each participant is based on a salary multiple whose readjustment considers the importance of the occupant function within the organizational structure, based on the Total Remuneration market parameters identified in the specialized market surveys; and
- The expected value of the shares in the period of 3 years (absolute performance), neutralized the effect of inflation in the period.

2014-2016 Plan: The exercise condition considers the valuation of the TIM share and is adjusted, in each exercise period, according to the TIM position in relation to the benchmark panel according to a TSR (Total Shareholder Return) ranking, which measures the stock performance during each vesting period.

The base exercise price is fixed and defined by the board of directors for each of the grants.

The number of options granted annually is determined according to:

- The annual target award defined for each participant is based on a salary multiple whose readjustment considers the importance of the occupant function within the organizational structure, based on the Total Remuneration market parameters identified in the specialized market surveys; and
- The fair value (fair value of the option) based on a financial model for evaluating options.

Bonus 2017: The amount of the bonus considers the performance of the Net Financial Position indicator. Payment will occur in 3 instalments, linked to performance conditions. The target award defined for each participant was based on a salary multiple that considered the importance of the occupant function within the organizational structure, based on the Total Remuneration market parameters identified specialized market research.

Plan 2018-2020: The new plan considers the granting of shares, according to the achievement of a set of performance measures and according to the fulfilment of a defined period of time.

The base price of the share considers the average share price, weighted by the financial volume, over a period defined by the Board.

The number of shares granted is calculated according to the market price, dividing the target reward by the price of the base share. Performance conditions may also vary the number of shares granted, more or less, depending on the criteria defined in each Grant.

The annual target award defined for each participant is based on a salary multiple whose readjustment considers the importance of the occupant function within the organizational structure, based on the Total Remuneration market parameters identified in the specialized market surveys.

3) Direct and indirect benefits:

3.1) Private Pension Plan

The company has a Private Pension Plan with Banco Itaú, which guarantees to senior management of the Company the same conditions as for the other participants. For nominal salaries of up to BRL R$ 2,620.00 reais the Company contributes with 1% of this value. If the person receives a nominal salary greater than BRL R$ 2,620.00, the contribution will be as follows: 1% of BRL R$ 2,620.00 plus 6.6% referring to the difference between BRL R$ 2,620.00 and nominal wage. For this contribution, the employee must contribute at least with the same value. It is also possible make the value of contributions more flexible through the Flexible Benefits program.

As for the possibility of early redemption, this can occur in the following cases:

In cases of disability or death, the beneficiary or their dependents will receive in cash 100% of the accumulated fund.

At any time, the participant can redeem their part of the contribution, being penalized by the withdrawal of the Company's contribution of part thereof in equal proportion.

It should be noted that the Company's Private Pension Plan does not reach the members of the Board of Directors and members of the Audit Committee.

3.2) Benefits Package

The Company has a comprehensive benefits package for senior management, where TIM offers, according to the eligibility criteria: banking benefits, agreements, extended maternity leave, extended paternity leave, extended marriage license, day-off based on the time the person works in the company, health insurance, pharmacy-assistance, dental plan, supplemental social security, life insurance, child-nutrition assistance, daycare assistance, assistance for children classified as PCD, and meal voucher, education reimbursement and quality of life And the package evolves according to market practices and collective agreement.

The benefits pact for each member of the Senior Management considers the importance of the occupier's role within the organizational structure, based on the Total Remuneration market parameters identified in specialized market research.

#### iv. reasons justifying the composition of the remuneration

The remuneration composition considers the importance of the occupant function within the organizational structure, based on the Total Remuneration market parameters identified in the specialized market surveys. The elements Fixed Remuneration, Variable Remuneration and Benefits are weighted by the organizational evaluation of the positions, through an internal system that classifies the positions in "bands" based on the methodology Hay (system with which to evaluate the main positions of the organization). The Company's short-, medium- and long-term remuneration components are based on financial results, which act as a parameter for defining the limits of the variable compensation and the stock plan, while ensuring equity between results and bonuses for the Company's executives.

#### v. the existence of members not remunerated by the issuer and the reason for this fact

The Company has 5.7 members of the Board of Directors who are not remunerated, as they expressly waived the remuneration amount, according to the minutes of the Board of Directors held on April 19, 2017 and November 29, 2017.

### c. key performance indicators taken into consideration in determining each Remuneration element

Fixed remuneration - Market and local practices are the factors considered in determining the value, in addition to the individual's performance.

Variable salary:

i. **MBO** - The Company's main corporate economic/financial indicators are associated with this compensation instrument, such as EBITDA and Net Service Revenue. Through this instrument, we seek to achieve / exceed goals and objectives of the organization.

ii. **One-Off Bonus** - Valuation of individual performance, which justifies the recognition of the company. The application of this instrument is not tied necessarily to quantitative and predefined targets.

iii. Long-Term Incentive Plan:

**2011-2013 Plan:** Measurements are made based on cumulative performance periods and evaluating the relative and absolute performance of the stock. In case of failure to achieve the objectives in a given year, the options may be exercised in subsequent periods, provided that the minimum conditions accumulated are met.
**2014-2016 Plan:** The options have no impediment to exercise, and the exercise price varies according to the comparative performance of the value of TIM's share in relation to the market.
**2017 Bonus:** Consider the evolution of the financial statement of cash generation - Net Financial Position.
**2018-2020 Plan:** Shares are granted in accordance with the achievement of a set of performance measures and in accordance with compliance with a defined period of time.

### d. how Remuneration is structured to reflect the evolution of performance indicators

Through the fixed remuneration instruments, in which we linked performance measures for the granting of salary increases and bonuses, as well as through the variable remuneration instruments,

in which we linked economic and performance objectives of the Company to the targets set in the organization.

**e. how the policy or practice of Remuneration is aligned with the issuer's interests in short, medium and long term**

We link our programs to the economic and financial indicators, based on the commitment assumed in the Industrial Plan disclosed to the market, which we reward based on the results achieved.

Through the targets set for variable remuneration programs, we encourage short-term, medium and long-term commitments, while maintaining the strict alignment of the interests of the *management* of the Company with the interests of the shareholders.

**f. existence of Remuneration supported by subsidiaries, controlled companies, direct or indirect controlling companies**

As a result of the activities performed for the Company and its subsidiaries, the compensation of the Company's executives is fully supported by its subsidiary TIM S.A., with the exception of 1.0 Statutory Officers, who are supported by TIM Participações. For the members of the Board of Directors and Fiscal Council, when remunerated, this remuneration is fully supported by the Company.

**Total Remuneration of Fiscal Year on 12/31/2019 - Budgeted**

| Statutory Board | Total | TIM S.A. | TIM Participações S.A. |
|---|---|---|---|
| No. of members | 6.0 | 6.0 | |
| **Fixed annual Remuneration** | 10,180,000 | 10,180,000 | |
| Salary or management fees | 7,869,000 | 7,869,000 | |
| Direct and indirect benefits | 2,311,000 | 2,311,000 | |
| Investments in committees | **0** | **0** | |
| Other (INSS) | 2,203,320 | 2,203,320 | |
| Description of other fixed Remuneration | | | |
| **Variable Remuneration** | **14,656,000** | **14,656,000** | |
| Bonus | | | |
| Profit sharing | | | |
| Attending meetings | | | |
| Commissions | | | |
| Other | | | |
| Description of other variable Remuneration | | | |
| **Post-employment** | | | |
| **Stock-based** | **5,152,000** | **5,152,000** | |
| **Note** | | | |
| Total Remuneration without INSS | 29,988,000 | 29,988,000 | |
| **Total Remuneration with INSS** | **32,191,320** | **32,191,320** | |

### Total Remuneration of Fiscal Year on 12/31/2018 - Budgeted

| Statutory Board | Total | TIM S.A. | TIM Participações S.A. |
|---|---|---|---|
| No. of members | 6.7 | 5 | 1.7 |
| **Fixed annual Remuneration** | **12,929,252.56** | **7,949,249.30** | **4,980,003.26** |
| Salary or management fees | 9,673,656.14 | 5,372,072.45 | 4,301,583.69 |
| Direct and indirect benefits | 1,618,985.60 | 1,160,006.96 | 458,978.64 |
| Investments in committees | - | | |
| Other (INSS) | 1,636,610.82 | 1,417,169.89 | 219,440.93 |
| Description of other fixed Remuneration | - | | |
| **Variable Remuneration** | **13,155,849.63** | **3,283,549.41** | **9,872,300.22** |
| Bonus | 13,155,849.63 | 3,283,549.41 | 9,872,300.22 |
| Profit sharing | - | | |
| Attending meetings | - | | |
| Commissions | - | | |
| Other | - | | |
| Description of other variable Remuneration | - | | |
| **Post-employment** | - | | |
| **Stock-based** | **10,230,451.19** | **2,678,031.05** | **7,552,420.14** |
| **Note** | - | | |
| Total Remuneration without INSS | **34,678,942.56** | **12,493,659.87** | **22,185,282.70** |
| **Total Remuneration with INSS** | **36,315,553.38** | **13,910,829.75** | **22,404,723.63** |

| Statutory Board | Budgeted 2018 | Carried out in 2018 |
|---|---|---|
| **No. of members** | **7.0** | **6.7** |
| *Amounts in Brazilian Reais* | | |
| **Total Annual Remuneration (ex- INSS)** | **35,703,000.00** | **34,678,942.56** |

| 2018 Exercise Carried Out | Statutory Board |
|---|---|
| **No. of members** | **6.7** |
| *Amounts in Brazilian Reais* | - |
| **Fixed Annual Remuneration** | **12,929,252.56** |
| Salary or management fees | 9,673,656.14 |
| Direct and Indirect Benefits | 1,618,985.60 |
| Participation in Committees | - |
| Other (INSS) | 1,636,610.82 |
| **Variable Remuneration** | **13,155,849.63** |
| Bonus | **13,155,849.63** |
| Profit sharing | - |
| Attending meetings | - |
| Commissions | - |
| Other | - |
| **Post-employment benefits** | - |
| **Benefits for termination of tenure** | - |
| **Stock-based Remuneration** | **10,230,451.19** |

| Budget 2019 Budget | Statutory Board |
|---|---|
| **No. of members** | **6.0** |
| *Amounts in Brazilian Reais* | - |
| **Fixed Annual Remuneration** | **10.180.000** |
| Salary or management fees | 7,869,000.00 |
| Direct and indirect benefits | 2,311,000.00 |
| Participation in Committees | - |
| Other (INSS) | - |
| **Variable Remuneration** | **14,656,000.00** |
| Bonus | **14,656,000.00** |
| Profit sharing | - |
| Attending meetings | - |
| Commissions | - |
| Other | - |
| **Post-employment benefits** | - |
| **Benefits for termination of tenure** | - |
| **Stock-based Remuneration** | **5,152,000** |

| Board of Directors | Budgeted | Carried out in 2018 |
|---|---|---|
| **No. of members** | **10** | **4.3** |
| *Amounts in Brazilian Reais* | | |
| **Total Annual Remuneration (ex-INSS)** | **3,690,000.00** | **2,458,066.67** |

| 2018 Exercise Carried Out | Board of Directors |
|---|---|
| **No. of members** | **4.3** |
| *Amounts in Brazilian Reais* | - |
| **Fixed Annual Remuneration** | **2,890,405.34** |
| Salary or management fees | 1,544,066.67 |
| Direct and Indirect Benefits | - |
| Participation in Committees | 914,000.00 |
| Other (INSS) | 432,338.67 |
| **Variable Remuneration** | **-** |
| Bonus | - |
| Profit sharing | - |
| Attending meetings | - |
| Commissions | - |
| Other | - |
| **Post-employment benefits** | - |
| **Benefits for termination of tenure** | - |
| **Stock-based Remuneration** | **-** |

| Budget 2019 Budget | Board of Directors |
|---|---|
| **No. of members** | **10** |
| *Amounts in Brazilian Reais* | - |
| **Fixed Annual Remuneration** | **6,804,000.00** |
| Salary or management fees | 4,860,000.00 |
| Direct and indirect benefits | - |
| Participation in Committees | 1,944,000.00 |
| Other (INSS) | 1,360,800.00 |
| **Variable Remuneration** | **-** |
| Bonus | - |
| Profit sharing | - |
| Attending meetings | - |
| Commissions | - |
| Other | - |
| **Post-employment benefits** | - |
| **Benefits for termination of tenure** | - |
| **Stock-based Remuneration** | **-** |

In addition to the members of the Board of Directors mentioned above, there is also an amount equivalent to **5.7** members who fully renounced their remuneration during the 2018 financial year.

| Audit Committee | Budgeted | Carried out in 2018 |
|---|---|---|
| **No. of members** | **3.0** | 3.0 |
| *Amounts in Brazilian Reais* | | |
| **Total Annual Remuneration (ex-INSS)** | **645,120.00** | 495,600.00 |

| 2018 Exercise Carried Out | Audit Committee |
|---|---|
| **No. of members** | **3.0** |
| *Amounts in Brazilian Reais* | - |
| **Fixed Annual Remuneration** | **634,368.00** |
| Salary or management fees | 495,600.00 |
| Direct and Indirect Benefits | - |
| Participation in Committees | - |
| Other (INSS) | 138,768.00 |
| **Variable Remuneration** | **-** |
| Bonus | - |
| Profit sharing | - |
| Attending meetings | - |
| Commissions | - |
| Other | - |
| **Post-employment benefits** | - |
| **Benefits for termination of tenure** | - |
| **Stock-based Remuneration** | - |

| Budget 2019 Budget | Audit Committee |
|---|---|
| **No. of members** | **3.0** |
| *Amounts in Brazilian Reais* | |
| **Fixed Annual Remuneration** | **504,000.00** |
| Salary or management fees | **504,000.00** |
| Direct and indirect benefits | |
| Participation in Committees | |
| Other (INSS) | 100,800.00 |
| **Variable Remuneration** | **-** |
| Bonus | - |
| Profit sharing | - |
| Attending meetings | - |
| Commissions | - |
| Other | - |
| **Post-employment benefits** | - |
| **Benefits for termination of tenure** | - |
| **Stock-based Remuneration** | - |

* The number of members indicated above, corresponds to the annual average of members of each agency calculated monthly for each fiscal year.

**g. existence of any Remuneration or benefit linked to the occurrence of certain corporate event, such as the sale of corporate control of the issuer**

The Company does not provide Remuneration or benefit linked to the occurrence of corporate event.

**h. Practices and procedures adopted by the board of directors to define the individual remuneration of the board of directors and board of executive board, indicating:**

**i. the issuer's bodies and committees that participate in the decision-making process, identifying how they participate**

The Board of Directors and the Remuneration Committee participate in the decision-making process, as already indicated in item 13.1 "a".

**ii. criteria and methodology used to determine the individual remuneration, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of these studies**

The methodology provides for the analysis of market remuneration (whether fixed, variable, shares, benefits, Remuneration for participation in committees, etc.), considering reference companies and surveys provided by companies specialized in remuneration (KF Hay Group, Willis Towers Watson, etc.). The comparisons take into account the different statistics available (median, mean, 3rd quartile, etc.).

**iii. how often and how the board of directors assesses the adequacy of the issuer's remuneration policy**

TIM Participações does not have a Formal Remuneration Policy, but its Remuneration Practices (Long-Term Incentive Plan, MBO, Remuneration of Directors) are approved by the Board of Directors annually, after having been examined and recommended by the Remuneration Committee.

**13.2 - In relation to the compensation recognized in the results of the last three fiscal years and that provided for in the current fiscal year of the board of directors, statutory executive board and fiscal council:**

*The number of members indicated above corresponds to the annual average of members of each body calculated monthly for each fiscal year.

**Total Remuneration of Fiscal Year on 12/31/2019 - Budgeted**

| | Board of Directors | Statutory Board | Audit Committee | Total |
|---|---|---|---|---|
| No. of members | 10 | 6 | 3 | 19 |
| Number of paid members | 5 | 6 | 3 | 14 |
| **Fixed annual Remuneration** | **6,804,000** | **10,180,000** | **504,000** | **17,488,000** |
| Salary or management fees | 4,860,000 | 7,869,000 | 504,000 | 13,233,000 |
| Direct and indirect benefits | - | 2,311,000 | - | 2,311,000 |
| Investments in committees | **1,944,000** | - | - | **1,944,000** |
| Other (INSS) | - | - | - | - |
| Description of other fixed Remuneration | - | - | - | - |
| **Variable Remuneration** | - | **14,656,000** | - | **14,656,000** |
| Bonus | - | 14,656,000 | - | 14,656,000 |
| Profit sharing | - | - | - | - |
| Attending meetings | - | - | - | - |
| Commissions | - | - | - | - |
| Other | - | - | - | - |
| Description of other variable Remuneration | - | - | - | - |
| **Position interruption** | - | - | - | - |
| **Post-employment** | - | - | - | - |
| **Stock-based** | - | **5,152,000** | - | **5,152,000** |
| **Note** | - | - | - | - |
| Total Remuneration without INSS | **6,804,000** | **29,988,000** | **504,000** | **37,296,000** |
| **Total Remuneration with INSS** | **8,164,800** | **32,191,320** | **604,800** | **40,960,920** |

## Total Remuneration of Fiscal Year on 12/31/2018 - Annual Amounts

| | Board of Directors | Statutory Board | Audit Committee | Total |
|---|---|---|---|---|
| No. of members | 10.0 | 7.0 | 3.0 | 20.0 |
| Number of paid members | 4.3 | 6.7 | 3.0 | 13.9 |
| **Fixed annual Remuneration** | **2,890,405.34** | **12,929,252.56** | **634,368.00** | **16,454,025.90** |
| Salary or management fees | 1,544,066.67 | 9,673,656.14 | 495,600.00 | 11,713,322.81 |
| Direct and indirect benefits | - | 1,618,985.60 | - | 1,618,985.60 |
| Investments in committees | 914,000.00 | - | - | 914,000.00 |
| Other (INSS) | 432,338.67 | 1,636,610.82 | 138,768.00 | 2,207,717.49 |
| Description of other fixed Remuneration | - | - | - | - |
| **Variable Remuneration** | - | **13,155,849.63** | - | **13,155,849.63** |
| Bonus | - | 13,155,849.63 | - | 13,155,849.63 |
| Profit sharing | - | - | - | - |
| Attending meetings | - | - | - | - |
| Commissions | - | - | - | - |
| Other | - | - | - | - |
| Description of other variable Remuneration | - | - | - | - |
| **Position interruption** | - | - | - | - |
| **Post-employment** | - | | - | - |
| **Stock-based** | - | **10,230,451.19** | - | **10,230,451.19** |
| **Note** | - | - | - | - |
| Total Remuneration without INSS | **2,458,066.67** | **34,678,942.56** | **495,600.00** | **37,632,609.23** |
| **Total Remuneration with INSS** | **2,890,405.34** | **36,315,553.38** | **634,368.00** | **39,840,326.72** |

## Total Remuneration of Fiscal Year on 12/31/2017 - Annual Amounts

| | Board of Directors | Statutory Board | Audit Committee | Total |
|---|---|---|---|---|
| No. of members | 10.00 | 8.00 | 3.00 | 21.00 |
| Number of paid members | 4.55 | 7.70 | 2.97 | 15.22 |
| **Fixed annual Remuneration** | **1,459,733.33** | **10,229,349.72** | **495,133.33** | **12,184,216.38** |
| Salary or management fees | 1,213,733.33 | 9,553,259.09 | 495,133.33 | 11,262,125.75 |
| Direct and indirect benefits | - | 676,090.63 | - | 676,090.63 |
| Investments in committees | 547,000.00 | - | - | 547,000.00 |
| Other (INSS) | 340,360.00 | 1,335,519.44 | 99,026.67 | 1,774,906.11 |
| Description of other fixed Remuneration | - | - | - | - |
| **Variable Remuneration** | - | **6,703,447.04** | - | **6,703,447.04** |
| Bonus | - | 6,703,447.04 | - | 6,703,447.04 |
| Profit sharing | - | - | - | - |
| Attending meetings | - | - | - | - |
| Commissions | - | - | - | - |
| Other | - | - | - | - |
| Description of other variable Remuneration | - | - | - | - |
| **Position interruption** | - | - | - | - |
| **Post-employment** | - | - | - | - |
| **Stock-based** | - | **9,854,202.37** | - | **9,854,202.37** |
| **Note** | - | - | - | - |
| Total Remuneration without INSS | **1,760,733.33** | **26,786,999.13** | **495,133.33** | **29,042,865.79** |
| **Total Remuneration with INSS** | **2,101,093.33** | **28,122,518.56** | **594,160.00** | **30,817,771.89** |

* The number of members indicated above, corresponds to the annual average of members of each agency calculated monthly for each fiscal year.

**Total Remuneration of Fiscal Year on 12/31/2016 - Annual Amounts**

| | Board of Directors | Statutory Board | Audit Committee | Total |
|---|---|---|---|---|
| No. of members | 10 | 7.7 | 3 | 20.7 |
| Number of paid members | 6 | 7.7 | 3 | 16.7 |
| **Fixed annual Remuneration** | - | - | - | - |
| Salary or management fees | 1,404,000 | 8,084,284 | 498,867 | 9,987,151 |
| Direct and indirect benefits | - | 1,162,936 | - | 1,162,936 |
| Investments in committees | - | - | - | |
| Other (INSS) | 394,800 | 1,112,315 | 99,773 | 1,606,888 |
| Description of other fixed Remuneration | Fixed Remuneration - Others refers to the payments made to the INSS. | Fixed Remuneration - Others refers to the payments made to the INSS. | Fixed Remuneration - Others refers to the payments made to the INSS. | - |
| **Variable Remuneration** | - | - | - | - |
| Bonus | - | 7,123,241 | - | 7,123,241 |
| Profit sharing | - | - | - | - |
| Attending meetings | 570,000 | - | - | 570,000 |
| Commissions | - | - | - | - |
| Other | - | - | - | - |
| Description of other variable Remuneration | - | - | - | - |
| **Position interruption** | - | - | - | - |
| **Post-employment** | - | - | - | - |
| **Stock-based** | - | **1,200,029** | - | **1,200,029** |
| **Note** | In addition to the aforementioned members of the Board of Directors, there is also an amount equivalent to 4 members who have completely waived their remuneration during the 2016 financial year. | - | - | - |
| Total Remuneration without INSS | 1,974,000 | 17,570,490 | 498,867 | 20,043,357 |
| **Total Remuneration with INSS** | **2,368,800** | **18,682,805** | **598,640** | **21,650,245** |

* The number of members indicated above, corresponds to the annual average of members of each agency calculated monthly for each fiscal year.

**13.3. In relation to the variable remuneration of the last 3 fiscal years and that envisaged for the current fiscal year of the Board of Directors, Statutory Board and Audit Committee:**

The figures for the MBO and bonus (*una tantum*) programs of the Statutory Board are directly related to the parent companies of which their members belong.

| Budget 2019 Budget | Board of Directors | Audit Committee | Statutory Board | Total |
|---|---|---|---|---|
| **No. of members** | 10 | 3 | 6 | 19 |
| **Number of paid members** | 5 | 3 | 6 | 14 |
| *Amounts in Brazilian Reais* | | | | |
| **MBO** | | | | |
| Minimum amount estimated by Remuneration plan | N/A | N/A | N/A | N/A |
| Target amount estimated by Remuneration plan | N/A | N/A | 5.719.000 | 5.719.000 |
| Maximum amount estimated by Remuneration plan | N/A | N/A | 8.006.600 | 8.006.600 |
| | | | | |
| **Bonus *(one tantum)*** | | | | |
| Minimum amount estimated by Remuneration plan | N/A | N/A | N/A | N/A |
| Target amount estimated by Remuneration plan | N/A | N/A | N/A | N/A |
| Maximum amount estimated by Remuneration plan | N/A | N/A | 8.937.000 | 8.937.000 |

The figures for the MBO and bonus (una tantum) programs of the Statutory Board are directly related to the parent companies of which their members belong.

| 2018 Exercise Carried Out | Board of Directors | Audit Committee | Statutory Board | Total |
|---|---|---|---|---|
| **No. of members** | 10 | 3 | 7 | 20 |
| **Number of paid members** | 4.3 | 3 | 6.7 | 13.9 |
| *Amounts in Brazilian Reais* | | | | |
| **MBO** | | | | |
| Minimum amount estimated by Remuneration plan | N/A | N/A | 0 | 0 |
| Target amount estimated by Remuneration plan | N/A | N/A | 6,436,089.48 | 6,436,089.48 |
| Maximum amount estimated by Remuneration plan | N/A | N/A | 9,010,525.28 | 9,010,525.28 |
| Amount effectively recognized in the fiscal year result | N/A | N/A | 8,847,357.81 | 8,847,357.81 |
| . | | | | |
| **Bonus *(one tantum)*** | | | | |
| Minimum amount estimated by Remuneration plan | N/A | N/A | N/A | 0 |
| Target amount estimated by Remuneration plan | N/A | N/A | N/A | 0 |
| Maximum amount estimated by Remuneration plan | N/A | N/A | N/A | 0 |
| Amount effectively recognized in the fiscal year result | N/A | N/A | 4,308,491.82 | 4,308,491.82 |
| | | | | |
| **Participation in meetings and committees** | | | | |
| Minimum amount estimated by Remuneration plan | N/A | N/A | N/A | 0 |
| Target amount estimated by Remuneration plan | N/A | N/A | N/A | 0 |
| Maximum amount estimated by Remuneration plan | N/A | N/A | N/A | 0 |
| Amount effectively recognized in the fiscal year result | 914,000.00 | N/A | N/A | 914,000.00 |

The figures for the MBO and bonus (una tantum) programs of the Statutory Board are directly related to the parent companies of which their members belong.

In addition to the aforementioned members of the Board of Directors, there is still an amount equivalent to 5.7 members who have completely waived their remuneration during the 2018 financial year.

| **2017 Exercise Carried Out** | **Board of Directors** | **Audit Committee** | **Statutory Board** | **Total** |
|---|---|---|---|---|
| **No. of members** | **10** | **3** | **8** | **21** |
| **Number of paid members** | **4.55** | **2.97** | **7.7** | **15.22** |
| *Amounts in Brazilian Reais* | | | | |
| **MBO** | | | | |
| Minimum amount estimated by Remuneration plan | N/A | N/A | 0 | 0 |
| Target amount estimated by Remuneration plan | N/A | N/A | 6,855,480.47 | 6,855,480.47 |
| Maximum amount estimated by Remuneration plan | N/A | N/A | 10,197,672.66 | 10,197,672.66 |
| Amount effectively recognized in the fiscal year result | N/A | N/A | 6,703,447.04 | 6,703,447.04 |
| . | | | | |
| **Bonus *(one tantum)*** | | | | |
| Minimum amount estimated by Remuneration plan | N/A | N/A | N/A | 0 |
| Target amount estimated by Remuneration plan | N/A | N/A | N/A | 0 |
| Maximum amount estimated by Remuneration plan | N/A | N/A | N/A | 0 |
| Amount effectively recognized in the fiscal year result | N/A | N/A | N/A | 0 |
| | | | | |
| **Participation in meetings and committees** | | | | |
| Minimum amount estimated by Remuneration plan | N/A | N/A | N/A | 0 |
| Target amount estimated by Remuneration plan | N/A | N/A | N/A | 0 |
| Maximum amount estimated by Remuneration plan | N/A | N/A | N/A | 0 |
| Amount effectively recognized in the fiscal year result | 547,000.00 | N/A | N/A | 547,000.00 |

The figures for the MBO and bonus (una tantum) programs of the Statutory Board are directly related to the parent companies of which their members belong.

In addition to the aforementioned members of the Board of Directors, there is still an amount equivalent to 5.4 members who have completely waived their remuneration during the 2017 financial year.

| 2016 Exercise Carried Out | Board of Directors | Audit Committee | Statutory Board | Total |
|---|---|---|---|---|
| **No. of members** | **10** | **3** | **7.7** | **20.7** |
| **Number of paid members** | **6** | **2.95** | **7.32** | **16.27** |
| *Amounts in Brazilian Reais* | | | | |
| **MBO** | | | | |
| Minimum amount estimated by Remuneration plan | N/A | N/A | 0 | 0 |
| Target amount estimated by Remuneration plan | N/A | N/A | 7,220,475 | 7,220,475 |
| Maximum amount estimated by Remuneration plan | N/A | N/A | 10,108,666 | 10,108,666 |
| Amount effectively recognized in the fiscal year result | N/A | N/A | 7,123,241 | 7,123,241 |
| . | | | | |
| **Bonus *(one tantum)*** | | | | |
| Minimum amount estimated by Remuneration plan | N/A | N/A | N/A | 0 |
| Target amount estimated by Remuneration plan | N/A | N/A | N/A | 0 |
| Maximum amount estimated by Remuneration plan | N/A | N/A | N/A | 0 |
| Amount effectively recognized in the fiscal year result | N/A | N/A | N/A | 0 |
| | | | | |
| **Participation in meetings and committees** | | | | |
| Minimum amount estimated by Remuneration plan | N/A | N/A | N/A | 0 |
| Target amount estimated by Remuneration plan | N/A | N/A | N/A | 0 |
| Maximum amount estimated by Remuneration plan | N/A | N/A | N/A | 0 |
| Amount effectively recognized in the fiscal year result | 570,000 | N/A | N/A | 570,000 |

The figures for the MBO and bonus (una tantum) programs of the Statutory Board are directly related to the parent companies of which their members belong.

In addition to the aforementioned members of the Board of Directors, there is still an amount equivalent to 4 members who have completely waived their remuneration during the 2016 financial year.

**13.4. Regarding the Remuneration plan based on stocks of the Board of Directors and the Statuary Executive Board, in the last fiscal year and estimated for the current fiscal year, describe:**

***a. Terms and general conditions***

At the Extraordinary General Meeting held on August 5, 2011, the Long-Term Incentive Plan, valid for fiscal years 2011 to 2013, was approved, consisting of a stock option plan ("Plan_"). Under the Plan, officers and employees of the Company and its subsidiaries ("Beneficiaries") Are eligible to receive a call option or subscription of shares issued by us through the execution of a purchase option and / or share subscription agreement ("Option Agreement"), Which shall specify: (a) the number of shares subject to the option grant; (b) the conditions for acquiring the right to exercise the option; (c) the final term for the exercise of the option, observing the limit of 6 years from the date of grant; and (d) the criteria for defining the exercise price and the payment conditions.

In Special Meeting held on April 10, 2014, we approved a new Long-Term Incentive Plan, which follows the same characteristics mentioned above.

The Plans approved in 2011 and 2014, due to their validity of 6 years and conditions of exercise still to be determined, remain with options that could be exercised in the last fiscal year and with a forecast for the current fiscal year.

For 2017, the Company began a process of restructuring its long-term incentive plan. Accordingly, as approved by the Board of Directors, and exceptionally for that year, the long-term incentive plan was implemented in the form of a bonus concession, the payment of which is conditional upon the minimum achievement of the cash generation financial indicator of the TIM.

Continuing the process of informed restructuring, the Company submitted to the relevant corporate bodies the new format of the Long-Term Incentive Program for the years 2018-2020. The Plan, approved at an Extraordinary General Meeting held on April 19, 2018, proposes to remunerate participants with shares issued by the Company, subject to certain conditions of time and / or performance. Under the Plan, officers and employees of the Company and its subsidiaries (" . Participants . ") Are eligible to receive shares of our issue through the execution of an agreement granting shares (" . Grant Agreement . "), Which shall specify: (a) the number of Shares object of the grant; (b) the general conditions and performance and grace period for acquiring the right to receive the Shares; (d) the performance factors and how they may modify the volume of Performance Shares granted and (e) the volume of Shares that will be subject to the Ownership Policy.

Long-Term Incentive Plans based on shares are managed by our Board of Directors, with the support of the Remuneration Committee, subject to the terms of the Plan and the limits established by law and our by-laws.

***b. Main goals of the plan***

(i) align the interests of our management with shareholder interests (performance and value creation) and strengthen the long-term commitment; (ii) composing an integrated incentive system in order to balance the timescale (short- vs. long-term) and nature of targets (industrial versus stock); (iii) increase the competitiveness of the remuneration package of our business; and (iv) be an important retention tool.

***c. The way that the plan contributes to these goal***

By enabling Beneficiaries to become our shareholders in different conditions, it is expected that they have strong incentives to engage effectively with the creation of value and exercise their functions in order to integrate the interests of shareholders, to the corporate purposes and our growth plans, thus maximizing our profits and generating a long-term relationship with these professionals to our company. The granting of stock options and / or subscription of shares also stimulates the Beneficiaries, through the commitment of their own resources, to seek immediate appreciation of

shares, without, however, compromising the growth and future appreciation of the shares. It is reached, yet, through this model, risk sharing and our earnings sharing through the valuation of the shares acquired under the option plan. In addition, the model adopted is expected to be effective as a retention mechanism for managers and employees, mainly due to the sharing of the valuation of our shares and the condition of permanence of the employment relationship to access a certain number of options.

***d. How the plan fits into the issuer's Remuneration policy***

The Plan is part of our Remuneration policy, which seeks, in addition to fair retribution and reflex of performance, adequately compensate the competence and responsibility of our executives who have distinguished themselves by contributing significantly to the Company's performance, or whose employment is of vital importance to the proper implementation of the Company's plans and strategies.

***e. How the plan aligns the interests of management and the issuer in the short-, medium- and long-term***

The options granted based on the Plan bring different mechanisms that allow the alignment of interests of managers in different time horizons. The possibility of our Board of Directors to determine the opportunity in which the Option Agreements may be settled causes the Beneficiaries to commit themselves to the constant appreciation of our actions in the short-, medium- and long-term.

***f. Maximum number of shares covered***

The options granted under the Plan, including those exercised or not, and excluding those cancelled under the Plan may confer rights on a number of shares not to exceed 2% of the Company's shares during the term of the Plan, provided that the total number of Shares issued or issuable under the Plan is within the limit of the authorized capital of the Company.

***g. Maximum number of options to be granted***

The number of options to be granted will be determined by the Board of Directors, based on the proposal prepared by the Remuneration Committee. Anyway, each Option Agreement will ensure to the Beneficiary the right to purchase and / or subscribe at least one share of our company so that the maximum number of options granted is directly linked to the limit described in item "f" above.

***h. Conditions for acquisition of shares***

The conditions for the acquisition of shares, as set forth in the Plan, shall be set forth in the Option Agreement or the Share Agreement to be entered into with each of the Beneficiaries / Participants. The Board of Directors may treat differently Beneficiaries who are in a similar situation and are not bound by any rule of equality or analogy, to extend to other Beneficiaries any condition or decision that it deems applicable only to one or more determined Beneficiaries.

***i. Criteria for setting the purchase or exercise price***

The exercise price of the options granted ("Exercise Price "), In the case of the Plans 2011 to 2016, and the base price of the shares granted, in the case of the 2018 to 2020 Plan, set by the Board of Directors, have the recommendation of the Remuneration Committee and the following variables according to the respective Plans:

1. **2011 – 2013 Plan**

(i) Date of Measurement of the Base Share Price: date, to be set by the Board of Directors, prior to the granting of the options under the Plan, to define the Base Share Price;

(ii) Base Share Price: may vary according to the Grant, as shown below:

**1st Grant:** average of the value of the quotation of the shares of our issue, weighted according to the daily financial volume of business carried out in the last 30 days in B3 immediately prior to the Date of Measurement of the Base Price of the Share;

**2nd Grant:** average of the value of the quotation of the shares of our issuance, weighted according to the daily financial volume of business carried out on B3 in the 2 months immediately prior to the Date of Measurement of the Base Price of the Share;

**3rd Grant:** average of the value of the quotation of the shares of our issue, weighted according to the daily financial volume of business carried out in the last 30 days in B3 immediately prior to the Date of Measurement of the Base Price of the Share;

(iii) Measurement Date: date to be set by the Board of Directors, prior to the initial end of the exercise period of the options granted under the Plan (as stipulated in the respective Stock Option Agreements), for the determination of the Relative Performance Indicators, Absolute Performance, Relative Performance Comparative Index and other indicators necessary to determine the Exercise Price;

(iv) Similar Companies: companies in the telecommunications sector and other related sectors, as defined by the Board of Directors;

(v) Comparative Relative Performance Index:

**1st Grant:** average weighted by the capitalization on the stock exchange of the absolute performance of the shares issued by the Similar Companies and of the variation of the indices representing the securities portfolio, chosen by the Board of Directors, verified between the Date of Measurement of the Base Price of the Share and the Date of Measurement. The performance of each component of the Relative Performance Comparative Index shall be defined according to the daily financial volume of business carried out in the 30 (thirty) days immediately prior to the Date of Measurement of the Base Exercise Price and in the 30 (thirty) days immediately prior to the Measurement Date. If extraordinary events occur that may affect the normal course of business of the shares and indices referred to in this item and that prevent the objective comparison of data, the Board of Directors, at its sole discretion, may replace them by the Ibovespa index;

**2nd Grant:** weighted average of the absolute performance of the shares issued by the Similar Companies and of the variation of the indices representing the securities portfolio, chosen by the Board of Directors and in accordance with pre-defined weights, verified between the Date of Measurement of the Base Price of the Share and the Date of Measurement. The performance of each component of the Relative Performance Comparative Index shall be defined according to the daily financial volume of business carried out in the two (2) months immediately prior to the Date of Measurement of the Base Exercise Price and in the two (2) months immediately prior to the Measurement Date. If extraordinary events occur that may affect the normal course of business of the shares and indices referred to in this item and that prevent the objective comparison of data, the Board of Directors, at its sole discretion, may substitute them for the Ibovespa index;

**3rd Grant:** average weighted by the capitalization on the stock exchange of the absolute performance of the shares issued by the Similar Companies and of the variation of the

indices representing the securities portfolio, chosen by the Board of Directors, verified between the Date of Measurement of the Base Price of the Share and the Date of Measurement. The performance of each component of the Relative Performance Comparative Index shall be defined according to the daily financial volume of business carried out in the 30 (thirty) days immediately prior to the Date of Measurement of the Base Exercise Price and in the 30 (thirty) days immediately prior to the Measurement Date. If extraordinary events occur that may affect the normal course of business of the shares and indices referred to in this item and that prevent the objective comparison of data, the Board of Directors, at its sole discretion, may replace them by the Ibovespa index;

(vi) Absolute Performance:

**1st Grant:** percentage of variation between the Base Price of the Share and the average value of the quotation of the Shares, weighted according to the daily financial volume of business carried out in the last 30 days in B3 immediately prior to the Measurement Date;

**2nd Grant**: percentage of variation between the Base Price of the Share and the average value of the quotation of the Shares, weighted according to the daily financial volume of business carried out on B3 during the two (2) months immediately preceding the Measurement Date;

**3rd Grant**: percentage of variation between the Base Price of the Share and the average value of the quotation of the Shares, weighted according to the daily financial volume of business carried out in the last 30 days in B3 immediately prior to the Measurement Date; and

(vii) Relative Performance: quotient resulting from the division of the Absolute Performance by the Relative Performance Comparative Index.

If the Relative Performance is between the Minimum Relative Performance Goal and the Relative Performance Goal, the Exercise Price shall be positively adjusted according to the percentages that may be recommended by the Compensation Committee and defined by the Board of Directors, limited to 4% of the Base Share Price.

If Relative Performance is above the Relative Performance Target, the Strike Price shall be adjusted negatively according to the percentages recommended by the Compensation Committee and defined by the Board of Directors, limited to 10% of the Base Share Price.

**2. 2014 - 2016 Plan**

(i) Date of Measurement of the Base Share Price: date, to be set by the Board of Directors, prior to the granting of the options under the Plan, to define the Base Share Price;

(ii) Base Share Price: may vary according to the Grant, as shown below:

**1st, 2nd and 3rd Grants:** average value of the quotation of the shares of our issue, weighted according to the daily financial volume of business carried out in the last 30 days in B3 immediately prior to the Date of Measurement of the Base Price of the Share.

(iii) Measurement Date: date to be set by the Board of Directors, prior to the initial end of the exercise period of the options granted under the Plan (as stipulated in the respective Stock Option Contracts), to determine the position of TIM in relation to the benchmark panel, considering a ranking of TSR (Total Shareholder Return), necessary to determine the Exercise Price.

(iv) Similar Companies: companies in the telecommunications sector and other related sectors, as defined by the Board of Directors;

(v) Total Shareholder Return (TSR): concept used to compare the performance of Shares of different companies in a certain time interval, combining the variation in the price of the Share and the Dividends to demonstrate the return provided to the shareholder. It is calculated according to the following formula: (Final Share Price - Initial Share Price + Dividends) / Initial Share Price. For the purpose of calculating this indicator, when a company has more than one type of share, the result of the TSR of each one of them will be weighted by its total market value (volume of Shares x price of Shares), having as reference the period of the Initial Price of the Share;

(vi) Absolute Performance:

**1st, 2nd and 3rd Grants**: the model defined in this Plan does not consider absolute performance evaluation.

(vii) Relative Shareholder Performance: ranking of shareholder performance, comprising the shares of TIM Participações S/A and of Similar Companies and/or securities portfolio indices, calculated through the concept of Total Shareholder Return.

If the position reached by the Company's Shares is between the last position and the middle position, the Exercise Base Price shall be adjusted positively according to the percentages listed in Annex I, this adjustment is limited to:

(a) 5% of Base Price of the Share for the 1st Grace Period;

(b) 10% of Base Price of the Share for the 2nd Grace Period;

(c) 15% of Base Price of the Share for the 3rd Grace Period;

If the position reached by the Company's Shares is between the first position and the middle position, the Exercise Base Price shall be adjusted negatively according to the percentages listed in Annex I, this adjustment is limited to:

(a) -5% of Base Price of the Share for the 1st Grace Period;

(b) -10% of Base Price of the Share for the 2nd Grace Period;

(c) -15% of Base Price of the Share for the 3rd Grace Period;

If the position reached by the Company's Shares is the last position, the right of the beneficiary of 25% of the options that mature at that time will be extinguished.

## 3. 2018 - 2020 Plan

The Plan for 2018-2020 enables TIM administrators and / or employees to receive payments on shares issued by the Company, subject to certain conditions of time and / or performance. Unlike the mechanics stipulated for the Plans 2011 to 2016, the 2018-2020 Plan does not include criteria for setting the acquisition or exercise price, since it grants shares at market value, according to the rules below.

(i) Base Share Price Measurement Period: period, to be fixed by the Board of Directors, prior to the Granting of Shares, to define the Base Share Price

(ii) Base Price of the Stock: average share price, weighted by the daily trading volume of B3 (B3 SA - Brasil, Bolsa, Balcão), during the Measurement Period of the Base Share Price

***j. Criteria for fixing the term of exercise***

For Plans 2011 to 2016, the Board of Directors established the deadline for exercising the options individually for each Beneficiary in the respective Option Agreements. Notwithstanding, in terms of each Plan, the term for exercising the options should be a maximum of six years from the date of the grant.

For the 2018-2020 Plan there is no fixed term of exercise and will come into force on the date of its approval by the General Meeting of the Company and will remain in force until the rights arising from the Granted Shares are fully exercised.

***k. Settlement method***

Payment of the Exercise Price shall be made in cash, upon acquisition, with the Beneficiary's resources.

Alternatively, if the Beneficiary's relationship with the Company is in force, the Board of Directors may: (i) approve the granting to the Beneficiary of a specific term for payment by the Beneficiary of the Exercise Price, in accordance with the Plan; or (ii) approve the granting of financing to the Beneficiary, which, at the discretion of the Board of Directors, may be formalized by issuing a promissory note *solute,* issued by the Beneficiary for the benefit of the Company.

The financing assumption by the Company, its discharge by the Beneficiary shall be made no later than 5 calendar days (for fiscal years concerning the Plan 2011-2013) or 10 business days (for fiscal years concerning the Plan 2014-2016), providing to the Beneficiary making it with the proceeds from the sale of shares subject matter of the option.

For Plans 2018 to 2020, there is no settled form of settlement, since there is no process of acquiring shares, since the Plan provides for the granting of shares at market value.

***l. Restrictions on transfer of shares***

The Board of Directors, in its sole discretion, may impose restrictions on the transfer of shares acquired or subscribed upon exercise of the stock option and / or subscription of our shares.

***m. Criteria and events that, when found, will cause the suspension, modification or termination of the plan***

Notwithstanding the provisions of the Plan or any of the Option Agreements, the options granted under the Plan will terminate automatically, all its effects automatically stops in the following cases:

(i) upon their full exercise;

(ii) after the expiration of the term of the options, considering the Plans 2011-2016;

(iii) by means of the Distortion of the Stock Option Agreement or the Granting of Shares;

(iv) if the Company is dissolved, liquidated or declared bankrupt;

(v) at any time at the discretion of the Board of Directors or whenever situations that, under the law or regulations, restrict or prevent the trading of shares by the Beneficiaries; and

(vi) in assumptions of resignation of the Beneficiary described in item "n" below.

***n. Effects of the resignation of the Administrator from the Company's agencies on their rights under the share-based Remuneration plan***

If the Beneficiary leave the Company on their own, or if the termination of the mandate, termination of the Beneficiary's employment agreement work or provision of services has been given by a decision of the Company and without the occurrence of cause (or without the occurrence of facts that would constitute just cause, if the Beneficiary were the Company's employee), the rights arising from the option not exercisable on the date of termination, according to the rules of the Option Agreement will be automatically terminated by operation of law, regardless of prior notice or indemnity. With respect to the option whose rights may be exercised by the Beneficiary on the date of termination, according to the rules of the Option Agreement, such rights may be exercised within 30 days from the date of termination, under penalty of extinction, by operation of law, regardless of prior notice or Remuneration. If any grace period has been expired according to the Plan and, cumulatively, not in the course of the option exercise periods, the Beneficiary may exercise the option in the exercise period subsequent to resignation, applying the same conditions established for the definition of the Exercise Price in such a period of exercise and limited to the option exercise to the number of shares subject to subscription or acquisition on the date of termination.

For the 2014-2016 Plan, such rights may be exercised within six months of the date of termination, under penalty of extinction, by right, regardless of prior notice or indemnification. Nevertheless, it will be provided to the Board of Directors, on an exceptional basis, early exercise period related to options granted to the Beneficiaries of the Company who resigned or were dismissed, as a result from the above causes.

In case of termination by the Company's initiative during the period up to 12 months after the event date that features the transfer of the Company's control, the Beneficiary may fully exercise the option with respect to the rights exercisable or not exercisable at the time of termination, and the Board of Directors take the necessary measures to this end, including the definition of the option exercise conditions.

For Plan 2018-2020, in the event of Termination by decision of the Company without the occurrence of just cause (or without the occurrence of facts that would constitute just cause was the Participant employee of the Company), the right to receive Granted Shares that have not completed the Withdrawal Period on the date of termination shall be proportional to the Grace Period effectively completed, dividing the total of months completed by the total of months that comprise the Grace Period, considering as a "month" the period of 30 continuous days. In the event that the Beneficiary requests the dismissal of the Company, the right to receive the Granted Shares that have not completed the Grace Period on the date of termination shall automatically terminate, in full, regardless of prior notice or indemnification.

If the interruption of the mandate, termination of the employment agreement or provision of services of the Beneficiary has been occurred by the Company's decision for cause (or the occurrence of facts that would constitute just cause if the Beneficiary were the Company's employee), any right under the Option Agreement shall be deemed automatically terminated by operation of law, regardless of prior notice or Remuneration.

In case of termination by retirement of the Beneficiary, the Beneficiary may exercise the option with respect to the rights exercisable at the time of the termination, according to the rules of the Option Agreement, no later than 1 year from the date of termination, under penalty of extinction, by operation of law, regardless of prior notice or Remuneration.

In the event of termination by the Beneficiary's permanent disability, the Beneficiary can fully exercise the option with respect to vested or unvested rights at the time of the termination, according to the rules of the Option Agreement, no later than 1 year from the date of termination, under penalty of termination by operation of law, regardless of prior notice or Remuneration.

In case of death of the Beneficiary, their heirs and successors may fully exercise the option with respect to vested or unvested rights at the time of death, according to the rules of the Option Agreement, no later than 1 year from the date of death, under penalty of extinction, by operation of law, regardless of prior notice or Remuneration. For the 2018-2020 Plan, the heirs and successors of the Participant will receive in full the values of the Granted Shares that have not completed the Grace Period (considering 100% of the performance conditions for the remaining period) in cash, regardless of the fulfilment of the Grace period.

In the event of removal of the Participant, for the 2018-2020 Plan, making it impossible to perform its activities in the Company, the Board of Directors may authorize the receipt of part or all of the Shares object of its Share Agreement, regardless of the Period of Grace

For the purposes of the Plan, it shall not be considered occurred termination in the event of the Beneficiaries being relocated in another company of the same group of Company, understood any direct or indirect parent company of the Company, affiliated company, subsidiary or subject to common control.

**13.5. With respect to Remuneration acknowledged in the last 3 fiscal years and planned for the current fiscal year of the Board of Directors and the audit committee, prepare a table with the following content:**

| Share-based Remuneration expected for the current fiscal year - 2019 | Board of Directors | Statutory Board |
|---|---|---|
| **No. of members** | 10 | 6 |
| **Number of paid members** | 5 | 5 |
| Weighted Average Price of the Fiscal Year: | | |
| (a) The outstanding options at the beginning of the fiscal year * | N/A | N/A |
| (b) The options lost during the fiscal year | N/A | N/A |
| (c) The options exercised during the fiscal year | N/A | N/A |
| (d) The options expired during the fiscal year | N/A | N/A |
| **Potential dilution in case of exercise of all options granted** | N/A | N/A |
| | | |
| **Grant of stock options** | | |
| Date of grant | N/A | Estimated April |
| Number of options granted | 0 | N/A |
| Deadline for options to become exercisable | N/A | Performance (70%):<br>1/3 in 1 year<br>1/3 in 2 years<br>1/3 in 3 years<br><br>Restricted (30%):<br>100% on 3 years |
| Maximum Term for Exercise of Options | N/A | N/A |
| Restriction Term on Transfer of Stocks. | N/A | N/A |
| **Fair value of options on grant date** | N/A | N/A |

The 2018-2020 Plan deals with the granting of shares at market value, according to the achievement of a set of performance measures and according to the fulfilment of a defined period of time. Similarly, there is no fixed term of exercise. The Plan shall enter into force on the date of its approval by the Company's General Meeting and shall remain in force until the rights deriving from the Granted Shares are fully exercised. Finally, since the fair value of the shares is equivalent to the face value of the share at the time of the determination of the grant of the plan, there is no *fair value.*

| Share-based Remuneration - year ended 31.12.2018 | Board of Directors | Statutory Board |
|---|---|---|
| **No. of members** | N/A | 7 |
| **Number of paid members** | N/A | 7 |
| Weighted Average Price of the Fiscal Year: | | |
| (a) The outstanding options at the beginning of the fiscal year * | N/A | R$ 8.97 |
| (b) The options lost during the fiscal year | N/A | N/A |
| (c) The options exercised during the fiscal year | N/A | R$ 8.53 |
| (d) The options expired during the fiscal year | N/A | R$ 9.06 |
| **Potential dilution in case of exercise of all options granted** | N/A | N/A |
| | | |
| **Grant of stock options** | | N/A |
| Date of grant | N/A | April 20th, 2018 |
| Number of options granted | 0 | 517,186 |
| Deadline for options to become exercisable | N/A | Performance (70%):<br>1/3 on 04/20/2019<br>1/3 on 04/20/2020<br>1/3 on 04/20/2021<br><br>Restricted (30%):<br>100% on 3 years |
| Maximum Term for Exercise of Options | N/A | N/A |
| Restriction Term on Transfer of Stocks. | N/A | N/A |
| **Fair value of options on grant date** | N/A | N/A |

| Share-based Remuneration - year ended 31.12.2017 | Board of Directors | Statutory Board |
|---|---|---|
| **No. of members** | N/A | 7 |
| **Number of paid members** | N/A | 3 |
| Weighted Average Price of the Fiscal Year: | | |
| (a) The outstanding options at the beginning of the fiscal year * | N/A | BRL R$ 8.45 |
| (b) The options lost during the fiscal year | N/A | N/A |
| (c) The options exercised during the fiscal year | N/A | BRL R$ 7.69 |
| (d) The options expired during the fiscal year | N/A | BRL R$ 10.42 |
| **Potential dilution in case of exercise of all options granted** | N/A | N/A |
| | | |
| **Grant of stock options** | N/A | N/A |
| Date of grant | N/A | N/A |
| Number of options granted | 0 | 0 |
| Deadline for options to become exercisable | N/A | N/A |
| Maximum Term for Exercise of Options | N/A | N/A |
| Restriction Term on Transfer of Stocks. | N/A | N/A |
| **Fair value of options on grant date** | N/A | N/A |

For 2017, the Company began a process of restructuring its long-term incentive plan. Accordingly, as approved by the Board of Directors, the long-term incentive plan did not consider stock options and was implemented in the form of a bonus grant.

| Share-based remuneration for year ended in 12/31/2016 | Board of Directors | Statutory Board |
|---|---|---|
| **No. of members** | N/A | 8 |
| **Number of paid members** | N/A | 0 |
| Weighted Average Price of the Fiscal Year: | N/A | |
| (a) The outstanding options at the beginning of the fiscal year * | N/A | BRL R$ 8.10 |
| (b) The options lost during the fiscal year | N/A | N/A |
| (c) The options exercised during the fiscal year | N/A | N/A |
| (d) The options expired during the fiscal year | N/A | N/A |
| **Potential dilution in case of exercise of all options granted** | N/A | 0.16% |
| | N/A | |
| **Grant of stock options** | N/A | |
| Date of grant | N/A | Sep/16 |
| Number of options granted | **0** | 2,601,158 |
| Deadline for options to become exercisable | N/A | 1/3 on 09/29/2017; 1/3 on 9/29/2018 and 1/3 on 9/29/2019 |
| Maximum Term for Exercise of Options | N/A | 09/29/22 |
| Restriction Term on Transfer of Stocks. | N/A | N/A |
| **Fair value of options on grant date** | N/A | **BRL R$ 6,286,132** |

**The **weighted Average Exercise Price** informed in the tables above corresponds to **the Base Share Price** adjusted upwards or downwards as a result of the Relative Shareholder Performance and the other rules established in the Plan. The amounts reported refer to the grant made in each respective fiscal year.*

**13.6. In relation to the outstanding options of the Board of Directors and Statutory Board at the end of the last fiscal year:**

**- 1st Grant - Plan 2011-2013**

| Outstanding options at the end of the fiscal year ended on 12/31/2017 | Board of Directors | Statutory Board |
|---|---|---|
| No. of members | 10 | 9 |
| **Number of paid members** | **0** | 0 |
| **Options not yet exercisable** | | |
| Quantity | N/A | **0** |
| Date on which they will become exercisable | N/A | 1/3 on 8/5/2012; 1/3 on 08/08/2013 and 1/3 on 08/08/2014 |
| Maximum Term for Exercise of Options | N/A | 05/08/2017 |
| Restriction Term on Transfer of Stocks. | N/A | N/A |
| Weighted Average Price of the Fiscal Year | N/A | BRL R$ 8.84 |
| Fair value of the options at the last day of the fiscal year | N/A | BRL R$ 2.61 |
| **Exercisable options** | | |
| Quantity | 0 | **0** |
| Maximum Term for Exercise of Options | N/A | N/A |
| Restriction Term on Transfer of Stocks. | N/A | N/A |
| Weighted Average Price of the Fiscal Year | N/A | N/A |
| Fair value of the options at the last day of the fiscal year | N/A | 2.61 |
| **Fair value of the total of options at the last day of the fiscal year.** | N/A | N/A |

**- 2rd Grant - Plan 2011-2013**

| Outstanding options at the end of the fiscal year ended on 12/31/2017 | Board of Directors | Statutory Board |
|---|---|---|
| No. of members | 10 | 8 |
| **Number of paid members** | **0** | 0 |
| **Options not yet exercisable** | | |
| Quantity | N/A | **180,317** |
| Date on which they will become exercisable | N/A | N/A |
| Maximum Term for Exercise of Options | N/A | 09/05/2018 |
| Restriction Term on Transfer of Stocks. | N/A | N/A |
| Weighted Average Price of the Fiscal Year | N/A | BRL R$ 8.96 |
| Fair value of the options at the last day of the fiscal year | N/A | BRL R$ 2.74 |
| **Exercisable options** | | |
| Quantity | 0 | **0** |
| Maximum Term for Exercise of Options | N/A | N/A |
| Restriction Term on Transfer of Stocks. | N/A | N/A |
| Weighted Average Price of the Fiscal Year | N/A | N/A |
| Fair value of the options at the last day of the fiscal year | N/A | 2.74 |
| **Fair value of the total of options at the last day of the fiscal year.** | N/A | N/A |

- **3rd Grant - Plan 2011-2013**

| Outstanding options at the end of the fiscal year ended on 12/31/2017 | Board of Directors | Statutory Board |
|---|---|---|
| No. of members | 10 | 9 |
| **Number of paid members** | **0** | 0 |
| **Options not yet exercisable** | | |
| Quantity | N/A | **602,686** |
| Date on which they will become exercisable | N/A | N/A |
| Maximum Term for Exercise of Options | N/A | 07/30 |
| Restriction Term on Transfer of Stocks. | N/A | N/A |
| Weighted Average Price of the Fiscal Year | N/A | BRL R$ 8.13 |
| Fair value of the options at the last day of the fiscal year | N/A | BRL R$ 3.02 |
| **Exercisable options** | | |
| Quantity | 0 | **0** |
| Maximum Term for Exercise of Options | N/A | N/A |
| Restriction Term on Transfer of Stocks. | N/A | N/A |
| Weighted Average Price of the Fiscal Year | N/A | N/A |
| Fair value of the options at the last day of the fiscal year | N/A | BRL R$ 3.02 |
| **Fair value of the total of options at the last day of the fiscal year.** | N/A | BRL R$ 1,818,103 |

- **1st Grant - 2014 - 2016 Plan**

| Outstanding options at the end of the fiscal year ended on 12/31/2017 | Board of Directors | Statutory Board |
|---|---|---|
| No. of members | 10 | 9 |
| **Number of paid members** | **0** | 0 |
| **Options not yet exercisable** | | |
| Quantity | N/A | **0** |
| Date on which they will become exercisable | N/A | N/A |
| Maximum Term for Exercise of Options | N/A | 07/30 |
| Restriction Term on Transfer of Stocks. | N/A | N/A |
| Weighted Average Price of the Fiscal Year | N/A | BRL R$ 8.13 |
| Fair value of the options at the last day of the fiscal year | N/A | BRL R$ 3.02 |
| **Exercisable options** | | |
| Quantity | 0 | **602,686** |
| Maximum Term for Exercise of Options | N/A | 07/30 |
| Restriction Term on Transfer of Stocks. | N/A | N/A |
| Weighted Average Price of the Fiscal Year | N/A | BRL R$ 13,42 |
| Fair value of the options at the last day of the fiscal year | N/A | BRL R$ 3.02 |
| **Fair value of the total of options at the last day of the fiscal year.** | N/A | BRL R$ 1,818,103 |

- **2nd Grant - Plan 2014-2016**

| Outstanding options at the end of the fiscal year ended on 12/31/2017 | Board of Directors | Statutory Board |
|---|---|---|
| No. of members | 10 | 8 |
| **Number of paid members** | **0** | 2 |
| **Options not yet exercisable** | | |
| Quantity | N/A | **273,392** |
| Date on which they will become exercisable | N/A | 100% on 10/16/2018 |
| Maximum Term for Exercise of Options | N/A | 16 / Oct / 21 |
| Restriction Term on Transfer of Stocks. | N/A | N/A |
| Weighted Average Price of the Fiscal Year | N/A | BRL R$ 8.45 |
| Fair value of the options at the last day of the fiscal year | N/A | BRL R$ 2.35 |
| **Exercisable options** | | |
| Quantity | 0 | **546,783** |
| Maximum Term for Exercise of Options | N/A | N/A |
| Restriction Term on Transfer of Stocks. | N/A | N/A |
| Weighted Average Price of the Fiscal Year | N/A | BRL R$ 8.73 |
| Fair value of the options at the last day of the fiscal year | N/A | BRL R$ 2.35 |
| **Fair value of the total of options at the last day of the fiscal year.** | N/A | BRL R$ 1,927,411 |

- **3nd Grant - Plan 2014-2016**

| Outstanding options at the end of the fiscal year ended on 12/31/2017 | Board of Directors | Statutory Board |
|---|---|---|
| No. of members | 10 | 7 |
| **Number of paid members** | **0** | 3 |
| **Options not yet exercisable** | | |
| Quantity | N/A | **1,734,105** |
| Date on which they will become exercisable | N/A | 50% as of 10/29/2018 and 50% as of 10/29/2019 |
| Maximum Term for Exercise of Options | N/A | Sep 29 |
| Restriction Term on Transfer of Stocks. | N/A | N/A |
| Weighted Average Price of the Fiscal Year | N/A | BRL R$ 8.45 |
| Fair value of the options at the last day of the fiscal year | N/A | BRL R$ 2.35 |
| **Exercisable options** | | |
| Quantity | 0 | **867,052.00** |
| Maximum Term for Exercise of Options | N/A | 10/29/22 |
| Restriction Term on Transfer of Stocks. | N/A | N/A |
| Weighted Average Price of the Fiscal Year | N/A | BRL R$ 8.10 |
| Fair value of the options at the last day of the fiscal year | N/A | BRL R$ 2.42 |
| **Fair value of the total of options at the last day of the fiscal year.** | N/A | BRL R$ 6,286,132 |

**Notes:**

1. The **3rd Grant of the 2011 - 2013 Plan**, although it has met the deadline to become fully exercisable, has not yet met the minimum performance conditions for it to be exercised.

2. The **2014 - 2016 Plan** does not establish a minimum performance condition for the exercise of options. Thus, the possibility of exercise is linked to compliance with the vesting.

## 13.7. Options exercised and shares delivered related to stock-based Remuneration of the Board of Directors and Statutory Board in the past 3 fiscal years (*)

.

| Options exercised - fiscal year ended on 12/31/2018 | Board of Directors | Statutory Board |
|---|---|---|
| No. of members | 10 | 7 |
| Number of paid members | 0 | 3 |
| Exercised options | N/A | 582,813 |
| No. of shares | N/A | |
| Weighted Average Price of the Fiscal Year | N/A | 7.7475 |
| Difference between the exercise value and the market value of the shares related to the exercised options | N/A | NA |
| Shares delivered | N/A | NA |
| Number of shares delivered | N/A | NA |
| Weighted Average Price for Purchase | N/A | NA |
| Difference between the purchase value and the market value of the stocks acquired | N/A | NA |

**Summary description of the information required to understand the data disclosed in items 13.5 to 13.7, as well as the explanation of the method of pricing the shares and options, indicating, as a minimum:**

| | |
|---|---|
| a. pricing model: | Monte Carlo simulation for the 2011-2013 and 2014-2016 Plan grants, due to the dependence of the Companies' performance on the definition of the strike price. For the 2018-2020 Plan grants, due to the fair value of the shares being equivalent to the face value of the share at the moment of the determination of the plan grants, there is no simulation of *fair value*. |
| b. data and assumptions used in the pricing model, including the weighted average price of stocks, exercise price, expected volatility, option life term, expected dividends and the free risk interest rate | **2011-2013 Plan - Grant 2012 -** weighted average share price of BRL R$ 8.96 on the grant date, volatility of 50.46% p.a., an expected life of the option corresponding to 6 years and an annual risk-free interest rate of 8.89% p.a.<br><br>**2011-2013 Plan - Grant 2013 -** weighted average share price of BRL R$ 8.13 on the grant date, volatility of 48.45% p.a., an expected life of the option corresponding to 6 years and an annual risk-free interest rate of 10.66% p.a.<br><br>**Plan 2014-2016 - Grant 2014 -** Weighted average share price (base price) of BRL R$ 13.42 on the grant date, volatility of 44.6% p.a., an expected life of the option corresponding to 6 years and an annual risk-free interest rate of 10.66% p.a.<br><br>**2014-2016 Plan - Grant 2015 -** weighted average share price (base price) of BRL R$ 8.45 on the grant date, volatility of 35.50% p.a., an expected life of the option corresponding to 6 years and an annual risk-free interest rate of 16.1% p.a.<br><br>**2014-2016 Plan - Grant 2016 -** weighted average share price (base price) of BRL R$ 8.10 on the grant date, volatility of 36.70% p.a., an expected life of the option corresponding to 6 years and an annual risk-free interest rate of 11.73% p.a.<br><br>**2018-2020 Plan -** The fair value of the shares is equivalent to the face value of the share at the time of determining the grants of the plan. Therefore, there is no simulation of fair value. |
| c. method used and assumptions made to incorporate the expected effects of early exercise | There is the possibility of holding early exercise. The exercise periods are pre-determined by the Board of Directors.<br><br>Specifically, for the 2018-2020 Plan, there is no delimitation of the exercise period, but it is necessary, just as stipulated for the 2011-2016 Plans, to wait for the grace period to be met. |
| d. way of determining the expected volatility | Calculated from the correlation between the historical results of TIM and the other companies that make up the panel of participating companies, in addition to the Ibovespa index, observing the daily returns in the historical period of six years (effectiveness of the Plan) before the Date of Evaluation. |
| e. if any other characteristic of the option was incorporated into the measurement of fair value | Given the features of the options plan, since the exercise price of the options depends on the price performance of a group of stock/index, we used the Monte Carlo method in the evaluation and incorporated the probability of the expected returns of stock prices/index in the pricing model.<br><br>As for the 2018-2020 Plan, there is no simulation of *fair value,* since the fair value of the shares is equivalent to the face value of the share at the time of the determination of the grant of the plan. |

**13.9. Inform the number of shares or quotas directly or indirectly held in Brazil or abroad, and other securities convertible into shares or quotas issued by the issuer, its direct or indirect controlling companies, companies controlled by or under common control, by members of the Board of Directors, the Statutory Board or the Audit Committee, grouped by agency, on the closing date of the last fiscal year**

December 31st, 2018

| **Board of Directors** | | |
|---|---|---|
| Securities | Securities Characteristics | Quantity |
| Actions | Common Stock Registered Share | 37,877 |

| **Statutory Board** | | |
|---|---|---|
| Securities | Securities Characteristics | Quantity |
| Actions | Common Stock Registered Share | 196,805 |

| **Audit Committee** | | |
|---|---|---|
| Securities | Securities Characteristics | Quantity |
| Actions | Common Stock Registered Share | 0 |

| **Controlling Company** | | |
|---|---|---|
| Securities | Securities Characteristics | Quantity |
| Actions | Common Stock Registered Share | 1,611,969,946 |

**13.10. Regarding the retirement plans in effect for members of the Board of Directors and Statutory Officers, provide the following information in tabular form:**

| 2018 FISCAL YEAR | Board of Directors | Statutory Board |
|---|---|---|
| No. of members | 10 | 7 |
| Number of paid members | 0 | 3.42 |
| Plan name | N/A | TIM Supplemental Social Security Plan |
| Number of managers who are eligible to retire | N/A | 0 |
| Conditions for early retirement | N/A | None |
| Updated cumulative value of accumulated contributions to the close of the last fiscal year, discounted the portion relating to contributions made directly by the managers | N/A | 1,594,755.08 |
| Total accumulated amount of contributions made during the last fiscal year, discounted the portion relating to contributions made directly by the managers | N/A | 545,710.14 |
| Possibility of early redemption and conditions | N/A | YES |

* The accumulated value can vary negatively due to the early leaving of a participant of the Pension Plan.

**I. if there is the possibility of early redemption and which conditions**

In this plan, all employees are eligible and can join at any time since during the periods agreed between TIM and Itaú Private Pension.

During the course of the contributions, the redemption of the employee's contribution part can also be made at any time. In the case of partial redemption, the employee will forfeit the proportional amount of the company's contribution. The total redemption of the basic contribution will only be possible in case of cancelling the plan.

If the employee is dismissed before filling the conditions of eligibility for the benefit, they will redeem 100% of their contribution and for the contributions of TIM, it will be according to a percentage scale that begins with a 3 year working in the company, it redeems 30% and 10 years working in the company, it redeems 100% of the company value.

**13.11. Maximum, minimum and medium individual compensation of the board of directors, statutory officers and fiscal council**

| | Statutory Officers | | | Board of Directors | | | Fiscal Council | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2015 | 2016 | 2017 | 2015 | 2016 | 2017 | 2015 | 2016 | 2017 |
| No. of members | 8,0 | 8.0 | 7.0 | 10.0 | 10.0 | 10.0 | 3.0 | 3.0 | 3.0 |
| No. of paid members | 7.7 | 7.7 | 6.7 | 6 | 4.6 | 4.3 | 3.0 | 3.0 | 3.0 |
| The highest compensation amount | 3,783,998 | 8,173,654 | 12,527,102 | 458,236 | 427,800 | 743,820 | 201,600 | 168,000 | 215,040 |
| The lowest compensation amount | 586,241 | 773,800 | 261,813 | 332,113 | 67,000 | 68,096 | 50,400 | 42,000 | 53,760 |
| The average compensation amount | 2,429,493 | 3,478,831 | 5,436,008 | 394,800 | 386,738 | 678,322 | 202,929 | 166,743 | 211,456 |

* Due to the injunction rendered in the file of the process nº 2010.5101002888-5, by the Honorable Judge of the 5th Federal Court of the State of Rio de Janeiro, the Company does not fully disclose the information required in item 13.11.

**13.12. Contractual arrangements, insurance policies or other instruments that structure mechanisms for Remuneration or indemnity for Managers in the event of dismissal or retirement, indicating the financial consequences to the issuer**

For the members of the Board of Directors and Audit Committee there is no provision in contract or other mechanism that grants additional Remuneration or indemnity in case of dismissal of the position or retirement.

For members of the Statutory Board, their contracts may or may not provide for additional Remuneration or indemnification in case of termination. Generally speaking, such remunerations are related to non-competition agreements and / or early termination of contract. The contracts may also provide for forms of settlement of the variable remuneration that at the date of termination have not yet resulted in their available objectives.

Currently, 4 of the Company's officers have contracts with clauses of this nature. In none of the contracts, the amounts involved exceed 2 annual remunerations (fixed, variable and benefits)

**13.13. In relation to the last 3 fiscal years, indicate the percentage of the total remuneration of each agency recognized in the issuer's results referring to members of the board of directors, statutory board or audit committee that are parties related to the direct or indirect controlling companies, as defined by the accounting rules that deal with this subject**

Regarding the members of management that are related parties to the direct or indirect controlling companies, indicate below the percentage of total Remuneration by agency recognized in the Company's results for the fiscal year 2016, 2017 and 2018:

| Managing Agency | Remuneration percentage recorded in income in | | |
|---|---|---|---|
| | 2016 | 2017 | 2018 |
| Board of Directors | 100% | 100% | 100% |
| Statutory Board | 100% | 100% | 100% |
| Audit Committee | 100% | 100% | 100% |

**13.14. In relation to the last 3 fiscal years, indicate the amounts recognized in the issuer's income as Remuneration of members of the board of directors, statutory board or audit committee, grouped by agency, for any reason other than the position they occupy, such as, commissions and consulting or advisory services rendered**

In the fiscal years ended December 31, 2016, 2017 and 2018, we do not remunerate the members of the Board of Directors, Statutory Executive Board or Fiscal Council for any securities other than those to which they are allocated.

**13.15. In the past 3 fiscal years, indicate the amounts recognized in the income of controllers, direct or indirect, of the companies under common control and subsidiaries of the issuer as Remuneration to the members of the Board of Directors, the Executive Board or Audit Committee of the issuer, grouped by agency, specifying why these amounts were assigned to these individuals**

The Statutory Board has its remuneration recognized in the subsidiary TIM SA, with the exception of 1.7 directors whose Remuneration is borne by TIM Participações SA in 2018, 2.0 ,2017, and 1.72 in 2016. The Audit Committee and the Board of Directors are remunerated by the parent company TIM Participações SA.

| 2018 - remuneration received due to the exercise of the position in the issuer | Board of Directors | Statutory Board | Audit Committee | Total |
|---|---|---|---|---|
| Direct and indirect subsidiaries | N/A | N/A | N/A | N/A |
| Issuer Subsidiaries | 2,890,405 | 36,315,553 | 634.368 | 39,840,327 |
| Societies under common control | N/A | N/A | N/A | N/A |
| **2018 - other remuneration received, specifying the title of the award** | **Board of Directors** | **Statutory Board** | **Audit Committee** | **Total** |
| Direct and indirect subsidiaries | N/A | N/A | N/A | N/A |
| Issuer Subsidiaries | N/A | N/A | N/A | N/A |
| Societies under common control | N/A | N/A | N/A | N/A |

| 2017 - remuneration received due to the exercise of the position in the issuer | Board of Directors | Statutory Board | Audit Committee | Total |
|---|---|---|---|---|
| Direct and indirect subsidiaries | N/A | N/A | N/A | N/A |
| Issuer Subsidiaries | 2,253,739 | 28,122,519 | 633,771 | 31,010,028 |
| Societies under common control | N/A | N/A | N/A | N/A |
| **2017 - other remunerations received, specifying the title** | **Board of Directors** | **Statutory Board** | **Audit Committee** | **Total** |
| Direct and indirect subsidiaries | N/A | N/A | N/A | N/A |
| Issuer Subsidiaries | N/A | N/A | N/A | N/A |
| Societies under common control | N/A | N/A | N/A | N/A |

| 2016 - remuneration received due to the exercise of the position in the issuer | Board of Directors | Statutory Board | Audit Committee | Total |
|---|---|---|---|---|
| Direct and indirect subsidiaries | N/A | N/A | N/A | N/A |
| Issuer Subsidiaries | 2,368,800 | 18,682,805 | 598.640 | 21,650,245 |
| Societies under common control | N/A | N/A | N/A | N/A |
| **2016 - other remunerations received, specifying the title to which they were assigned** | **Board of Directors** | **Statutory Board** | **Audit Committee** | **Total** |
| Direct and indirect subsidiaries | N/A | N/A | N/A | N/A |
| Issuer Subsidiaries | N/A | N/A | N/A | N/A |
| Societies under common control | N/A | N/A | N/A | N/A |

### 13.16. Provide other information that the issuer deems relevant

The Company understands that there is no other relevant information.

# 10 – Proposal of extension of the Cooperation and Support Agreement

# Highlights

- ADVISIA OC&C strategy consultants is the responsible for independent fairness opinion of cooperation & support contract with Telecom Italia - according to CAE requirements in 2018.

- Approximately 19% reduction (€ 2,084 k) on total Amendment value, after several negotiation rounds;

- Total Amendment value for approval (€ 8,799 k) is dependent on budget availability, mainly due to Network/IT on year 2020, period from January to April (€ 2.227 mil);

- 25% reduction on total number of projects compared with 11nd Amendment (88 → 66 projects)

TIM

# Cooperation and support 2019/20 offer



Total yearly contract value
em k EUR
Consulting network
Consulting Com & Corp
Outsourcing network
Outsourcing IT
Plug & Play IT
2015/16
2016/17
2017/18
2018/19
2019/20
YoY (%)
Total
11.751
11.750
10.875
10.883
8.799
19%
Breakdown
Consulting
5.277
4.648
5.574
6.082
4.391
28%
1.970
2.967
2.135
2.162
2.082
4%
Outsourcing
1.979
1.731
1.585
1.079
1.102
140%
1.815
1.645
1.110
460
414
62%
1,5%
On 2019/20 Amendment, REGMAN and NGASP projects were reclassified from Network and IT
Plug & Play
710
759
471
1.100
810
26%
Contract Mix
em %
17 17 15 6 45
25 15 14 6 40
20 15 10 4 51
20 10 4 10 56
24 5 13 9 50

TIM

Source: TIM Brasil

# Main benefits of cooperation and support 2019/20 offer

**Consulting (74%Total)**

Value in k€ and number of projects


57 Projects
(6.473 €)
10 New Projects[1]
(644 €)
47 Renewed projects[1]
(5.829 €)

**Main benefits**

- Support in the implementation of innovative microtechnology solutions in Fiber Optic Networks (FTTC & FTTH), especially the long-distance ones
- Transfer of know-how, experience and best practices on 700Mhz, 5G and IoT;
- Implementation management tool for network and operations automation, aiming cost reductions and an increase on customers' quality perception.
- Consulting services to support and share know-how of digital channels in terms of strategy, sales operations and technical support in service operations;
- Development of common and structural initiatives to prevent and restrain revenue losses through controls and performance improvements in the analysis of Revenue Assurance KPIs (Finance, Network and IT)

1. Telecom Itália classification

Source: TIM Brasil

# Main benefits of cooperation and support 2019/20 offer - CTIO

**Enhanced and dynamic customer expectations demands a robust plan of network expansion driven by analytic insights, on top of major cultural transformation**

1. Optimize use of frequencies spectrum
2. Optical fiber deployment to support an ultra broadband convergent network
3. Demand to increase site density
4. Advanced analytics tools
5. Dynamic customer expectations and new technologies driving a disruption in the current Telecom Companies operating model

| CTIO | CAPEX (€ Mi) |
|---|---|
| Transport & infrastructure | 1.433 |
| Mobile access network | 1.386 |
| Fixed access network | 837 |
| Core & OSS | 613 |
| Innovation | 297 |
| Cross | 239 |
| TOTAL[1] | 4.805 |

**Main benefits for TIM Brasil**

- Tools for 4G and 5G **microwave access network** dimensioning and planning
- Know-how in **Artificial Intelligence and Machine Learning.**
- **Training for RAN problems** in access equipment (Ericsson, Nokia and Huawei)
- Automation of acceptance and **preventive maintenance**
- POC (Proof of Concept) for sharing already started initiatives about **API exposition, sandbox, big data and startups scouting**
- **Enhance quality and performance KPI's** for all services and networks E2E
- **Unitary costs** per service evaluation model
- Fixed access network deployment **FTTH/GPON**
- IT softwares **licenses management**
- Technical requirements for **5G and IoT services**

TIM

1. Total expected Network services on 2019/20 amendment

Source: TIM Brasil

# Independent opinion

**In a competitive process (RFQ) realized in August 2018, TIM Brasil, hired - ADVISIA OC&C which is a global strategy consultancy firm**

- TIM Brasil RFQ main competitors:
  - Accenture
  - ADVISIA
  - BIP
- **Awarded: ADVISIA**
- Founded in 1987, since 2003 in Brazil
- Currently, 14 offices worldwide and more than 75 partners and 500 consultants
- Global coverage through local hubs
- Client roster includes some of the largest corporations and most innovative challengers in the world

ADVISIA OC&C global reach



Milan
London
Paris
Düsseldorf
Hamburg
Warsaw
Munich
Istanbul
New York
Belo Horizonte
São Paulo
Mumbai
New Delhi
Hong Kong
Shanghai

Source: ADVISIA OC&C Strategy Consultants

# Summary – Rate Comparison (2019/20 – 12nd Amendment)

- ADVISIA evaluated the services fares offered in Italy and Brazil, and concluded that the fares applied by Telecom Italia, both for consulting and IT services, are in accordance with the fares practiced in the market (Italian and Brazilian) for similar services.

**Consulting**

Average range – Analysis on European fares

| €/Man Day | Min | Max |
|---|---|---|
| Blended rates[3] | 758 | 2.161 |

TI Blended[3]: 1.032

Average range – Analysis on Brazilian fares[1]

| €/Man Day | Min | Max |
|---|---|---|
| Blended rates[3] | 651 | 1.622 |

**Outsourcing: TI And Plug & Play**

Average range – Analysis on Italian fares

| €/Man Day | Min | Max |
|---|---|---|
| Blended rates[3] | 387 | 592 |

TI Blended[3]: 443

Average range – Analysis on Brazilian fares[1]

| €/Man Day | Min | Max |
|---|---|---|
| Blended rates[3] | 239 | 513 |

Risk Attention Normal

1. Considering 12/31/2018 exchange rates: 1 EUR = 0.902 GBP = 4.464 BRL
2. Taxes excluded
3. Blended rate considers: 27% Senior manager, 34% Manager, 39% Consultant
4. Travel additional of +600 EUR (IT) +700 EUR (Consulting)

Source: TIM Brasil

TIM

# Summary – 5 year comparison

## Actual vs. forecast comparison

Caption

- = Actual values equal to fairness values
- < Actual values smaller than actual values
- > Actual values larger than actual values
- ↓ Actual rate lower than Brazilian rate on fairness

| | | 2014/15 | 2015/16 | 2016/17 | 2017/18 | 2018/19[1,2] |
|---|---|---|---|---|---|---|
| Consulting | Project value Actual x Forecast | < | < | < | = | |
| | Average rate Actual x Forecast | > | < | < | = | = |
| | Performed ratex Brazilian rate[1] | ↓ | ↓ | ↓ | ↓ | ↓ |
| Outsourcing and other services | TI - Project value Actual x Forecast | < | < | < | < | |
| | Network - Project value Actual x Forecast | < | < | < | = | |
| Plug & Play | Project value Actual x Forecast | = | < | < | < | |

Note: For this analysis, +/-2% variations were not disconsidered

1. Considering data from previous Fairness Opinion project (2018)
2. Actual values until december 2018

Source: TIM Brasil

# 11 – 12nd Amendment to the Cooperation and Support Agreement

# TWELFTH AMENDMENT

**TO THE**

# COOPERATION AND SUPPORT AGREEMENT

# TWELFTH AMENDMENT TO THE COOPERATION AND SUPPORT AGREEMENT

This Twelfth Amendment to the Cooperation and Support Agreement (the "**Twelfth Amendment**") is made this [---- ] day of April 2019, by and between:

**TIM S.p.A.,** a company incorporated in the Republic of Italy, with registered office at Via Gaetano Negri, 1, 20123 Milan, Italy, tax code, VAT number and registration with the Milan Business Register 00488410010, share capital of euro 11,677,002,855.10 fully paid up (hereinafter referred to as "TI")

*and*

**TIM S.A. (formerly denominated Intelig Telecomunicações Ltda and successor by incorporation of TIM CELULAR S.A.).**, a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Fonseca Teles, nº 18, A30, bloco B, térreo, Bairro São Cristóvão, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 02.421.421/0001-11, (hereinafter referred to as "**TIM S.A.**"), and **Tim Participações S.A.**, a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. João Cabral De Mello Neto, nº 850, Torre Norte, 12º andar, sala 1212, Barra da Tijuca, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 02.558.115/0001-21, (hereinafter referred to as "**TIM PART**");

For the purposes hereof TI, TIM S.A. and TIM PART shall each individually be referred to as a "**Party**" and collectively be referred to as the "**Parties**".

**WHEREAS**, TI, TIM CELULAR, TIM PART and TIM Nordeste S.A., as of the 30th of May 2007, executed the Cooperation and Support Agreement (the "**Cooperation and Support Agreement**") for the provision of different kind of services and/or the granting of software licenses, by TI to TIM CELULAR and TIM Nordeste S.A., in the areas of *inter alia* Network, Information Technology and Marketing and Sales;

**WHEREAS,** on the 8th April 2008, the 22nd April 2009, the 25th of May 2010, the 6th of May 2011, the 24th of April, 2012, and the 2nd of January 2014, 14th April 2015, 28 th April of 2016, 26th April 2017, 30th April 2018 TI, TIM CELULAR, TIM Nordeste S.A. (this latter only with respect to the First Amendment and the Second Amendment) INTELIG Telecomunicações Ltda (starting from the Fifth Amendment and starting from the Eleventh Amendment denominated TIM S.A.), TIM Fiber SP Ltda, TIM Fiber RJ S.A. (these last two companies only with respect to the Fifth Amendment) and TIM Part entered into, respectively, a First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment, Sixth Amendment, Seventh Amendment, Eighth Amendment, Ninth Amendment, Tenth Amendment and Eleventh Amendment to the Cooperation and Support Agreement, whereby they agreed upon to extend the Term of the Cooperation and Support Agreement from its Initial Term until 30th of April 2019 and determined the Road Map applicable for the years 2008, 2009, 2010, 2011, 2012, 2013, 2014, 2015, 2016, 2017, 2018 and 2019;

**WHEREAS**, effective as of the 30th of December 2009, INTELIG became a wholly owned subsidiary of TIM PART and therefore a company indirectly controlled by TI;

**WHEREAS,** effective as of the 31st of December, 2009, TIM Nordeste S.A. has been merged into its direct controlling company TIM CELULAR;

**WHEREAS**, on the 31st of October, 2011, TIM CELULAR acquired the full Control over TIM Fiber SP Ltda. and TIM Fiber RJ S.A., which became therefore companies indirectly controlled by TI;

**WHEREAS**, on the 29th of August, 2012, TIM Fiber SP Ltda and TIM Fiber RJ S.A. have been merged into their controlling company TIM CELULAR;

**WHEREAS,** on the 26th of July 2017 Intelig Telecomunicações Ltda has been subject to a corporate transformation from a LTDA company into a S.A. company, also duly organised under the laws of the Federative Republic of Brazil, and also changing its company name in "**TIM S.A.**";

**WHEREAS,** effective as of the 31st of October, 2018 TIM CELULAR has been merged in TIM S.A.;

**WHEREAS,** according to the Eleventh Amendment to the Cooperation and Support Agreement, the Term of the Agreement shall expire on 30th of April 2019;

**WHEREAS**, TIM S.A. and TIM PART are willing to continue availing of TI's support and expertise, being provided by TI with services support and license in some core areas of the telecommunication business also beyond the above mentioned expiration date, by further extending the Term of the Cooperation and Support Agreement for an additional twelve months period;

**WHEREAS,** the further extension of the Term of the Cooperation and Support Agreement as contemplated herein has been duly authorised by each Party's corporate bodies and competent officers, in compliance with the best corporate governance rules and practice to them applicable;

**NOW, THEREFORE**, the Parties hereto, in consideration of the foregoing premises which form an integral and substantial part of this instrument, agreed to execute this Twelfth Amendment to the Cooperation and Support Agreement under the following terms and conditions.

1. **Definitions and Interpretation.**

1.1 The definitions contained in the Cooperation and Support Agreement and its Annexes shall apply to this Twelfth Amendment (except where any term is specifically defined herein or the context otherwise requires).

1.2 This Twelfth Amendment modifies the Cooperation and Support Agreement according to the terms and conditions set forth below. Except as expressly provided in this Twelfth

Amendment, no other term or condition set forth in the Cooperation and Support Agreement and its Annexes is modified, amended or altered by this Twelfth Amendment.

1.3. Each reference in the Cooperation and Support Agreement or hereunder to "this Agreement", "hereunder", "hereof", "herein" or words of like import referring to the Cooperation and Support Agreement, shall mean and be a reference to the Cooperation and Support Agreement as amended pursuant to this Twelfth Amendment.

1.4 Each reference in the Agreement to "Company" or "Companies" shall mean a reference, individually or collectively, as the case may be, to TIM S.A. and TIM PART.

1.5 Each reference in the Agreement to "Party" or "Parties" shall mean a reference, individually or collectively, as the case may be, to TI, TIM S.A. and TIM PART.

**2. Amendment to the Agreement.**

2.1.1 Extension of the Term of the Agreement. The Parties hereby agree to extend the Term of the Agreement, which shall expire on the 30th of April 2019, by establishing that the Agreement shall continue in full force and effect for a further twelve months period, until 30th April 2020 (the "**Extended Term**").

2.2 Projects' Price Cap for the Extended Term. The Parties agree to amend sub-section 5.1 of the Agreement setting forth that, during the Extended Term the Projects to be agreed upon between the Parties in connection with the Agreement shall not exceed the total amount of 8.798.943 € (Eight million, seven hundred ninety eight thousand, nine hundred forty three Euros.) the "**Projects' Price Cap for the Extended Term").**

2.3 Road Map for the Extended Term. Prior to the execution of this Twelfth Amendment, the Companies have been provided by TI with a new Road Map which relates to the Extended Term, aiming at allowing the identification and evaluation of the possible Projects that the Companies may elect to pursue during the Extended Term. Such new Road Map for the Extended Term, has been further implemented in consultation between TI and the Companies and, by the execution of this Twelfth Amendment, it is finally agreed between the Parties in the version which is enclosed hereto as Annex I ("**Road Map for the Extended Term**"). The Road Map for the Extended Term will be used for the purposes set out in Section 3.1.1 of the Agreement.

2.4 For the Extended Term agreed herein, each reference in the Agreement to the terms "Projects' Price Cap", "Road Map", "Term" and "Annex VII", shall be intended as a reference made to "Projects' Price Cap for the Extended Term", "Road Map for the Extended Term", "Extended Term" and "Annex I", respectively, as defined in this Twelfth Amendment.

2.5 Notwithstanding anything to the contrary contained in the Cooperation and Support Agreement and in particular in Section 3.8 thereof, the Parties hereby acknowledge and

agree that certain Projects may be performed by certain TI's Affiliates and/or certain third parties (other than the Companies) and their personnel, as subcontractors of TI, provided however that TI will remain fully and entirely responsible for any and all activities performed by such Affiliates and/or such third parties.

2.6 The Parties acknowledge and agree that, for all that is not expressly provided in this Twelfth Amendment to the contrary, the provisions contained in the Agreement shall remain in full force and effect and shall apply.

3. **Governing Law.**

This Twelfth Amendment shall be governed by the laws of Italy. The provisions of Section 10 of the Cooperation and Support Agreement shall apply to this Twelfth Amendment and are incorporated herein by reference, *mutatis mutandis*.

________________________________________

TIM S.P.A.
By:
Title:

________________________________________

TIM S.A. By:
Title:

________________________________________

TIM PARTICIPAÇÕES S.A.
By:
Title:

Witnesses:

| | |
|---|---|
| _________________________ | _________________________ |
| By | By |

# Annex I

# ROADMAP FOR THE EXTENDED TERM